
11006236

2010 Annual Report


PRAXAIR

Making our planet more productive

Financial Highlights

(Dollar amounts in millions, except per share data)

Year ended December 31,	2010	2009	2008
Reported Amounts:			
Sales	$10,116	$8,956	$10,796
Operating profit	$2,082	$1,575	$1,883
Net income – Praxair, Inc.	$1,195	$1,254	$1,211
Diluted earnings per share	$3.84	$4.01	$3.80
Adjusted Amounts [(a)]:			
Operating profit	$2,167	$1,881	$2,077
Net income – Praxair, Inc.	$1,476	$1,247	$1,336
Diluted earnings per share	$4.74	$3.99	$4.20
Other Information and Ratios:			
Cash flow from operations [(b)]	$1,905	$2,168	$2,038
Capital expenditures	$1,388	$1,352	$1,611
After-tax return on capital [(c)]	14.4%	13.8%	15.3%
Return on equity [(c)]	26.4%	27.0%	26.8%

(a) Adjusted amounts are non-GAAP measures. 2010 adjusted amounts exclude the impact of the Spain income tax settlement, U.S. homecare divestiture, repatriation of tax benefits and Venezuela currency devaluation. 2009 adjusted amounts exclude the impact of the Brazil tax amnesty program and other charges and 2008 adjusted amounts exclude the impact of a cost reduction program and other charges. Adjusted amounts are reconciled to reported amounts in the "Non-GAAP Financial Measures" section in Item 7.

(b) 2010 cash flow from operations includes a $481 million payment related to the Spain income tax settlement. See "Liquidity, Capital Resources and Other Financial Data" section in Item 7.

(c) After-tax return on capital and return on equity are non-GAAP measures defined in the "Non-GAAP Financial Measures" section in Item 7.


Sales
$10,796
$8,956
$10,116
08
09
10
Adjusted Diluted Earnings Per Share(a)
$4.20
$3.99
$4.74
08
09
10
After-Tax Return On Capital(c)
15.3%
13.8%
14.4%
08
09
10

2010 Sales


End Markets
Food & Beverage 7%
Healthcare 10%
Other 11%
Electronics 9%
Manufacturing 23%
Chemicals 10%
Aerospace 3%
Energy 11%
Metals 16%
Business Segments
Surface Technologies 6%
South America 19%
Asia 11%
North America 51%
Europe 13%
Distribution Method
On-site 25%
Merchant 30%
Packaged Gases 29%
Other 16%

Chairman's Letter

Dear Shareholder:

In 2010, the Praxair team proved to be nimble and resourceful while navigating shifting economic conditions around the world. Excellent project execution and new business gains, combined with rigorous cost management and $400 million in productivity savings, added up to record earnings per share, up 19% from the prior year. Total shareholder return was 21% compared to 15% for the Standard & Poor's 500 Index. Just after year-end, we announced the 18th consecutive annual increase in Praxair's dividend.

Sales were up 13% from 2009, reflecting volume growth in all geographic regions and end markets. Operating profit was up 15%, outpacing sales growth, and our operating margin increased to 21.4% -- a record.

We generated strong operating cash flow which helped fund construction of large on-site projects under long-term contracts, certain acquisitions related primarily to new business in the Middle East, as well as dividends and stock repurchases.

Financial metrics are not the sole measures of our success. Our global team's safety performance during 2010 achieved best-ever levels in terms of reducing injuries and preventing product vehicle accidents. For the eighth consecutive year, Praxair was selected as a component of the Dow Jones Sustainability World Index – the only industrial gases company to be included in the 2010-2011 Index.

The emerging economies of South America, Asia and Mexico currently account for 36% of Praxair's worldwide sales and are expected to reach 45% by 2015. In 2010, we initiated operations in two new geographies: Russia and the Middle East. We established a joint venture with ROC, a leading industrial gas supplier in the United Arab Emirates and Kuwait, and landed our first on-site contract with the United Steel Company in Bahrain. In Russia, we contracted to supply Nikochem, a leading polyvinyl chloride producer, and Evraz, a major global steel producer.

The energy sector continues to be a major source of growth, generated primarily by hydrogen demand for oil refining. We started up our largest hydrogen facility to date in Indiana to supply BP, and are building another hydrogen plant to supply Indian Oil Corporation's new refinery beginning 2012. Praxair also signed contracts to supply enhanced oil recovery projects with ExxonMobil in Texas and an Abu Dhabi company in the Middle East.

Demand from biofuels and solar-cell customers continues to grow, and 15 new contracts were signed to supply solar-cell manufacturers during the year. Praxair is the largest industrial gas supplier to the polysilicon market, and currently serves more than 50 photovoltaic manufacturing facilities worldwide.

The coal gasification market in China continues to provide significant opportunities for Praxair. We will be starting up our second large air separation plant to supply a coal gasification project later this year and are currently pursuing several large projects that we expect to come to fruition in the coming months.

Between 2% and 3% of Praxair's annual sales growth is generated by applications technologies that help customers reduce operating costs, increase process efficiencies and improve their environmental performance. For example, Praxair's ozone disinfection technology was installed at two plants that supplied drinking water to the 2010 Shanghai Expo Park. In the steel industry, Praxair's dilute oxygen combustion technology helped reduce fuel consumption at an ArcelorMittal mill in Indiana by 260,000 million Btu per year.

In July 2010 we added a new director to our board. Oscar de Paula Bernardes is a former chief executive officer of Bunge International, a leading global agribusiness company. He brings a wealth of global business experience to the board and has an in-depth understanding of the business environment in South America, particularly in Brazil.

Looking ahead, I believe Praxair is in its best position ever. In the U.S., Canada and Europe, where we anticipate modest but steady economic recovery, our continued focus on operational discipline will help generate earnings growth that exceeds underlying economic performance. We expect much stronger growth in the emerging economies, where increased consumer spending is attracting investment in industrial-gas-intensive industries such as metals, chemicals and energy production.

Delivering consistent, superior performance through the economic cycles is the hallmark of Praxair, and we expect nothing different in the years ahead. Praxair people consistently step up to a challenge and raise the performance bar in key areas such as safety, environmental performance, productivity and compliance. I am proud to be part of a skilled, dedicated, global team who demonstrate daily our mission of "*making our planet more productive.*"

Steve Angel

Steve Angel
Chairman, President & Chief Executive Officer
February 23, 2011

Financial comparisons are non-GAAP measures.

Board of Directors

Stephen F. Angel
Chairman, President & Chief Executive Officer
Praxair, Inc.

Oscar de Paula Bernardes
Managing Partner, Integra Assessoria em Negocios Ltda; former Chief Executive Officer, Bunge International
Finance & Pension; Governance & Nominating Committees

Nance K. Dicciani
Former President & Chief Executive Officer, Honeywell Specialty Materials
Compensation & Management Development; Finance & Pension Committees

Edward G. Galante
Former Senior Vice President, ExxonMobil Corporation
Compensation & Management Development; Governance & Nominating Committees

Claire W. Gargalli
Former Vice Chairman, Diversified Search Companies
Executive Session Presiding Director
Governance & Nominating (Chair); Audit Committees

Ira D. Hall
Former President & Chief Executive Officer, Utendahl Capital Management, L.P.
Finance & Pension (Chair); Audit Committees

Raymond W. LeBoeuf
Former Chairman & Chief Executive Officer, PPG Industries, Inc.
Audit (Chair); Finance & Pension Committees

Larry D. McVay
Principal, Edgewater Energy, LLC & Former Chief Operating Officer, TNK-BP Holding
Audit; Finance & Pension Committees

Wayne T. Smith
Chairman, President & Chief Executive Officer, Community Health Systems, Inc.
Compensation & Management Development (Chair); Governance & Nominating Committees

Robert L. Wood
Former Chairman, President & Chief Executive Officer, Chemtura Corporation
Compensation & Management Development; Governance & Nominating Committees

Executive Leadership

Stephen F. Angel, Chairman, President & Chief Executive Officer

Ricardo S. Malfitano, Executive Vice President

James S. Sawyer, Executive Vice President & Chief Financial Officer

Eduardo F. Menezes, Senior Vice President & President, North American Industrial Gases

Scott E. Telesz, Senior Vice President

James T. Breedlove, Senior Vice President, General Counsel & Secretary

Officers

Domingos H.G. Bulus, Senior Vice President & President, Praxair South America & President, White Martins Gases Industriais Ltda.

Joseph S. Cappello, President, Praxair Asia

Murray G. Covello, Vice President, Global Supply Systems

Mark F. Gruninger, President, Praxair Surface Technologies, Inc.

Timothy S. Heenan, Vice President, Tax

Elizabeth T. Hirsch, Vice President & Controller

Sunil Mattoo, Vice President, Strategic Planning & Marketing

Murilo B. Melo, President, Praxair Mexico & Central America

Susan M. Neumann, Vice President, Communications & Public Relations

John M. Panikar, President, Praxair Distribution, Inc.

Raymond P. Roberge, Senior Vice President & Chief Technology Officer

Anne K. Roby, President, Praxair Electronics

Sally A. Savoia, Vice President, Human Resources

Todd A. Skare, President, Praxair Europe, Middle East & Russia

Theodore F. Trumpp III, Vice President, Global Sales

Matthew J. White, Vice President & Treasurer

Daniel H. Yankowski, President, Global Hydrogen

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-11037

Praxair, Inc.

Praxair, Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810-5113
Tel. (203) 837-2000

State of incorporation: Delaware
IRS identification number: 06-124 9050

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Registered on:
Common Stock ($0.01 par value)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non- accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common stock held by non-affiliates as of June 30, 2010, was approximately $23 billion (based on the closing sale price of the stock on that date as reported on the New York Stock Exchange).

At January 31, 2011, 303,308,878 shares of common stock of Praxair, Inc. were outstanding.

Documents incorporated by reference:

Portions of the Proxy Statement of Praxair, Inc., for its 2011 Annual Meeting of Shareholders, are incorporated in Part III of this report.

PRAXAIR, INC.

ANNUAL REPORT ON FORM 10-K
For the fiscal year ended December 31, 2010

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

General

Praxair, Inc. (Praxair or the company) was founded in 1907 and became an independent publicly traded company in 1992. Praxair was the first company in the United States to produce oxygen from air using a cryogenic process and continues to be a major technological innovator in the industrial gases industry.

Praxair is the largest industrial gas supplier in North and South America, is rapidly growing in Asia, and has strong, well-established businesses in Europe. Praxair's primary products for its industrial gases business are atmospheric gases (oxygen, nitrogen, argon, rare gases) and process gases (carbon dioxide, helium, hydrogen, electronic gases, specialty gases, acetylene). The company also designs, engineers, and builds equipment that produces industrial gases for internal use and external sale. The company's surface technologies segment, operated through Praxair Surface Technologies, Inc., supplies wear-resistant and high-temperature corrosion-resistant metallic and ceramic coatings and powders. Sales for Praxair were $10,116 million, $8,956 million, and $10,796 million for 2010, 2009, and 2008, respectively. Refer to Note 18 to the consolidated financial statements for additional information related to Praxair's reportable segments.

Praxair serves approximately 25 industries as diverse as healthcare and petroleum refining; computer-chip manufacturing and beverage carbonation; fiber-optics and steel making; and aerospace, chemicals and water treatment. In 2010, 94% of sales were generated in four geographic segments (North America, Europe, South America and Asia) primarily from the sale of industrial gases with the balance generated from the surface technologies segment. Praxair provides a competitive advantage to its customers by continuously developing new products and applications, which allow them to improve their productivity, energy efficiency and environmental performance.

Industrial Gases Products and Manufacturing Processes

Atmospheric gases are the highest volume products produced by Praxair. Using air as its raw material, Praxair produces oxygen, nitrogen and argon through several air separation processes of which cryogenic air separation is the most prevalent. As a pioneer in the industrial gases industry, Praxair is a leader in developing a wide range of proprietary and patented applications and supply systems technology. Praxair also led the development and commercialization of non-cryogenic air separation technologies for the production of industrial gases. These technologies open important new markets and optimize production capacity for the company by lowering the cost of supplying industrial gases. These technologies include proprietary vacuum pressure swing adsorption ("VPSA") and membrane separation to produce gaseous oxygen and nitrogen, respectively. Praxair also manufactures precious metal and ceramic sputtering targets used primarily in the production of semiconductors.

Process gases, including carbon dioxide, hydrogen, carbon monoxide, helium and acetylene are produced by methods other than air separation. Most carbon dioxide is purchased from by-product sources, including chemical plants, refineries and industrial processes and is recovered from carbon dioxide wells. Carbon dioxide is processed in Praxair's plants to produce commercial carbon dioxide. Hydrogen and carbon monoxide are produced by either steam methane reforming of natural gas or by purifying by-product sources obtained from the chemical and petrochemical industries. Most of the helium sold by Praxair is sourced from certain helium-rich natural gas streams in the United States, with additional supplies being acquired from outside the United States. Acetylene is typically produced from calcium carbide and water or purchased as a chemical by-product.

Industrial Gases Distribution

There are three basic distribution methods for industrial gases: (i) on-site or tonnage; (ii) merchant liquid; and (iii) packaged or cylinder gases. These distribution methods are often integrated, with products from all three supply modes coming from the same plant. The method of supply is generally determined by the lowest cost means of meeting the customer's needs, depending upon factors such as volume requirements, purity, pattern of usage, and the form in which the product is used (as a gas or as a cryogenic liquid).

On-site. Customers that require the largest volumes of product (typically oxygen, nitrogen and hydrogen) and that have a relatively constant demand pattern are supplied by cryogenic and process gas on-site plants. Praxair constructs plants on or adjacent to these customers' sites and supplies the product directly to customers by pipeline. On-site product supply contracts generally are total requirement contracts with terms typically ranging from 10-20 years and containing minimum purchase requirements and price escalation provisions. Many of the cryogenic on-site plants also produce liquid products for the merchant market. Therefore, plants are typically not dedicated to a single customer. Advanced air separation processes allow on-site delivery to customers with smaller volume requirements. Customers using these systems usually enter into requirement contracts with terms typically ranging from 5-15 years.

Merchant. The merchant business is generally associated with distributable liquid oxygen, nitrogen, argon, carbon dioxide, hydrogen and helium. The deliveries generally are made from Praxair's plants by tanker trucks to storage containers owned or leased and maintained by Praxair or the customer at the customer's site. Due to distribution cost, merchant oxygen and nitrogen generally have a relatively small distribution radius from the plants at which they are produced. Merchant argon, hydrogen and helium can be shipped much longer distances. The agreements used in the merchant business are usually three-to five-year requirement contracts.

Packaged Gases. Customers requiring small volumes are supplied products in metal containers called cylinders, under medium to high pressure. Packaged gases include atmospheric gases, carbon dioxide, hydrogen, helium and acetylene. Praxair also produces and distributes in cylinders a wide range of specialty gases and mixtures. Cylinders may be delivered to the customer's site or picked up by the customer at a packaging facility or retail store. Packaged gases are generally sold by purchase orders.

A substantial amount of the cylinder gases sold in the United States is distributed by independent distributors that buy merchant gases in liquid form and repackage the products in their facilities. Packaged gas distributors, including Praxair, also distribute welding equipment purchased from independent manufacturers. Over time, Praxair has acquired a number of independent industrial gases and welding products distributors at various locations in the United States and continues to sell merchant gases to other independent distributors. Between its own distribution business, joint ventures and sales to independent distributors, Praxair is represented in 48 states, the District of Columbia and Puerto Rico.

Surface Technologies

Praxair's surface technologies segment supplies wear-resistant and high-temperature corrosion-resistant metallic and ceramic coatings and powders to the aircraft, energy, printing, textile, plastics, primary metals, petrochemical and other industries. It also manufactures a complete line of electric arc, plasma and high-velocity oxygen fuel spray equipment as well as arc and flame wire equipment used for the application of wear resistant coatings. The coatings extend wear life and are applied at Praxair's facilities using a variety of thermal spray coatings processes. The coated parts are finished to the customer's precise specifications before shipment.

Inventories – Praxair carries inventories of merchant and cylinder gases, hardgoods and coatings materials to supply products to its customers on a reasonable delivery schedule. On-site plants and pipeline complexes have limited inventory. Inventory obsolescence and backlogs are not material to Praxair's business.

Customers – Praxair is not dependent upon a single customer or a few customers.

International – Praxair is a global enterprise with approximately 61% of its 2010 sales outside of the United States. It conducts industrial gases business through consolidated companies in Argentina, Bahrain, Belgium, Bolivia, Brazil, Canada, Chile, China, Colombia, Costa Rica, Dominican Republic, France, Germany, India, Italy, Japan,

South Korea, Malaysia, Mexico, the Netherlands, Paraguay, Peru, Portugal, Russia, Spain, Taiwan, Thailand, United Arab Emirates, Uruguay and Venezuela. Societa Italiana Acetilene & Derivati S.p.A. (S.I.A.D.), an Italian company accounted for as an equity company, also has established positions in Austria, Bulgaria, Croatia, the Czech Republic, Hungary, Romania, Russia and Slovenia. Yara Praxair, which is also accounted for as an equity company, has established positions in Denmark, Norway and Sweden. Refrigeration and Oxygen Company Limited (ROC), a Middle Eastern company accounted for as an equity company, has operations in the United Arab Emirates, Kuwait and Qatar. Praxair's surface technologies segment has operations in Brazil, China, France, Germany, India, Italy, Japan, Singapore, South Korea, Spain, Switzerland, Taiwan and the United Kingdom.

Praxair's international business is subject to risks customarily encountered in foreign operations, including fluctuations in foreign currency exchange rates, import and export controls, and other economic, political and regulatory policies of local governments. Also, see Item 1A. "Risk Factors" and Item 7A. "Quantitative and Qualitative Disclosures About Market Risk."

Seasonality – Praxair's business is generally not subject to seasonal fluctuations to any significant extent.

Research and Development – Praxair's research and development is directed toward developing new and improved methods for the production and distribution of industrial gases and the development of new markets and applications for these gases. This results in the development of new advanced air separation and hydrogen process technologies and the frequent introduction of new industrial gas applications. Research and development for industrial gases is principally conducted at Tonawanda, New York; Burr Ridge, Illinois; Rio de Janeiro, Brazil; Shanghai, China; and Bangalore, India.

Praxair conducts research and development for its surface technologies to improve the quality and durability of coatings and the use of specialty powders for new applications and industries. Surface technologies research is conducted at Indianapolis, Indiana.

Patents and Trademarks – Praxair owns or licenses a large number of United States and foreign patents that relate to a wide variety of products and processes. Praxair's patents expire at various times over the next 20 years. While these patents and licenses are considered important, Praxair does not consider its business as a whole to be materially dependent upon any one particular patent or patent license. Praxair also owns a large number of trademarks.

Raw Materials and Energy Costs – Energy is the single largest cost item in the production and distribution of industrial gases. Most of Praxair's energy requirements are in the form of electricity, natural gas and diesel fuel for distribution.

The supply of energy has not been a significant issue in the geographic areas where the company conducts business. However, the outcome of regional energy situations or new energy situations is unpredictable and may pose unforeseen future risks.

For carbon dioxide, carbon monoxide, helium, hydrogen, specialty gases and surface technologies, raw materials are largely purchased from outside sources. Praxair has contracts or commitments for, or readily available sources of, most of these raw materials; however, their long-term availability and prices are subject to market conditions.

Competition – Praxair operates within a highly competitive environment. Some of its competitors are larger in size and capital base than Praxair. Competition is based on price, product quality, delivery, reliability, technology and service to customers.

Major competitors in the industrial gases industry both in the United States and worldwide include Air Products and Chemicals, Inc., Airgas Inc., L'Air Liquide S.A., and Linde AG. Principal competitors for the surface technologies lines are Chromalloy Gas Turbine Corporation, a subsidiary of Sequa Corporation, Bodycote, PLC, and Sulzer Metco Management AG. Other competitors in surface coating technologies vary by geographic region.

Employees and Labor Relations – As of December 31, 2010, Praxair had 26,261 employees worldwide. Of this number, 10,183 are employed in the United States. Praxair has collective bargaining agreements with unions at numerous locations throughout the world, which expire at various dates. Praxair considers relations with its employees to be good.

Environment – Information required by this item is incorporated herein by reference to the section captioned "Management's Discussion and Analysis – Environmental Matters" in Item 7 of this 10-K.

Available Information – The company makes its periodic and current reports available, free of charge, on or through its website, www.praxair.com, as soon as practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission (SEC). Investors may also access from the company website other investor information such as press releases and presentations. Information on the company's website is not incorporated by reference herein.

In addition, the public may read and copy any materials filed with the SEC at the SEC's Public Reference Room located at 100 F Street NE, Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website, www.sec.gov, that contains reports, proxy information statements and other information regarding issuers that file electronically.

ITEM 1A. RISK FACTORS

Due to the size and geographic reach of the company's operations, a wide range of factors, many of which are outside of the company's control, could materially affect the company's future operations and financial performance. Management believes the following risks may significantly impact the company:

General Economic Conditions – Weakening economic conditions in markets in which the company does business may adversely impact the company's financial results and/or cash flows.

Praxair serves approximately 25 diverse industries across more than 40 countries, which generally leads to financial stability through various business cycles. However, a broad decline in general economic or business conditions in the industries served by its customers could adversely affect the demand for Praxair's products and impair the ability of our customers to satisfy their obligations to the company, resulting in uncollected receivables and/or unanticipated contract terminations or project delays. In addition, many of the company's customers are in businesses that are cyclical in nature, such as the chemicals, metals and refining industries. Downturns in these industries may adversely impact the company during these cycles. Additionally, such conditions could impact the utilization of the company's manufacturing capacity which may require the company to recognize impairment losses on tangible assets such as property, plant and equipment as well as intangible assets such as intellectual property or goodwill.

Cost and Availability of Raw Materials and Energy – Increases in the cost of energy and raw materials and/or disruption in the supply of these materials could result in lost sales or reduced profitability.

Energy is the single largest cost item in the production and distribution of industrial gases. Most of Praxair's energy requirements are in the form of electricity, natural gas and diesel fuel for distribution. Praxair attempts to minimize the financial impact of variability in these costs through the management of customer contracts. Large customer contracts typically have escalation and pass-through clauses to recover energy and feedstock costs. Such attempts may not successfully mitigate cost variability which could negatively impact its financial condition or results of operations. The supply of energy has not been a significant issue in the geographic areas where it conducts business. However, regional energy conditions are unpredictable and may pose future risk.

For carbon dioxide, carbon monoxide, helium, hydrogen, specialty gases and surface technologies, raw materials are largely purchased from outside sources. Praxair has contracts or commitments for, or readily available sources of, most of these raw materials; however, their long-term availability and prices are subject to market conditions. A disruption in supply of such raw materials could impact the company's ability to meet contractual supply commitments.

International Events and Circumstances – The company's international operations are subject to the risks of doing business abroad and international events and circumstances may adversely impact its business, financial condition or results of operations.

Praxair has substantial international operations which are subject to risks including devaluations in currency exchange rates, transportation delays and interruptions, political and economic instability and disruptions, restrictions on the transfer of funds, the imposition of duties and tariffs, import and export controls, changes in governmental policies, labor unrest, possible nationalization and/or expropriation of assets, domestic and international tax laws and compliance with governmental regulations. These events could have an adverse effect on the international operations in the future by reducing the demand for its products, decreasing the prices at which it can sell its products, reducing the U.S. dollar value of revenue from international operations or otherwise having an adverse effect on its business. In particular, due to recent government actions related to business and currency regulations, there is considerable risk associated with operations in Venezuela (see Note 2 to the consolidated financial statements). At December 31, 2010, Praxair's sales and net assets in Venezuela were less than 1% of Praxair's consolidated amounts.

Global Financial Markets Conditions – Macroeconomic factors may impact the company's ability to obtain financing or increase the cost of obtaining financing which may adversely impact the company's financial results and/or cash flows.

Volatility and disruption in the U.S. and global credit and equity markets, from time to time, could make it more difficult for Praxair to obtain financing for its operations and/or could increase the cost of obtaining financing. In addition, the company's borrowing costs can be affected by short and long-term debt ratings assigned by independent rating agencies which are based, in significant part, on the company's performance as measured by certain criteria such as interest coverage and leverage ratios. A decrease in these debt ratings could increase the cost of borrowing or make it more difficult to obtain financing. While the impact of continued volatility in the global credit markets cannot be predicted with certainty, the company believes that it has sufficient operating flexibility, cash reserves, and funding sources to maintain adequate amounts of liquidity to meet its business needs around the world.

Competitor Actions – The inability to effectively compete could adversely impact results of operations.

Praxair operates within a highly competitive environment worldwide. Competition is based on price, product quality, delivery, reliability, technology and service to customers. Competitors' behavior related to these areas could potentially have significant impacts on the company's financial results.

Governmental Regulations – The company is subject to a variety of United States and foreign government regulations. Changes in these regulations could have an adverse impact on the business, financial position and results of operations.

The company is subject to regulations in the following areas, among others:

- Environmental protection;
- Domestic and international tax laws and currency controls;
- Safety;

- Securities laws (e.g., SEC and generally accepted accounting principles in the United States);
- Trade and import/ export restrictions;
- Antitrust matters;
- Global anti-bribery laws; and
- Healthcare reimbursement regulations

Changes in these or other regulatory areas may impact the company's profitability, may require the company to spend additional resources to comply with the regulations, or may restrict the company's ability to compete effectively in the marketplace. Noncompliance with such laws and regulations could result in penalties or sanctions that could have an adverse impact on the company's financial results. Environmental protection and healthcare reimbursement legislation are discussed further below.

Praxair is subject to various environmental and occupational health and safety laws and regulations, including those governing the discharge of pollutants into the air or water, the storage, handling and disposal of chemicals, hazardous substances and wastes, the remediation of contamination, the regulation of greenhouse gas emissions, and other potential climate change initiatives. Violations of these laws could result in substantial penalties, third party claims for property damage or personal injury, or sanctions. The company may also be subject to liability for the investigation and remediation of environmental contamination at properties that it owns or operates and at other properties where Praxair or its predecessors have operated or arranged for the disposal of hazardous wastes. Although management does not believe that any such liabilities will have a material adverse impact on its financial position and results of operations, management cannot provide assurance that such costs will not increase in the future or will not become material. See the section captioned "Management's Discussion and Analysis – Environmental Matters" in Item 7 of this Form 10-K.

Recent legislation in the United States, including the 2010 Patient Protection and Affordable Care Act, contain provisions that will significantly impact government reimbursement of healthcare-related products and services provided by Praxair to its customers. Many provisions are not effective for several years and regulations have either not been issued or their impact is unclear. Therefore, it is not possible to predict the impact on the company's financial results. Praxair is continuously evaluating and monitoring the impact of this legislation, including any actions that may be appropriate.

Catastrophic Events – Catastrophic events could disrupt the operations of the company and/or its customers and suppliers and may have a significant adverse impact on the results of operations.

The occurrence of catastrophic events or natural disasters such as hurricanes, health epidemics, acts of war or terrorism, could disrupt or delay the company's ability to produce and distribute its products to customers and could potentially expose the company to third-party liability claims. In addition, such events could impact the company's customers and suppliers resulting in temporary or long-term outages and/or the limitation of supply of energy and other raw materials used in normal business operations. These situations are outside the company's control and may have a significant adverse impact on the company's financial results.

Retaining Qualified Personnel – The inability to attract and retain qualified personnel may adversely impact the company's business.

If Praxair fails to attract, hire and retain qualified personnel, the company may not be able to develop, market or sell its products or successfully manage its business. Praxair is dependent upon its highly skilled, experienced and efficient workforce to be successful. Much of Praxair's competitive advantage is based on the expertise and experience of its key personnel regarding its marketing, technology, manufacturing and distribution infrastructure, systems and products. The inability to attract and hire qualified individuals or the loss of key employees in very skilled areas could have a negative effect on the company's financial results.

Technological Advances – If the company fails to keep pace with technological advances in the industry or if new technology initiatives do not become commercially accepted, customers may not continue to buy the company's products and results of operations could be adversely affected.

Praxair's research and development is directed toward developing new and improved methods for the production and distribution of industrial gases and the development of new markets and applications for the use of these gases. This results in the frequent introduction of new industrial gas applications and the development of new advanced air separation process technologies. The company also conducts research and development for its surface technologies to improve the quality and durability of coatings and the use of specialty powders for new applications and industries. The results of these research and development activities help Praxair to create a competitive advantage and provide a platform for the company to grow its business at greater percentages than the rate of industrial production growth in the geographies where it operates. If Praxair's research and development activities did not keep pace with competitors or if it did not create new applications that benefit customers, then the company's future results of operations could be adversely affected.

Litigation and Governmental Investigations – The outcomes of litigation and governmental investigations may affect the company's financial results.

Praxair is subject to various lawsuits and governmental investigations arising out of the normal course of business that may result in adverse outcomes. These actions are based upon alleged environmental, tax, antitrust and personal injury claims, among others. Adverse outcomes in some or all of the claims pending may result in significant monetary damages or injunctive relief that could adversely affect its ability to conduct business. While management currently believes that resolving all of these matters, individually or in the aggregate, will not have a material adverse impact on the company's financial position or liquidity, the litigation and other claims Praxair faces are subject to inherent uncertainties and management's view of these matters may change in the future. There exists the possibility of a material adverse impact on the company's results of operations for the period in which the effect of an unfavorable final outcome becomes probable and reasonably estimable.

Tax Liabilities – Potential tax liabilities could adversely impact the company's financial position and results of operations.

Praxair is subject to income and other taxes in both the United States and numerous foreign jurisdictions. The determination of the company's worldwide provision for income taxes and other tax liabilities requires judgment and is based on diverse legislative and regulatory structures that exist in the various jurisdictions where the company operates. Although management believes its estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in its financial statements and may materially affect the company's financial results for the period when such determination is made. See Notes 5 and 17 to the consolidated financial statements of this Form 10-K.

Pension Liabilities – Risks related to our pension benefit plans may adversely impact our results of operations and cash flows.

Pension benefits represent significant financial obligations that will be ultimately settled in the future with employees who meet eligibility requirements. Because of the uncertainties involved in estimating the timing and amount of future payments and asset returns, significant estimates are required to calculate pension expense and liabilities related to the company's plans. The company utilizes the services of independent actuaries, whose models are used to facilitate these calculations. Several key assumptions are used in the actuarial models to calculate pension expense and liability amounts recorded in the consolidated financial statements. In particular, significant changes in actual investment returns on pension assets, discount rates, or legislative or regulatory changes could impact future results of operations and required pension contributions. For information regarding the potential impacts regarding significant assumptions used to estimate pension expense, including discount rates and the expected long-term rates of return on plan assets. See "Critical Accounting Policies – Pension

Benefits" included in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Form 10-K.

Operational Risks – Operational risks may adversely impact the company's business or results of operations.

Praxair's operating results are dependent on the continued operation of its production facilities and its ability to meet customer contract requirements and other needs. Insufficient or excess capacity threatens the company's ability to generate competitive profit margins and may expose the company to liabilities related to contract commitments. Operating results are also dependent on the company's ability to complete new construction projects on time, on budget and in accordance with performance requirements. Failure to do so may expose the business to loss of revenue, potential litigation and loss of business reputation.

Also inherent in the management of the company's production facilities and delivery systems, including storage, vehicle transportation and pipelines, are operational risks that require continuous training, oversight and control. Material operating failures at production, storage facilities or pipelines, including fire, toxic release and explosions, or the occurrence of vehicle transportation accidents could result in loss of life, damage to the environment, loss of production and/or extensive property damage, all of which may negatively impact the company's financial results.

Information Technology Systems – The Company may be subject to information technology system failures, network disruptions and breaches in data security.

Praxair utilizes an enterprise resource planning system and other technologies for the exchange of information both within the company and in communicating with third parties. These systems are susceptible to outages due to fire, floods, power loss, telecommunications failures, viruses, break-ins and similar events, or breaches of security. The occurrence of these or other events could disrupt or damage the company's information technology systems and inhibit the ability to access Praxair's information systems. Management has taken steps to address these risks and concerns by implementing advanced security technologies, internal controls, network and data center resiliency and recovery processes. Despite these steps, however, a failure of the company's information technology systems could have a material adverse impact on Praxair's operations, reputation and financial results.

Acquisitions – The inability to effectively integrate acquisitions could adversely impact the company's financial position and results of operations.

Praxair has evaluated, and expects to continue to evaluate, a wide array of potential strategic acquisitions. Many of these acquisitions, if consummated, could be material to its financial condition and results of operations. In addition, the process of integrating an acquired company, business or group of assets may create unforeseen operating difficulties and expenditures. Although historically the company has been successful with its acquisition strategy and execution, the areas where the company may face risks include:

- The need to implement or remediate controls, procedures and policies appropriate for a larger public company at companies that prior to the acquisition lacked these controls, procedures and policies;
- Diversion of management time and focus from operating existing business to acquisition integration challenges;
- Cultural challenges associated with integrating employees from the acquired company into the existing organization;
- The need to integrate each company's accounting, management information, human resource and other administrative systems to permit effective management;
- Difficulty with the assimilation of acquired operations and products;
- Failure to achieve targeted synergies; and
- Inability to retain key employees and business relationships of acquired companies.

Foreign acquisitions involve unique risks in addition to those mentioned above, including those related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries. Also, the anticipated benefit of the company's acquisitions may not materialize. Future acquisitions or dispositions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities or amortization expenses, or impairments of goodwill, any of which could adversely impact the company's financial results.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Praxair has received no written SEC staff comments regarding any of its Exchange Act reports which remain unresolved.

ITEM 2. PROPERTIES

Praxair's worldwide headquarters are located in leased office space in Danbury, Connecticut. Other principal administrative offices are owned in Tonawanda, New York, and leased in Rio de Janeiro, Brazil; Shanghai, China and Madrid, Spain.

Praxair designs, engineers, manufactures and operates facilities that produce and distribute industrial gases. These industrial gas production facilities and certain components are designed and/or manufactured at its facilities in Tonawanda, New York; Burr Ridge, Illinois; Rio de Janeiro, Brazil; Monterrey, Mexico; Shanghai, China; and Bangalore, India. Praxair's Italian equity affiliate, S.I.A.D., also has such capacity.

Due to the nature of Praxair's industrial gas products, it is generally uneconomical to transport them distances greater than a few hundred miles from the production facility. As a result, Praxair operates a significant number of production facilities spread throughout several geographic regions.

The following is a description of production facilities for Praxair by segment. No significant portion of these assets was leased at December 31, 2010. Generally, these facilities are fully utilized and are sufficient to meet our manufacturing needs.

North America

The North America segment operates production facilities in the U.S., Canada and Mexico, approximately 250 of which are cryogenic air separation plants, hydrogen plants and carbon dioxide plants. There are five major pipeline complexes in North America located in Northern Indiana, Houston, along the Gulf Coast of Texas, Detroit and Louisiana. Also located throughout North America are packaged gas facilities, specialty gas plants, helium plants and other smaller plant facilities.

Europe

The Europe segment has production facilities primarily in Italy, Spain, Germany, the Benelux region and France which include more than 50 cryogenic air separation plants. There are three major pipeline complexes in Europe located in Northern Spain and the Rhine and Saar regions of Germany. These pipeline complexes are primarily supplied by cryogenic air separation plants. Also located throughout Europe are specialty gas plants, packaged gas facilities and other smaller plant facilities.

South America

The South America segment operates more than 40 cryogenic air separation plants, primarily located in Brazil. Many of these plants support a major pipeline complex in Southern Brazil. Also located throughout South America are carbon dioxide plants, packaged gas facilities and other smaller plant facilities.

Asia

The Asia segment has production facilities located primarily in China, Korea, India and Thailand, approximately 35 of which are cryogenic air separation plants. Also located throughout Asia are noncryogenic air separation, carbon dioxide, hydrogen, packaged gas and other production facilities.

Surface Technologies

The surface technologies segment provides coating services and manufactures coating equipment at approximately 40 sites. The majority of these sites are located in the United States and Europe, with smaller operations in Asia and Brazil, and headquarters located in Indianapolis, Indiana.

ITEM 3. LEGAL PROCEEDINGS

Information required by this item is incorporated herein by reference to the section captioned "Notes to Consolidated Financial Statements – 17 Commitments and Contingencies" in Item 8 of this 10-K.

Additionally, as described in Note 2 to the consolidated financial statements and in the Company's current report on Form 8-K dated December 15, 2010, during the fourth quarter 2010 the Company's Spanish subsidiaries settled various income tax disputes with the Spanish Government. The disputes resulted from a criminal investigation by Spanish prosecutors of certain income tax credits and other transactions relating to the years 2001 to 2005. As a result of the settlement, the Company will pay about $500 million ($481 million was paid in December 2010) which includes settlement amounts for the periods under investigation and amounts related to amended tax positions for subsequent years. Also, the settlement resulted in a $250 million charge to earnings in the fourth quarter 2010, representing payments in excess of recorded liabilities.

ITEM 4. RESERVED

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The principal market for the company's common stock is the New York Stock Exchange (NYSE). At December 31, 2010 there were 16,452 shareholders of record.

NYSE quarterly stock price and dividend information

Market Price	Trading High	Trading Low	Close	Dividend Per Share
2010				
First Quarter	$83.29	$73.13	$83.00	$0.45
Second Quarter	$89.00	$73.13	$75.99	$0.45
Third Quarter	$90.99	$75.70	$90.26	$0.45
Fourth Quarter	$96.34	$88.60	$95.47	$0.45
2009				
First Quarter	$70.58	$53.42	$67.29	$0.40
Second Quarter	$77.60	$64.50	$71.07	$0.40
Third Quarter	$82.24	$67.19	$81.69	$0.40
Fourth Quarter	$84.97	$76.84	$80.31	$0.40

Praxair's annual dividend on its common stock for 2010 was $1.80 per share. On January 26, 2011, Praxair's Board of Directors declared a dividend of $0.50 per share for the first quarter of 2011, or $2.00 per share annualized, which may be changed as Praxair's earnings and business prospects warrant. The declaration of dividends is a business decision made by the Board of Directors based on Praxair's earnings and financial condition and other factors the Board of Directors considers relevant.

Purchases of Equity Securities – Certain information regarding purchases made by or on behalf of the company or any affiliated purchaser (as defined in Rule 10b-18(a)(3) under the Securities Exchange Act of 1934, as amended) of its common stock during the three months ended December 31, 2010 is provided below:

Period	Total Number of Shares Purchased *(Thousands)*	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program (1) *(Thousands)*	Maximum Number (or approximate dollar value) of Shares that May Yet be Purchased Under the Program (2) *(Millions)*
October 2010	450	$91.03	450	$1,321
November 2010	1,606	$91.78	1,606	$1,174
December 2010	1,386	$93.98	1,386	$1,044
Fourth Quarter 2010	3,442	$92.57	3,442	$1,044

(1) On July 28, 2010, the company announced that the company's board of directors approved the repurchase of an additional $1.5 billion of its common stock which may take place from time to time on the open market (which may include the use of 10b5-1 trading plans) or through negotiated transactions, subject to market and business conditions.

(2) As of December 31, 2010, the company purchased $456 million of its common stock, pursuant to the 2010 program, leaving an additional $1,044 million remaining authorized for purchase under the 2010 program. The 2010 program does not have any stated expiration date.

Peer Performance Table – The graph below compares the most recent five-year cumulative returns of Praxair's common stock with those of the Standard & Poor's 500 Index (SPX) and the S5 Materials Index (S5MATR) which covers 30 companies, including Praxair. The figures assume an initial investment of $100 on December 31, 2005 and that all dividends have been reinvested.


$250
$200
$150
$100
$50
Dollars
2005
2006
2007
2008
2009
2010
PX
SPX
S5MATR

ITEM 6. SELECTED FINANCIAL DATA

FIVE-YEAR FINANCIAL SUMMARY

(Dollar amounts in millions, except per share data)

Year Ended December 31,	2010 (a)	2009 (a)	2008 (a)	2007	2006
From the Income Statement					
Sales	$ 10,116	$ 8,956	$ 10,796	$ 9,402	$ 8,324
Cost of sales, exclusive of depreciation and amortization	5,754	5,032	6,495	5,557	4,968
Selling, general and administrative	1,196	1,088	1,312	1,190	1,086
Depreciation and amortization	925	846	850	774	696
Research and development	79	74	97	98	87
Brazil tax amnesty program and other charges	85	306	194	—	—
Other income (expenses) – net	5	(35)	35	3	32
Operating profit	2,082	1,575	1,883	1,786	1,519
Interest expense – net	118	133	198	173	155
Income before income taxes and equity investments	1,964	1,442	1,685	1,613	1,364
Income taxes	768	169	465	419	355
Income before equity investments	1,196	1,273	1,220	1,194	1,009
Income from equity investments	38	24	36	26	10
Net income (including noncontrolling interests)	1,234	1,297	1,256	1,220	1,019
Noncontrolling interests	(39)	(43)	(45)	(43)	(31)
Net income – Praxair, Inc.	$ 1,195	$ 1,254	$ 1,211	$ 1,177	$ 988
Per Share Data – Praxair, Inc. Shareholders					
Basic earnings per share	$ 3.90	$ 4.08	$ 3.87	$ 3.69	$ 3.05
Diluted earnings per share	$ 3.84	$ 4.01	$ 3.80	$ 3.62	$ 3.00
Cash dividends per share	$ 1.80	$ 1.60	$ 1.50	$ 1.20	$ 1.00
Weighted Average Shares Outstanding (000's)					
Basic shares outstanding	306,720	307,676	312,658	318,997	323,495
Diluted shares outstanding	311,395	312,382	318,302	324,842	329,293
Other Information and Ratios					
Total assets	$ 15,274	$ 14,317	$ 13,054	$ 13,382	$ 11,102
Total debt	$ 5,557	$ 5,055	$ 5,025	$ 4,192	$ 3,167
Cash flow from operations	$ 1,905	$ 2,168	$ 2,038	$ 1,958	$ 1,752
Capital expenditures	$ 1,388	$ 1,352	$ 1,611	$ 1,376	$ 1,100
Acquisitions	$ 148	$ 131	$ 130	$ 476	$ 14
Return on equity (b)	26.4%	27.0%	26.8%	24.6%	23.1%
After-tax return on capital (b)	14.4%	13.8%	15.3%	15.3%	14.5%
Debt-to-capital ratio (b)	47.5%	47.2%	53.8%	43.4%	39.9%
Shares outstanding (000's)	303,997	306,478	306,861	315,488	320,861
Number of employees	26,261	26,164	26,936	27,992	27,042

(a) Amounts for 2010 include: (i) an income tax charge of $250 million related to a Spanish income tax settlement; (ii) a pre-tax charge of $58 million ($40 million after-tax) related to the US homecare divestiture; (iii) a net repatriation tax benefit of $35 million; and (iv) a pre-tax charge of $27 million ($26 million after-tax) related to the Venezuela currency devaluation. Amounts for 2009 include the impact of the Brazil tax amnesty program and other charges of $306 million ($7 million after-tax benefit). Amounts for 2008 include the impact of the cost reduction program and other charges of $194 million ($125 million after-tax and noncontrolling interests).

(b) Non-GAAP measures. See the "Non-GAAP Financial Measures" section in Item 7 for definitions and reconciliation to reported amounts.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the company's financial condition and results of operations should be read together with its consolidated financial statements and notes to the consolidated financial statements included in Item 8 of this Form 10-K.

BUSINESS OVERVIEW

Praxair is the largest industrial gases supplier in North and South America, is rapidly growing in Asia, and has strong, well-established businesses in Europe. The company's primary products are oxygen, hydrogen, nitrogen, argon, carbon dioxide, helium, electronic gases and a wide range of specialty gases. Praxair Surface Technologies supplies high-performance coatings that protect metal parts from wear, corrosion and high heat. Praxair's industrial gas operations are managed on a geographical basis and in 2010, 94% of sales were generated in four geographic segments (North America, Europe, South America, and Asia). The surface technologies segment generated the remaining 6% of sales.

Praxair serves approximately 25 industries as diverse as healthcare and petroleum refining; computer-chip manufacturing and beverage carbonation; fiber-optics and steel making; and aerospace, chemicals and water treatment. The diversity of end markets creates financial stability for Praxair in varied business cycles.

Praxair generates most of its revenues and earnings through the following 11 core geographies where the company has its strongest market positions and where distribution and production operations allow the company to deliver the highest level of service to its customers at the lowest cost.

North America	South America	Europe	Asia
United States	Brazil	Spain	China
Canada		Italy	India
Mexico		Germany/Benelux	Thailand
			Korea

Praxair manufactures and distributes its products through a network of hundreds of production plants, pipeline complexes, distribution centers and delivery vehicles. Major pipeline complexes are located in the United States, Brazil, Spain and Germany. These networks are a competitive advantage, providing the foundation of reliable product supply to the company's customer base. The majority of Praxair's business is conducted through long-term contracts which provide stability in cash flow and the ability to pass through changes in energy and feedstock costs to customers. The company has significant growth opportunities in diverse markets including: hydrogen for refining; oxygen for gasification and oxy-fuel applications; and nitrogen and carbon dioxide for oil and gas production.

EXECUTIVE SUMMARY – FINANCIAL RESULTS & OUTLOOK

Adjusted Amounts and Comparisons

The discussion of consolidated results and outlook in this Management's Discussion and Analysis (MD&A) is based on adjusted amounts and comparisons with adjusted amounts. Adjusted amounts are non-GAAP measures that supplement an understanding of the company's financial information by presenting information that investors, financial analysts and management use to help evaluate the company's performance and ongoing business trends on a comparable basis. See the "Consolidated Results" section of this MD&A for a summary of these adjusted amounts. A reconciliation of reported amounts to adjusted amounts can be found in the "Non-GAAP Financial Measures" section of this MD&A.

2010 Year in review

Praxair delivered strong financial performance in 2010. Sales were up 13% with adjusted diluted earnings per share up 19% versus 2009. Sales growth was driven by higher volumes in all geographies and major end-markets. Adjusted operating profit grew 15% by leveraging volume growth from economic recovery and new plant start-ups with continued productivity gains and cost reduction efforts. The company continued to invest in capital projects for future growth and established a presence in two growing geographies, Russia and the Middle East.

- Sales increased 13% to $10,116 million versus $8,956 million in 2009, due primarily to strong volume growth in all geographic segments.
- Reported operating profit of $2,082 million increased from $1,575 million in 2009. Adjusted operating profit of $2,167 increased 15% from 2009. Operating profit grew faster than sales from higher volumes and continued leverage from productivity and cost reduction programs.
- Reported net income – Praxair, Inc. of $1,195 million and diluted earnings per share of $3.84, decreased from $1,254 million and $4.01, respectively, in 2009. Adjusted net income – Praxair, Inc. and diluted earnings per share increased 18% and 19% from 2009, respectively.
- Cash flow from operations was $1,905 million, including the Spanish income tax settlement payment of $481 million in the fourth quarter.
- Capital expenditures were $1,388 million, primarily for the construction of new on-site production plants under contract with customers around the world. Acquisition expenditures of $148 million were primarily related to the purchase of an equity interest in ROC, a leading industrial gas business with operations in Kuwait, Qatar and the United Arab Emirates.

2011 Outlook

- Sales are forecasted in the area of $11 billion.
- Reported diluted earnings per share are forecasted to be in the range of $5.25 to $5.40. This represents an increase of 11% to 14% from the 2010 adjusted diluted earnings per share.
- Effective tax rate of about 28%.
- Capital expenditures in the range of $1.5 to $1.8 billion.

The above guidance should be read in conjunction with the section entitled "Forward-Looking Statements."

Praxair provides quarterly updates on operating results, material trends that may affect financial performance, and financial earnings guidance via earnings releases and investor teleconferences. These materials are available on the company's website, www.praxair.com, but are not incorporated herein.

CONSOLIDATED RESULTS AND OTHER INFORMATION

The following table provides selected data for 2010, 2009, and 2008:

(Dollar amounts in millions, except per share data) Year Ended December 31,	2010	2009	2008	Variance 2010 vs. 2009	Variance 2009 vs. 2008
Reported Amounts:					
Sales	$ 10,116	$ 8,956	$ 10,796	13%	(17)%
Gross margin (a)	$ 4,362	$ 3,924	$ 4,301	11%	(9)%
As a percent of sales	43.1%	43.8%	39.8%		
Selling, general and administrative	$ 1,196	$ 1,088	$ 1,312	10%	(17)%
As a percent of sales	11.8%	12.1%	12.2%		
Depreciation and amortization	$ 925	$ 846	$ 850	9%	— %
Brazil tax amnesty program and other charges (b)	$ 85	$ 306	$ 194		
Other income (expenses) – net	$ 5	$ (35)	$ 35		
Operating profit	$ 2,082	$ 1,575	$ 1,883	32%	(16)%
As a percent of sales	20.6%	17.6%	17.4%		
Interest expense – net	$ 118	$ 133	$ 198	(11)%	(33)%
Effective tax rate	39.1%	11.7%	27.6%		
Net income – Praxair, Inc.	$ 1,195	$ 1,254	$ 1,211	(5)%	4%
Diluted earnings per share	$ 3.84	$ 4.01	$ 3.80	(4)%	6%
Diluted shares outstanding	311,395	312,382	318,302	— %	(2)%
Number of employees	26,261	26,164	26,936	— %	(3)%
Adjusted Amounts (c):					
Operating profit	$ 2,167	$ 1,881	$ 2,077	15%	(9)%
As a percent of sales	21.4%	21.0%	19.2%		
Effective tax rate	27.9%	27.6%	28.2%		
Net income – Praxair, Inc.	$ 1,476	$ 1,247	$ 1,336	18%	(7)%
Diluted earnings per share	$ 4.74	$ 3.99	$ 4.20	19%	(5)%

(a) Gross margin excludes depreciation and amortization expense.

(b) See Note 2 to the consolidated financial statements.

(c) Adjusted amounts are non-GAAP measures. Variances are calculated using adjusted amounts, where indicated. Non-GAAP adjustments are summarized below and a reconciliation of reported amounts to adjusted amounts can be found in the "Non-GAAP Financial Measures" section of this MD&A.

The following items were recorded in the consolidated financial statements:

Year Ended December 31, 2010

(Millions of dollars)	Operating Profit (Loss)	Income Tax Provision (Benefit)	Net Income (Loss)
Spanish income tax settlement	$—	$250	$(250)
US homecare divestiture	(58)	(18)	(40)
Repatriation tax benefit	—	(35)	35
Venezuela currency devaluation	(27)	(1)	(26)
Total	$ (85)	$196	$(281)

Spanish Income Tax Settlement

During the fourth quarter 2010, the Company's Spanish subsidiaries settled various income tax disputes with the Spanish Government. As a result, Praxair recorded an income tax charge of $250 million representing the settlement amount in excess of previously recorded expenses. The settlement requires cash payments of approximately $500 million, $481 million of which was paid in the fourth quarter 2010. The remaining amounts are expected to be paid in 2011.

US Homecare Divestiture

During the fourth quarter 2010, the company announced its intent to sell the U.S. homecare portion of its North American healthcare business and recorded a pre-tax charge of $58 million ($40 million after-tax) representing an adjustment to estimated fair value. On February 2, 2011, the company announced that it had entered into a definitive agreement for sale of the U.S. homecare business to Apria Healthcare Group Inc. The sale is expected to close in the first quarter of 2011.

Repatriation Tax Benefit

Also during the fourth quarter 2010, the company recognized an income tax benefit of $35 million related to the repatriation of highly-taxed foreign earnings.

Venezuela Currency Devaluation

In the first quarter 2010, Praxair recorded a $27 million charge ($26 million after-tax) due primarily to the remeasurement of the local Venezuelan balance sheet to reflect the new official 4.3 exchange rate (representing a 50% devaluation).

Year Ended December 31, 2009

Brazil Tax Amnesty Program and Other Charges

In the third quarter 2009, Praxair recorded a pre-tax charge of $306 million (net after-tax benefit of $7 million) related primarily to a Federal tax amnesty program in Brazil. The program required a cash outlay of $34 million in the 2009 fourth quarter and is expected to require up to an additional $60 million of cash payments in the next twelve months depending on timing of the Brazilian government consolidation process.

Year Ended December 31, 2008

Cost Reduction Program and Other Charges

In 2008, Praxair recorded pre-tax charges totaling $194 million ($125 million after-tax and noncontrolling interests or $0.40 per diluted share), including $118 million related to severance and other exit costs in response to the economic downturn.

See Note 2 to the consolidated financial statements for a more detailed description of these items.

Results of Operations

As previously described, references to "adjusted" amounts refer to reported amounts adjusted to exclude the impact of non-GAAP adjustments and are non-GAAP measures. A reconciliation of reported amounts to adjusted amounts can be found in the "Non-GAAP Financial Measures" section of this MD&A.

2010 Compared With 2009

	% Change from Prior Year	
	2010	**2009**
Sales		
Volume	9%	(10)%
Price/Mix/Other	— %	2%
Cost pass-through	1%	(4)%
Currency	2%	(5)%
Acquisitions/Divestitures	1%	— %
Total sales change	13%	(17)%

Sales in 2010 increased $1,160 million, or 13% versus 2009. Excluding the impacts of currency, cost pass-through and acquisitions/divestitures, sales increased primarily due to 9% volume growth. The favorable impact of currency, primarily in South America, Canada and Mexico, increased sales by 2%. Higher cost pass-through increased sales by 1%, with a negligible impact on operating profit.

Gross margin in 2010 improved $438 million, or 11%, versus 2009. The decrease in the gross margin percentage to 43.1% in 2010 versus 43.8% in 2009 was due primarily to higher cost pass-through to customers.

Selling, general and administrative (SG&A) expenses in 2010 were $1,196 million, or 11.8% of sales, versus $1,088 million, or 12.1% of sales, for 2009. The decrease in SG&A as a percentage of sales was due to realized benefits from ongoing productivity initiatives.

Depreciation and amortization expense in 2010 increased $79 million versus 2009. The increase was due to increased depreciation associated with project start-ups and currency impacts.

Other income (expenses) – net in 2010 was a $5 million benefit versus a $(35) million expense in 2009. The change in 2010 versus 2009 was primarily due to negative currency related items in 2009 and a benefit from an amnesty program in the State of Rio de Janeiro, Brazil in 2010. See Note 7 to the consolidated financial statements for a summary of the major components of Other income (expenses) – net.

Adjusted operating profit of $2,167 million in 2010 was $286 million, or 15%, higher than adjusted operating profit of $1,881 million in 2009. As a percentage of sales, adjusted operating profit improved to 21.4% in 2010 versus 21.0% in 2009. This improvement is a result of strong volume recovery in all geographies and the continued impact of productivity and cost reduction initiatives.

Interest expense – net in 2010 decreased $15 million, or 11% versus 2009 due to lower interest rates on variable rate debt during 2010 and higher capitalized interest.

The adjusted effective tax rate for 2010 was 27.9%, versus 27.6% in 2009, which was essentially unchanged.

Praxair's significant sources of equity income are from companies based in China, Italy, the Middle East and Norway. The company's share of net income from equity investments increased $14 million in 2010 related primarily to higher earnings in Italy (including a tax benefit), China and Norway and the acquisition of ROC in the Middle East in 2010.

At December 31, 2010, noncontrolling interests consisted primarily of noncontrolling shareholders' investments in Asia (primarily in China and India), Europe (primarily in Italy), and North America (primarily within the U.S. packaged gas business). The $4 million decrease in noncontrolling interests in 2010 was due primarily to a tax on the distribution of earnings in India and negative currency effects.

Adjusted net income – Praxair, Inc. of $1,476 million in 2010 was $229 million, or 18%, higher than adjusted net income – Praxair, Inc. of $1,247 million in 2009. The increase was due to higher operating profit, higher income from equity investments and lower interest expense.

Adjusted diluted earnings per share (EPS) of $4.74 in 2010 increased $0.75 per diluted share, or 19%, from adjusted diluted EPS of $3.99 in 2009. The underlying increase in adjusted diluted EPS was due to higher net income – Praxair, Inc. and the lower number of diluted shares outstanding due to the impact of the company's net repurchases of common stock during 2010.

The number of employees at December 31, 2010 was 26,261, reflecting an increase of 97 employees from December 31, 2009.

2009 compared with 2008

	% Change from Prior Year	
	2009	**2008**
Sales		
Volume	(10)%	3%
Price/Mix/Other	2%	4%
Cost pass-through	(4)%	3%
Currency	(5)%	3%
Acquisitions/Divestitures	— %	2%
Total sales change	(17)%	15%

Sales in 2009 decreased $1,840 million, or 17% versus 2008. Excluding the impacts of currency and cost pass-through, sales declined 8% reflecting significantly lower volumes in most geographies due to lower demand consistent with the global economic slowdown partially offset by higher overall pricing. The unfavorable impact of currency, primarily in South America, Europe, Mexico and Canada, decreased sales by 5%. Lower cost pass-through decreased sales by 4%, with a negligible impact on operating profit.

Gross margin in 2009 decreased $377 million, or 9%, versus 2008. The increase in the gross margin percentage to 43.8% in 2009 versus 39.8% in 2008 was due to higher pricing, cost reductions and the impact from lower cost pass-through.

Selling, general and administrative (SG&A) expenses in 2009 were $1,088 million, or 12.1% of sales, versus $1,312 million, or 12.2% of sales, for 2008. The decrease in SG&A expenses was due to cost savings resulting from the cost reduction program initiated in 2008, ongoing productivity programs and currency impacts.

Depreciation and amortization expense in 2009 decreased $4 million versus 2008. The slight decrease was due to currency effects partially offset by the increased depreciation associated with project start-ups.

Other income (expenses) – net in 2009 was a $(35) million expense versus a $35 million benefit in 2008. The change in 2009 versus 2008 was due to a decrease in partnership income and currency related items. See Note 7 to the consolidated financial statements for a summary of the major components of Other income (expenses) – net.

Adjusted operating profit of $1,881 million in 2009 was $196 million, or 9%, lower than adjusted operating profit of $2,077 million in 2008. As a percentage of sales, adjusted operating profit improved to 21.0% in 2009 versus 19.2% in 2008. This improvement is a result of significant cost reductions, higher pricing and the impact of lower cost pass-through on sales.

Interest expense – net in 2009 decreased $65 million, or 33% versus 2008 due to lower interest rates on commercial paper and bank borrowings during 2009.

The adjusted effective tax rate for 2009 was 27.6%, versus 28.2% in 2008, which was essentially unchanged.

Praxair's significant equity investments are in Italy, Norway, the United States and China. The company's share of net income from equity investments decreased $12 million in 2009 primarily related to lower earnings from all equity investments.

At December 31, 2009, noncontrolling interests consisted primarily of noncontrolling shareholders' investments in Asia (primarily in China and India), Europe (primarily in Italy), and North America (primarily within the U.S. packaged gas business). The $2 million decrease in noncontrolling interests in 2009 was due to $6 million of lower income partially offset by a $4 million impact related to the cost reduction program and other charges in 2008.

Adjusted net income – Praxair, Inc. of $1,247 million in 2009 was $89 million, or 7%, lower than adjusted net income – Praxair, Inc. of $1,336 million in 2008. The decrease was due to lower operating profit and income from equity investments partially offset by lower interest expense.

Adjusted diluted earnings per share (EPS) of $3.99 in 2009 decreased $0.21 per diluted share, or 5%, from adjusted diluted EPS of $4.20 in 2008. The underlying decrease in adjusted diluted EPS is in line with the decrease in net income – Praxair, Inc. partially offset by the impact of the company's net repurchases of common stock during 2009.

The number of employees at December 31, 2009 was 26,164, reflecting a decrease of 772 employees from December 31, 2008 primarily related to the 2008 cost reduction program partially offset by the additional employees related to the Sermatech acquisition.

Related Party Transactions

The company's related parties are primarily unconsolidated equity affiliates. The company did not engage in any material transactions involving related parties that included terms or other aspects that differ from those which would be negotiated with independent parties.

Environmental Matters

Praxair's principal operations relate to the production and distribution of atmospheric and other industrial gases, which historically have not had a significant impact on the environment. However, worldwide costs relating to environmental protection may continue to grow due to increasingly stringent laws and regulations, and Praxair's ongoing commitment to rigorous internal standards.

Climate Change

Praxair operates in jurisdictions that have, or are developing, laws and/or regulations to reduce or mitigate the perceived adverse effects of greenhouse gas (GHG) emissions and faces a highly uncertain regulatory environment in this area. For example, the U.S. Environmental Protection Agency (EPA) has promulgated rules requiring monitoring and controlling GHG emissions and one of these rules regulates GHG emissions from light-duty vehicles and certain large manufacturing facilities, many of which are Praxair suppliers or customers. Among other impacts, such regulations are expected to raise the costs of energy, which is a significant cost for Praxair. Nevertheless, Praxair's customer contracts routinely provide rights to recover increased electricity, natural gas, and other costs that are incurred by the company.

Praxair anticipates continued growth in its hydrogen business, as hydrogen is essential to refineries which use it to remove sulfur from transportation fuels in order to meet ambient air quality standards in the United States. Hydrogen production plants and a large number of other manufacturing and electricity-generating plants have been identified under California law as a source of carbon dioxide emissions and these plants have also become subject to recently promulgated cap-and-trade regulations in that state. Praxair believes it will be able to mitigate some potential costs through the terms of its product supply contracts; however, legislation that limits GHG emissions may impact growth in this area by increasing operating costs and/or decreasing demand.

To manage these potential business risks from potential GHG emission regulation, Praxair actively monitors current developments, evaluates the direct and indirect business risks, and takes appropriate actions. Among others, actions include: increasing relevant resources and training; consulting with vendors, insurance providers and industry experts; incorporating GHG provisions in commercial agreements; and conducting regular reviews of the business risks with management. Although there are considerable uncertainties, Praxair believes that the business risk from potential regulations can be effectively managed through its commercial contracts. Additionally, Praxair does not anticipate any material effects regarding its plant operations or business arising from potential physical risks of climate change. Also, Praxair continuously seeks opportunities to reduce its own energy use and GHG footprint.

At the same time, governmental regulation of GHG and other emissions and the growth of renewable energy alternatives may provide Praxair with business opportunities. Praxair continues to develop new applications technologies that can lower emissions, including GHG emissions, in Praxair's processes and help customers lower energy consumption and increase product throughout. Stricter regulation of water quality in emerging economies such as China provide a growing market for a number of gases, e.g., oxygen for wastewater treatment. Renewable fuel standards in the European Union and U.S. create a market for second-generation biofuels which are users of industrial gases such as oxygen, carbon dioxide, and hydrogen.

Costs Relating to the Protection of the Environment

Environmental protection costs in 2010 included approximately $18 million in capital expenditures and $28 million of expenses. Environmental protection expenditures decreased $3 million during 2010, primarily due to new projects coming on-line. Praxair anticipates that future annual environmental protection expenditures will be similar to 2010, subject to any significant changes in existing laws and regulations. Based on historical results and current estimates, management does not believe that environmental expenditures will have a material adverse effect on the consolidated financial position, the consolidated results of operations or cash flows in any given year.

Legal Proceedings

See Note 17 to the consolidated financial statements for information concerning legal proceedings.

Retirement Benefits

Pensions

The net periodic benefit cost for the U.S. and International pension plans was $57 million in 2010, $43 million in 2009 and $54 million in 2008. Consolidated net periodic benefit cost included settlement charges of $3 million, $4 million and $17 million in 2010, 2009 and 2008, respectively.

The funded status (pension benefit obligation (PBO) less the fair value of plan assets) for the U.S. plans improved $73 million to a deficit of $354 million at December 31, 2010 from a deficit of $427 million in 2009. This improvement in 2010 from 2009 was primarily due to cash contributions of $107 million and strong pension asset investment performance in 2010, partially offset by the increased PBO due to the use of a lower discount rate. The funded status deficit for the international plans decreased by $2 million at December 31, 2010 versus 2009 as the increase in plan assets was largely offset by an increase in the PBO from lower discount rates.

Global pension contributions were $124 million in 2010, $128 million in 2009 and $20 million in 2008. Estimates of 2011 contributions are in the range $70 million to $120 million. The increase in pension contributions in 2010 and 2009 versus 2008 was primarily due to the decline in the value of pension assets as a result of the 2008 performance of the global securities markets and lower discount rates.

Praxair assumes an expected return on plan assets for 2011 in the U.S of 8.25%. In 2011, consolidated pension expense is expected to be approximately $60 million versus $57 million in 2010. The increase is due primarily to an increase in the amortization of net actuarial gains/losses. The amortization is recognized based on the amount of net actuarial gains/losses above certain thresholds and over the period of either the average remaining service lives or average remaining life expectancies of the employees or retirees.

OPEB

The net periodic benefit cost for postretirement benefits other than pensions (OPEB) was $20 million in 2010 and 2009, and $19 million in 2008. The funded status deficit decreased $38 million during 2010 due primarily to a plan change in the U.S. and benefit payments partially offset by the lower discount rates used in 2010 versus 2009.

In 2011, consolidated net periodic benefit costs for the OPEB plans is expected to be approximately $12 million compared to $20 million in 2010. The decrease is primarily due to the favorable impact of a plan amendment within the U.S. plans.

See the Critical Accounting Policies section and Note 16 to the consolidated financial statements for a more detailed discussion of the company's retirement benefits, including a description of the various retirement plans and the assumptions used in the calculation of net periodic benefit cost and funded status.

Insurance

Praxair purchases insurance to limit a variety of risks, including those related to property, business interruption, third-party liability and workers' compensation. Currently, the company self-retains the first $5 million per occurrence for workers' compensation, general and vehicle liability and retains $2.5 million to $5 million per occurrence at its various properties worldwide. To mitigate its aggregate loss potential above varying retentions, the company purchases insurance coverage from highly rated insurance companies at what it believes are reasonable coverage levels.

At December 31, 2010 and 2009, the company had recorded a total of $28 million and $36 million, respectively, representing an estimate of the retained liability for the ultimate cost of claims incurred and unpaid as of the balance sheet dates. The estimated liability is established using statistical analyses and is based upon historical experience, actuarial assumptions and professional judgment. These estimates are subject to the effects of trends in loss severity and frequency and are subject to a significant degree of inherent variability. If actual claims differ from the company's estimates, they will be adjusted at that time and financial results could be impacted.

Praxair recognizes estimated insurance proceeds relating to damages at the time of loss only to the extent of incurred losses. Any insurance recoveries for business interruption and for property damages in excess of the net book value of the property are recognized only when realized.

SEGMENT DISCUSSION

The following summary of sales and operating profit by segment provides a basis for the discussion that follows (for additional information concerning Praxair's segments, see Note 18 to the consolidated financial statements). Praxair evaluates the performance of its reportable segments based on operating profit, excluding the items not indicative of ongoing business trends. Accordingly, segment operating profit and the following discussion of segment results, including comparisons with prior periods, exclude the impact of: (i) the US homecare divestiture and Venezuela currency devaluation in 2010, (ii) the Brazil tax amnesty program and other charges in 2009, and (iii) the cost reduction program and other charges in 2008.

(Dollar amounts in millions) Year Ended December 31,	2010	2009	2008	Variance 2010 vs. 2009	Variance 2009 vs. 2008
Sales					
North America	$ 5,111	$4,626	$ 5,939	10%	(22)%
Europe	1,334	1,283	1,502	4%	(15)%
South America	1,970	1,645	1,889	20%	(13)%
Asia	1,133	885	891	28%	(1)%
Surface Technologies	568	517	575	10%	(10)%
	$10,116	$8,956	$10,796	13%	(17)%
Operating Profit					
North America	$ 1,196	$1,044	$ 1,078	15%	(3)%
Europe	267	268	365	— %	(27)%
South America	454	350	389	30%	(10)%
Asia	166	138	149	20%	(7)%
Surface Technologies	84	81	96	4%	(16)%
Segment operating profit	2,167	1,881	2,077	15%	(9)%
Brazil tax amnesty program and other charges (Note 2)	(85)	(306)	(194)		
Total operating profit	$ 2,082	$1,575	$ 1,883		

North America

	% Change from Prior Year 2010	% Change from Prior Year 2009
Sales		
Volume	8%	(13)%
Price/Mix/Other	(1)%	1%
Cost pass-through	1%	(7)%
Currency	2%	(3)%
Acquisitions/Divestitures	— %	— %
Total sales change	10%	(22)%

The North America segment includes Praxair's industrial gases operations in the U.S., Canada and Mexico.

Sales for 2010 increased $485 million, or 10%, versus 2009. Excluding the impacts of currency and cost pass-through, sales increased 7% due largely to higher volumes. Sales to metals and chemical end-markets increased significantly from 2009. Sales to manufacturing customers also improved throughout the year as the economy continued to improve. Sales to the energy market, primarily hydrogen for refining, were higher than 2009 due to strong demand and a new plant start-up. Currency appreciation in Canada and Mexico increased sales by $108 million, or 2%. Higher cost pass-through increased sales by $44 million, or 1%, with a minimal impact on operating profit.

Operating profit for 2010 increased $152 million, or 15% versus 2009 driven by higher volumes and productivity gains.

Sales for 2009 decreased $1,313 million, or 22%, versus 2008. Excluding the impacts of currency and cost pass-through, sales declined 12% due to lower volumes partially offset by higher pricing. Higher sales to the energy markets were offset by lower sales to the chemicals, metals, electronics and manufacturing end-markets. Currency depreciation in Canada and Mexico, reduced sales by $201 million, or 3%. Lower cost pass-through decreased sales by $443 million, or 7%, with a minimal impact on operating profit.

Operating profit for 2009 decreased $34 million, or 3% versus 2008. Excluding the negative impact of currency, operating profit was higher than the prior year despite significantly lower volumes due to cost savings from the cost reduction program and ongoing productivity initiatives.

Europe

	% Change from Prior Year	
	2010	**2009**
Sales		
Volume	6%	(11)%
Price/Mix/Other	1%	2%
Cost pass-through	1%	— %
Currency	(5)%	(6)%
Acquisitions/Divestitures	1%	— %
Total sales change	4%	(15)%

Praxair's European industrial gases business is primarily in Italy, Spain, Germany, France and the Benelux region. In addition, Praxair has recently established a presence in Russia and the Middle East.

Sales for 2010 increased $51 million, or 4% versus 2009. Excluding unfavorable currency effects, sales increased 9% primarily due to 6% volume growth. Sales grew to the metals, energy and electronics end-markets. Cost pass-through to customers increased sales by $11 million, or 1%, with a minimal impact on operating profit.

Operating profit for 2010 of $267 million was comparable to 2009. Excluding the negative impact currency, underlying operating profit increased due to higher volumes.

Sales for 2009 decreased $219 million, or 15% versus 2008. Unfavorable currency reduced sales by 6%. Excluding the impacts of currency and cost pass-through, sales declined 9% due primarily to sharply lower volumes in the metals, chemicals and electronics end-markets. Cost pass-through to customers increased sales by $9 million, or less than 1%, with a minimal impact on operating profit.

Operating profit for 2009 decreased $97 million, or 27% versus 2008. Operating profit included net income hedge losses of $2 million in 2009 and a gain of $10 million in 2008 (see Note 12 to the consolidated financial statements). Excluding the impact of net income hedges in both years, operating profit decreased $85 million, or 24%. The underlying decrease in operating profit was due to lower volumes and negative currency partially offset by cost reductions.

South America

	% Change from Prior Year	
	2010	2009
Sales		
Volume	8%	(10)%
Price/Mix/Other	3%	5%
Cost pass-through	— %	1%
Currency	9%	(9)%
Total sales change	20%	(13)%

Praxair's South American industrial gases operations are conducted by its subsidiary, White Martins Gases Industriais Ltda. (White Martins), the largest industrial gases company in Brazil. White Martins also manages Praxair's operations in Argentina, Bolivia, Chile, Colombia, Paraguay, Peru, Uruguay and Venezuela.

Sales in 2010 increased $325 million, or 20% versus 2009. Excluding currency effects, underlying sales grew 11% due to higher sales to metals and manufacturing customers and higher pricing.

Operating profit in 2010 increased $104 million, or 30% versus 2009. Operating profit included currency related net losses of $3 million and $13 million, in 2010 and 2009, respectively which primarily pertained to net income hedges (see Note 12 to the consolidated financial statements). Excluding the impact of currency and net income hedges, underlying operating profit grew 19% as a result of higher volumes and higher pricing. Operating profit for 2010 included a benefit from a decision to settle certain disputes under a special amnesty program recently enacted by the State of Rio de Janeiro, which was largely offset by charges in connection with a non-core service business restructuring.

Sales for 2009 decreased $244 million, or 13% versus 2008. Excluding the impact of currency and cost pass-through, sales decreased 5%. The decrease was primarily due to lower volumes to metals and manufacturing customers, partially offset by higher sales to the food and beverage, healthcare end-markets and higher pricing. Cost pass-through to customers increased sales by $17 million, or 1%, with a minimal impact on operating profit.

Operating profit in 2009 decreased $39 million, or 10% versus 2008. Operating profit included currency related net losses of $13 million and gains of $8 million in 2009 and 2008, respectively, which primarily pertained to net income hedges (see Note 12 to the consolidated financial statements). Excluding the impact of currency and net income hedges, underlying operating profit grew as cost savings from productivity initiatives, cost reduction programs and higher pricing more than offset lower volumes.

Asia

	% Change from Prior Year	
	2010	2009
Sales		
Volume	22%	2%
Price/Mix/Other	(1)%	(2)%
Cost pass-through	6%	2%
Currency	4%	(6)%
Equipment sale	(3)%	3%
Total sales change	28%	(1)%

The Asia segment includes Praxair's industrial gases operations in China, India, Korea and Thailand, with smaller operations in Japan, Malaysia and Taiwan.

Sales for 2010 increased $248 million, or 28% versus 2009. Excluding currency and cost pass-through effects, and an equipment sale in the prior year, sales increased 21% versus 2009. The underlying increase was driven by strong growth in on-site and merchant gas volumes in China, India and Korea due to large plant start-ups and higher sales to the electronics, metals and manufacturing end-markets. Cost pass-through, primarily higher precious metals prices used in electronic materials, increased sales by $55 million, or 6%, with a minimal impact on operating profit.

Operating profit for 2010 increased $28 million, or 20% versus the respective 2009 periods, due primarily to higher volumes.

Sales for 2009 decreased $6 million, or 1% versus 2008. An equipment sale contributed 3% to sales during 2009. Unfavorable currency decreased sales by 6%. Excluding the impacts of currency, cost pass-through and the equipment sale, sales were flat with 2008. The full year 2009 results reflect strong growth in sales volumes in the fourth quarter due to large plant start-ups and higher sales to all major end-markets. Cost pass-through to customers increased sales by $16 million, or 2%, with a minimal impact on operating profit.

Operating profit for 2009 decreased $11 million, or 7% versus the respective 2008 periods, primarily as the result of currency depreciation.

Surface Technologies

	% Change from Prior Year	
	2010	**2009**
Sales		
Volume/Price	3%	(14)%
Currency	(1)%	(4)%
Acquisitions	8%	8%
Total sales change	10%	(10)%

Surface technologies provides high-performance coatings and thermal-spray powders and equipment in the U.S. and Europe, with smaller operations in Asia and Brazil.

Sales for 2010 increased $51 million, or 10% versus 2009. The acquisition of Sermatech in 2009 contributed 8% to year-over-year sales growth. Underlying sales increased 3% driven by higher jet engine and industrial coatings volumes.

Operating profit increased $3 million, or 4%, versus 2009 periods driven by higher volumes partially offset by the negative impact of currency, a pension settlement charge and restructuring costs.

Sales for 2009 decreased $58 million, or 10% versus 2008. The acquisition of Sermatech contributed $44 million in 2009, or 8% of sales. Excluding the impact of negative currency translation and acquisitions, underlying sales decreased 14%. In 2009, growth from higher coatings for jet engines was more than offset by lower coatings for industrial gas turbines and the general manufacturing end markets in the U.S. and Europe.

Operating profit for 2009 decreased $15 million, or 16%, for versus 2008 periods. The decrease was principally driven by lower volumes and the negative impact of currency partially offset by productivity and cost reduction initiatives.

Currency

The results of Praxair's non-U.S. operations are translated to the company's reporting currency, the U.S. dollar, from the functional currencies used in the countries in which the company operates. For most foreign operations, Praxair uses the local currency as its functional currency. There is inherent variability and unpredictability in the relationship of these functional currencies to the U.S. dollar and such currency movements may materially impact Praxair's results of operations in any given period.

To help understand the reported results, the following is a summary of the significant currencies underlying Praxair's consolidated results and the exchange rates used to translate the financial statements (rates of exchange expressed in units of local currency per U.S. dollar):

Currency	Percent of 2010 Consolidated Sales (a)	Statements of Income Average Year Ended December 31,			Balance Sheets December 31,	
		2010	2009	2008	2010	2009
Brazil real	17%	1.76	2.00	1.80	1.67	1.74
Euro	15%	0.75	0.72	0.67	0.76	0.69
Canada dollar	8%	1.04	1.15	1.04	1.00	1.05
Mexico peso	6%	12.69	13.61	10.89	12.38	13.03
China yuan	4%	6.78	6.83	6.96	6.62	6.83
India rupee	2%	45.95	48.62	42.80	45.10	46.68
Korea won	2%	1,163	1,287	1,056	1,137	1,170
Singapore dollar	2%	1.37	1.46	1.41	1.30	1.40
Argentina peso	1%	3.91	3.73	3.16	3.98	3.80
Colombia peso	1%	1,897	2,155	1,947	1,914	2,044
Taiwan dollar	1%	31.69	33.10	31.45	29.42	32.29
Thailand bhat	1%	31.92	34.44	32.54	30.12	33.36
Venezuela bolivar (b)	<1%	4.30	2.15	2.15	4.30	2.15

a) Certain Surface technologies segment sales are included in European, Indian and Brazilian sales.

b) Effective January 8, 2010, the Venezuelan government announced a devaluation of the Venezuelan bolivar to 4.30 (see Note 2 to the consolidated financial statements).

LIQUIDITY, CAPITAL RESOURCES AND OTHER FINANCIAL DATA

(Millions of dollars) **Year Ended December 31,**	**2010**	**2009**	**2008**
Net Cash Provided by (Used for)			
Operating Activities			
Net income – Praxair, Inc. plus depreciation and amortization (a)	$ 2,120	$ 2,100	$ 2,061
Noncontrolling interests	39	43	45
Net income plus depreciation and amortization (including noncontrolling interests)	2,159	2,143	2,106
Adjustments to reconcile net income to net cash provided by operating activities:			
Brazil tax amnesty program and other charges, net of payments (b)	80	234	149
Working capital	16	(58)	63
Spanish income tax settlement (a) (b)	(231)	—	—
Pension contributions	(124)	(128)	(20)
Other – net	5	(23)	(260)
Total provided by operating activities	$ 1,905	$ 2,168	$ 2,038
Investing Activities			
Capital expenditures	$(1,388)	$(1,352)	$(1,611)
Acquisitions, net of cash acquired	(148)	(131)	(130)
Divestitures and asset sales	52	31	54
Total used for investing	$(1,484)	$(1,452)	$(1,687)
Financing Activities			
Debt increases (reductions) – net	$ 490	$ (62)	$ 987
Issuances (purchases) of common stock – net	(404)	(141)	(892)
Cash dividends – Praxair, Inc. shareholders	(551)	(491)	(468)
Excess tax benefit on stock option exercises	51	23	54
Noncontrolling interest transactions and other	(5)	(40)	(14)
Total used for financing	$ (419)	$ (711)	$ (333)
Other Financial Data (c)			
Debt-to-capital ratio	47.5%	47.2%	53.8%
After-tax return on capital	14.4%	13.8%	15.3%

(a) The total payments related to the Spanish income tax settlement in the fourth quarter 2010 were $481 million and are shown in the consolidated statement of cash flows as follows:

Net income – Praxair, Inc. plus depreciation and amortization	$(250)
Spanish income tax settlement – payment of previously recorded expense	(231)
Net operating cash flow impact	$(481)

(b) See Note 2 to the consolidated financial statements.

(c) Non-GAAP measures. See the "Non-GAAP Financial Measures" section for definitions and reconciliations to reported amounts.

For the full year, cash flow from operations was $1,905 million, including the Spanish income tax settlement payment of $481 million. Capital expenditures were $1,388 million. Acquisition expenditures were $148 million, related primarily to the acquisition of an ownership interest in industrial gas businesses in the Middle East. The company paid $551 million of dividends and repurchased $404 million of stock, net of issuances. In addition, debt increased by approximately $500 million.

Cash Flows From Operations


Cash Flows From Operations
(Millions of Dollars)
$1,752
$1,958
$2,038
$2,168
$1,905*
2006
2007
2008
2009
2010

* Includes Spanish income tax settlement payment of $481 million.

2010 compared with 2009

Cash flow from operations decreased $263 million to $1,905 million from $2,168 million in 2009. The decrease was due primarily to the Spanish income tax settlement payment partially offset by higher net income – Praxair, Inc., and benefits from working capital changes.

2009 compared with 2008

Cash flow from operations increased $130 million to $2,168 million from $2,038 million in 2008. The increase was primarily due to higher net income – Praxair, Inc., adjusted for the non-cash portion of the Brazil tax amnesty program and other charges, and lower tax payments in 2009 partially offset by increased pension contributions and working capital changes.

Investing


Capital Expenditures
(Millions of Dollars)
$1,100
$1,376
$1,611
$1,352
$1,388
2006
2007
2008
2009
2010

2010 compared with 2009

Net cash used for investing activities of $1,484 million in 2010 increased $32 million versus 2009 primarily due to increased capital expenditures and acquisitions.

Capital expenditures in 2010 were $1,388 million, an increase of $36 million from 2009. Capital expenditures during 2010 related largely to new production plants under contract for customers in North and South America, China and India.

Acquisition expenditures in 2010 were $148 million, an increase of $17 million from 2009. 2010 included the acquisition of 49% ownership interest in the ROC group's Kuwait and Qatar operations. An additional cash outlay of $70 million is anticipated during the first half of 2011 to complete the transaction. 2009 included the acquisition of Sermatech, a global supplier of protective coatings and advanced processes with operations in the U.S., Canada, United Kingdom, Germany and South Korea, and several small acquisitions, primarily related to North American packaged gas distributors (see Note 3 to the consolidated financial statements).

Divestitures and asset sales in 2010 totaled S52 million, an increase of $21 million from 2009.

2009 compared with 2008

Net cash used for investing activities of $1,452 million in 2009 decreased $235 million versus 2008 primarily due to decreased capital expenditures partially offset by the impact of lower divestitures and asset sales.

Capital expenditures in 2009 were $1,352 million, a decrease of $259 million from 2008. Capital expenditures during 2009 related largely to new production plants under contract for customers in North and South America, China and India.

Acquisition expenditures in 2009 were $131 million, which were about flat with 2008. 2009 included the acquisition of Sermatech, a global supplier of protective coatings and advanced processes with operations in the U.S., Canada, United Kingdom, Germany and South Korea, and several small acquisitions, primarily related to North American packaged gas distributors. 2008 included the acquisition of Kirk Welding Supply Inc., an independent packaged gas distributor in the United States, and several small acquisitions in North America, Europe and South America (see Note 3 to the consolidated financial statements).

Divestitures and asset sales in 2009 totaled $31 million, a decrease of $23 million from 2008.

Financing


Debt-to-Capital Ratio
39.9%
43.4%
53.8%
47.2%
47.5%
2006
2007
2008
2009
2010

Praxair's financing strategy is to secure long-term committed funding at attractive interest rates by issuing U.S. public notes and debentures and commercial paper backed by long-term bank credit agreements. Praxair's international operations are funded through a combination of local borrowing and inter-company funding to minimize the total cost of funds and to manage and centralize currency exchange exposures. As deemed necessary, Praxair manages its exposure to interest-rate changes through the use of financial derivatives (see Note 12 to the consolidated financial statements and Item 7A. Quantitative and Qualitative Disclosures About Market Risk).

The company believes that it has sufficient operating flexibility, cash reserves, and funding sources to maintain adequate amounts of liquidity to meet its business needs around the world. At December 31, 2010, the company's credit ratings as reported by Standard & Poor's and Moody's were A-1 and P-1 for short-term debt, respectively, and A and A-2 for long-term debt, respectively. Additionally, the company plans to maintain its undistributed earnings of foreign subsidiaries to support foreign growth opportunities and reduce local debt.

On January 4, 2010, Praxair entered into an interest-rate swap agreement related to the $400 million 1.75% Notes due 2012 which effectively converted fixed-rate interest to floating-rate interest. In October 2010, Praxair settled this interest-rate swap agreement and received a cash payment of $16 million.

On January 14, 2010, Praxair issued $500 million of 2.125% Notes due 2013 and concurrently entered into an interest-rate swap agreement which effectively converted fixed-rate interest to floating-rate interest. In addition, during 2010, Praxair also borrowed $368 million under its $400-million revolving multi-currency credit facility in Europe. The proceeds of these borrowings were used to repay short-term debt and for general corporate purposes.

Note 11 to the consolidated financial statements includes information with respect to the company's debt refinancing in 2010, current debt position and available credit facilities; and Note 12 includes information relating to derivative financial instruments. Such credit facilities are with major financial institutions and are non-cancellable until maturity. Therefore, the company believes the risk of the financial institutions being unable to make required loans under the credit facilities, if requested, to be low. Praxair's major bank credit and long-term debt agreements contain standard financial covenants which the company is in compliance with at December 31, 2010 and expects to remain in compliance with for the foreseeable future. The company intends to secure a new credit facility to replace the $1,000 million Senior Unsecured credit facility that is set to expire in December 2011.

Cash used for financing activities was $419 million in 2010 compared to $711 million in 2009. This decrease was primarily due to higher net debt issuances in 2010 partially offset by higher stock repurchases net of issuances. Cash dividends of $551 million increased $60 million from the year ago period.

On July 28, 2010, the company announced that the company's board of directors approved a new $1.5 billion share repurchase program authorizing the company to repurchase shares from time to time on the open market or through negotiated transactions, subject to market and business conditions. As of December 31, 2010, $456 million of stock repurchases had been completed under the program, leaving an additional $1,044 million remaining authorized for purchase. The Company completed the purchase of its common stock pursuant to the previously approved $1 billion 2008 share repurchase program during the third quarter of 2010. Year to date repurchases under the 2008 share repurchase program were $142 million.

At December 31, 2010, Praxair's total debt outstanding was $5,557 million, $502 million higher than $5,055 million at December 31, 2009. The proceeds from debt issuances and credit facility borrowings during 2010 were used primarily to repay short-term debt obligations and for general corporate purposes. The December 31, 2010 debt balance includes $4,923 million in public securities and $634 million representing primarily worldwide bank borrowings. Praxair's global effective borrowing rate was approximately 3.6% for 2010.

Other Financial Data

Praxair's debt-to-capital ratio was 47.5% at December 31, 2010 versus 47.2% at December 31, 2009. The slight increase is attributed to higher debt levels offset by an increase in shareholders' equity.

After-tax return on capital increased to 14.4% at December 31, 2010 versus 2009 due primarily to the increase in net operating profit after tax partially offset by an increase in average capital year over year.

See the "Non-GAAP Financial Measures" section for definitions and reconciliation of these non-GAAP measures to reported amounts.

CONTRACTUAL OBLIGATIONS

The following table sets forth Praxair's material contract obligations and other commercial commitments as of December 31, 2010:

(Millions of dollars)	Due or expiring by December 31,						
	2011	2012	2013	2014	2015	Thereafter	Total
Long-term debt obligations:							
Debt and capitalized lease maturities	$ 32	$1,302	$ 899	$ 701	$ 923	$1,330	$ 5,187
Contractual interest	197	170	143	124	81	137	852
Operating leases	94	76	62	53	42	48	375
Retirement obligations	154	34	35	35	35	163	456
Unconditional purchase obligations	515	340	250	240	181	1,425	2,951
Construction commitments	673	244	21	—	—	—	938
Total Contractual Obligations	$1,665	$2,166	$1,410	$1,153	$1,262	$3,103	$10,759

Long-term debt and capitalized lease maturities of $ 5,187 million are more fully described in Note 11 to the consolidated financial statements and are included on the company's balance sheet as long-term liabilities and current portion of long-term debt.

Contractual interest on long-term debt of $852 million represents interest the company is contracted to pay on outstanding long-term debt, current portion of long-term debt and capital lease obligations, calculated on a basis consistent with planned debt maturities, excluding the interest impact of interest rate swaps. At December 31, 2010, Praxair had fixed-rate debt of $3,834 million and floating-rate debt of $1,723 million. The rate assumed for floating-rate debt was the rate in effect at December 31, 2010.

Obligations under operating leases of $375 million represent non-cancelable contractual obligations primarily for manufacturing and distribution equipment and office space. See Note 4 to the consolidated financial statements for further details.

Retirement obligations of $456 million include estimates of pension plan contributions and expected future benefit payments for unfunded pension and postretirement benefits other than pensions (OPEB). Pension plan contributions are forecast through 2011 only. For purposes of the table, $120 million of contributions have been included for 2011 based on the range of $70 million to $120 million. Expected future unfunded pension and OPEB benefit payments are forecast through 2020. Contribution and unfunded benefit payment estimates are based upon current valuation assumptions. Estimates of pension contributions after 2011 and unfunded benefit payments after 2020 are not included in the table because the timing of their resolution cannot be estimated. Retirement obligations are more fully described in Note 16 to the consolidated financial statements.

Unconditional purchase obligations of $2,951 million represent contractual commitments under various long and short-term take-or-pay arrangements with suppliers. These obligations are primarily minimum-purchase commitments for helium, electricity, natural gas and feedstock used to produce atmospheric and process gases. During 2010, payments under these contracts totaled $1,016 million, including $526 million for electricity and $225 million for natural gas. A significant portion of these obligations is passed on to customers through similar take-or-pay contractual arrangements. Purchase obligations that are not passed along to customers do not represent a significant risk to Praxair.

Construction commitments of $938 million represent outstanding commitments to complete authorized construction projects as of December 31, 2010. A significant portion of Praxair's capital spending is related to the construction of new production facilities to satisfy customer commitments which may take a year or more to complete.

Liabilities for uncertain tax positions totaling $77 million, including interest and penalties, are not included in the table because the timing of their resolution cannot be estimated. See Note 5 to the consolidated financial statements for disclosures surrounding uncertain income tax positions.

OFF-BALANCE SHEET ARRANGEMENTS

As discussed in Note 17 to the consolidated financial statements, at December 31, 2010, Praxair had entered into various guarantees and other arrangements, and had undrawn outstanding letters of credit from financial institutions. These arrangements were entered into in connection with normal business operations and they are not reasonably likely to have a material impact on Praxair's consolidated financial condition, results of operations, or liquidity.

CRITICAL ACCOUNTING POLICIES

The policies discussed below are considered by management to be critical to understanding Praxair's financial statements and accompanying notes prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Their application places significant importance on management's judgment as a result of the need to make estimates of matters that are inherently uncertain. Praxair's financial position, results of operations and cash flows could be materially affected if actual results differ from estimates made. These policies are determined by management and have been reviewed by Praxair's Audit Committee.

Depreciable Lives of Property, Plant and Equipment

Praxair's net property, plant and equipment at December 31, 2010 was $9,532 million, representing 62% of the company's consolidated total assets. Depreciation expense for the year ended December 31, 2010 was $904 million, or 11% of total operating costs. Management judgment is required in the determination of the estimated depreciable lives that are used to calculate the annual depreciation expense and accumulated depreciation.

Property, plant and equipment are recorded at cost and depreciated over the assets' estimated useful lives on a straight-line basis for financial reporting purposes. The estimated useful life represents the projected period of time that the asset will be productively employed by the company and is determined by management based on many factors, including historical experience with similar assets, technological life cycles, geographic locations and contractual supply relationships with on-site customers. Circumstances and events relating to these assets, such as on-site contract modifications, are monitored to ensure that changes in asset lives or impairments (see "Asset Impairments") are identified and prospective depreciation expense or impairment expense is adjusted accordingly. Praxair's largest asset values relate to cryogenic air-separation production plants with depreciable lives of principally 15 years.

Based upon the assets as of December 31, 2010, if depreciable lives of machinery and equipment, on average, were increased or decreased by one year, annual depreciation expense would be decreased by approximately $42 million or increased by approximately $47 million, respectively.

Pension Benefits

Pension benefits represent financial obligations that will be ultimately settled in the future with employees who meet eligibility requirements. Because of the uncertainties involved in estimating the timing and amount of future payments, significant estimates are required to calculate pension expense and liabilities related to the company's plans. The company utilizes the services of several independent actuaries, whose models are used to facilitate these calculations.

Several key assumptions are used in actuarial models to calculate pension expense and liability amounts recorded in the financial statements. Management believes the three most significant variables in the models are the expected long-term rate of return on plan assets, the discount rate, and the expected rate of compensation increase. The actuarial models also use assumptions for various other factors, including employee turnover, retirement age, and mortality. Praxair management believes the assumptions used in the actuarial calculations are reasonable, reflect the company's experience and expectations for the future and are within accepted practices in each of the respective geographic locations in which it operates. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors.

The weighted-average expected long-term rates of return on pension plan assets were 8.25% for U.S. plans and 8.60% for international plans for the year ended December 31, 2010 (8.25% and 9.10%, respectively, at December 31, 2009). These rates are determined annually by management based on a weighted average of current and historical market trends, historical and expected portfolio performance and the current and expected portfolio mix of investments. A 0.50% change in these expected long-term rates of return, with all other variables held constant, would change Praxair's pension expense by approximately $8 million.

The company has consistently used a market-related value of assets rather than the fair value at the measurement date to determine annual pension expense. The market-related value recognizes investment gains or losses over a five-year period. As a result, changes in the fair value of assets from year to year are not immediately reflected in the company's annual pension expense. Instead, annual pension expense in future periods will be impacted as deferred investment gains or losses are recognized in the market-related value of assets over the five-year period. The consolidated market-related value of assets was $1,779 million, or $128 million higher than the fair value of assets of $1,651 million at December 31, 2010. These net deferred investment losses of $128 million will be recognized in the calculation of the market-related value of assets ratably over the next four years and will impact future pension expense. Future actual investment gains or losses will impact the market-related value of assets and, therefore, will impact future annual pension expense in a similar manner.

The weighted-average discount rates for pension plan liabilities were 5.40% for U.S. plans and 7.40% for international plans at December 31, 2010 (5.90% and 7.70%, respectively, at December 31, 2009). These rates are used to calculate the present value of plan liabilities and are determined annually by management. The discount rate for the U.S. plan is established utilizing a bond matching model provided by the company's independent actuaries. The portfolio of bonds includes only corporate bonds graded AA by Moody's or Standard & Poor's and matches the U.S. plan's projected cash flows to the spot rates and calculates the single equivalent discount rate which produces the same present value. The discount rates for the remaining international plans are based on market yields for high-quality fixed income investments representing the approximate duration of the pension liabilities on the measurement date. A 0.50% increase/decrease in discount rates, with all other variables held constant, would decrease/increase Praxair's pension expense by approximately $13 million and would impact the projected benefit obligation (PBO) by approximately $132 million.

The weighted-average expected rate of compensation increase was 3.25% for U.S. plans and 3.90% for international plans at December 31, 2010 (3.50% and 3.90%, respectively, at December 31, 2009). The estimated annual compensation increase is determined by management every year and is based on historical trends and market indices. A 0.50% change in the expected rate of compensation increase, with all other variables held constant, would change Praxair's pension expense by approximately $6 million and would impact the PBO by approximately $19 million.

Asset Impairments

Goodwill

At December 31, 2010, the company had goodwill of $ 2,066 million, which represents the aggregate of the excess purchase price for acquired businesses over the fair value of the net assets acquired.

The company performs a goodwill impairment test annually in the second quarter or more frequently if events or circumstances indicate that an impairment loss may have been incurred, and no impairments were indicated. The company has continuously re-evaluated the likelihood of goodwill impairments in its reporting units subsequent to the second quarter test, and does not believe there is indication of impairment for any of its reporting units. At December 31, 2010, Praxair's enterprise value was approximately $35 billion (outstanding shares multiplied by the year-end stock price plus debt, and without any control premium) while its total capital was $12 billion.

The impairment test requires that the company estimate and compare the fair value of its reporting units to their carrying value, including goodwill. Reporting units are determined based on one level below the operating segment level. Fair value is determined through the use of projected future cash flows, multiples of earnings and sales and other factors.

Such analysis requires the use of certain future market assumptions and discount factors, which are subjective in nature. Estimated values can be affected by many factors beyond the company's control such as business and economic trends, government regulation, and technological changes. Management believes that the assumptions used to determine fair value are appropriate and reasonable. Although current calculations indicate that no reporting units are at risk of goodwill impairment, changes in circumstances or conditions affecting these assumptions could have a significant impact on the fair value determination, which could then result in a material impairment charge to the company's results of operations.

See Note 9 to the consolidated financial statements for disclosures concerning the carrying value of goodwill by reportable segment.

Property, Plant and Equipment

Property, plant and equipment is tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an individual asset or asset group may not be recoverable. To assess recoverability, the company compares the estimated undiscounted future cash flows expected to be generated from the asset or asset group to the carrying amount of the asset or asset group. If the undiscounted future cash flows are less than the carrying amount of the asset or asset group, an impairment charge reducing the carrying amount to fair value is required. Fair value is determined based on the most appropriate valuation technique, including discounted cash flows. This analysis requires management to make various subjective estimates and assumptions, including the amount of projected future cash flows related to the asset or asset group, the useful life over which cash flows will occur and the asset's residual value, if any.

Income Taxes

At December 31, 2010, Praxair had deferred tax assets of $838 million (net of valuation allowances of $111 million), and deferred tax liabilities of $1,378 million. At December 31, 2010, uncertain tax positions totaled $153 million (see Notes 1 and 5 to the consolidated financial statements). Income tax expense was $768 million for the year ended December 31, 2010.

In the preparation of consolidated financial statements, Praxair estimates income taxes based on diverse legislative and regulatory structures that exist in various jurisdictions where the company conducts business. Deferred income tax assets and liabilities represent tax benefits or obligations that arise from temporary differences due to differing treatment of certain items for accounting and income tax purposes. Praxair evaluates deferred tax assets each period to ensure that estimated future taxable income will be sufficient in character (e.g. capital gain versus ordinary income treatment), amount and timing to result in their recovery. A valuation allowance is established when management determines that it is more likely than not that a deferred tax asset will not be realized to reduce the assets to their realizable value. Considerable judgments are required in establishing deferred tax valuation allowances and in assessing exposures related to tax matters. As events and circumstances change, related reserves and valuation allowances are adjusted to income at that time. Praxair's tax returns are subject to audit and local taxing authorities could challenge the company's tax positions. The company's practice is to review tax filing positions by jurisdiction and to record provisions for uncertain income tax positions, including interest and penalties when applicable. Praxair believes it records and/or discloses such potential tax liabilities as appropriate and has reasonably estimated its income tax liabilities and recoverable tax assets. If new information becomes available, adjustments are charged against income at that time. Management does not anticipate that such adjustments would have a material adverse effect on the company's consolidated financial position or liquidity; however, it is possible that the final outcomes could have a material impact on the company's reported results of operations.

Contingencies

The company accrues liabilities for non-income tax contingencies when management believes that a loss is probable and the amounts can be reasonably estimated, while contingent gains are recognized only when realized. If new information becomes available or losses are sustained in excess of recorded amounts, adjustments are charged against income at that time. Management does not anticipate that in the aggregate such losses would have a material adverse effect on the company's consolidated financial position or liquidity; however, it is possible that the final outcomes could have a material impact on the company's reported results of operations.

Praxair is subject to various claims, legal proceedings and government investigations that arise from time to time in the ordinary course of business. These actions are based upon alleged environmental, tax, antitrust and personal injury claims, among others (see Note 17 to the consolidated financial statements). Such contingencies are significant and the accounting requires considerable management judgments in analyzing each matter to assess the likely outcome and the need for establishing appropriate liabilities and providing adequate disclosures. Praxair believes it records and/or discloses such potential contingencies as appropriate and has reasonably estimated its liabilities.

NEW ACCOUNTING STANDARDS

See Note 1 to the consolidated financial statements for information concerning new accounting standards and the impact of the implementation of these standards on the company's financial statements.

Fair Value Measurements

Praxair does not expect changes in the aggregate fair value of its financial assets and liabilities to have a material impact on the consolidated financial statements. See Note 13 to the consolidated financial statements.

NON-GAAP FINANCIAL MEASURES

The company presents the following non-GAAP financial measures in the discussion of financial condition, results of operations and liquidity throughout the MD&A. These measures are intended to supplement investors' understanding of the company's financial information by providing information which investors, financial analysts and management use to help evaluate the company's financial leverage, return on capital employed and operating performance. Special items which the company does not believe to be indicative of on-going business trends are excluded from these calculations so that investors can better evaluate and analyze historical and future business trends on a consistent basis. Definitions of these non-GAAP measures may not be comparable to similar definitions used by other companies and are not a substitute for similar GAAP measures.

The following are the non-GAAP measures presented in the Selected Financial Data (Item 6) or this MD&A:

(Dollar amounts in millions, except for per share data) **Year ended December 31,**	2010	2009	2008	2007	2006
After-tax return on capital	14.4%	13.8%	15.3%	15.3%	14.5%
Return on equity	26.4%	27.0%	26.8%	24.6%	23.1%
Debt-to-capital	47.5%	47.2%	53.8%	43.4%	39.9%
Adjusted Amounts – 2010, 2009 and 2008:					
Operating profit	$2,167	$1,881	$2,077	$1,786	$1,519
As a percent of sales	21.4%	21.0%	19.2%	19.0%	18.2%
Effective tax rate	27.9%	27.6%	28.2%	26.0%	26.0%
Net income – Praxair, Inc.	$1,476	$1,247	$1,336	$1,177	$ 988
Diluted earnings per share	$ 4.74	$ 3.99	$ 4.20	$ 3.62	$ 3.00

After-tax Return on Capital (ROC)

After-tax return on capital is a measure used by investors, financial analysts and management to evaluate the return on capital employed in the business. ROC measures the after-tax operating profit that the company was able to generate with the investments made by all parties in the business (debt, noncontrolling interests and Praxair, Inc. shareholders' equity).

(Dollar amounts in millions) **Year Ended December 31,**	2010	2009	2008	2007	2006
Adjusted operating profit (see below)	$ 2,167	$ 1,881	$ 2,077	$1,786	$1,519
Less: adjusted income taxes (see below)	(572)	(482)	(530)	(419)	(355)
Less: tax benefit on interest expense (a)	(33)	(37)	(56)	(45)	(41)
Add: income from equity investments	38	24	36	26	10
Net operating profit after-tax (NOPAT)	$ 1,600	$ 1,386	$ 1,527	$1,348	$1,133
Beginning capital	$10,703	$ 9,336	$ 9,655	$7,943	$7,551
First quarter ending capital	$11,134	$ 9,420	$10,127	$8,433	$7,740
Second quarter ending capital	$10,793	$10,053	$10,584	$8,784	$7,926
Third quarter ending capital	$11,407	$10,642	$10,142	$9,120	$7,877
Year-end ending capital	$11,702	$10,703	$ 9,336	$9,655	$7,943
Five-quarter average capital	$11,148	$10,031	$ 9,969	$8,787	$7,807
After-tax return on capital	14.4%	13.8%	15.3%	15.3%	14.5%

(a) Tax benefit on interest expense is computed using the effective rate adjusted for non-recurring income tax benefits and charges. The effective tax rates used were as follows: 2010, 28%; 2009, 28%; 2008, 28%; 2007, 26%; and 2006, 26%.

Return on Praxair, Inc. Shareholders' Equity (ROE)

Return on Praxair, Inc. shareholders' equity is a measure used by investors, financial analysts and management to evaluate operating performance from a Praxair shareholder perspective. ROE measures the net income attributable to Praxair, Inc. that the company was able to generate with the money shareholders have invested.

(Dollar amounts in millions) **Year Ended December 31,**	**2010**	**2009**	**2008**	**2007**	**2006**
Adjusted net income – Praxair, Inc. (see below)	$1,476	$1,247	$1,336	$1,177	$ 988
Beginning Praxair, Inc. shareholders' equity	$5,315	$4,009	$5,142	$4,554	$3,902
First quarter ending Praxair, Inc. shareholders' equity	$5,398	$4,073	$5,209	$4,467	$4,125
Second quarter ending Praxair, Inc. shareholders' equity	$5,452	$4,638	$5,671	$4,850	$4,269
Third quarter ending Praxair, Inc. shareholders' equity	$5,991	$5,085	$4,891	$4,862	$4,494
Year-End ending Praxair, Inc. shareholders' equity	$5,792	$5,315	$4,009	$5,142	$4,554
Five-quarter average Praxair, Inc. shareholders' equity	$5,590	$4,624	$4,984	$4,775	$4,269
Return on Praxair, Inc. Shareholders' Equity	26.4%	27.0%	26.8%	24.6%	23.1%

Debt-to-Capital Ratio

The debt-to-capital ratio is a measure used by investors, financial analysts and management to provide a measure of financial leverage and insights into how the company is financing its operations.

(Dollar amounts in millions) **Year Ended December 31,**	**2010**	**2009**	**2008**	**2007**	**2006**
Total debt	$ 5,557	$ 5,055	$5,025	$4,192	$3,167
Equity					
Praxair, Inc. shareholders' equity	5,792	5,315	4,009	5,142	4,554
Noncontrolling interests	353	333	302	321	222
Total equity	6,145	5,648	4,311	5,463	4,776
Total capital	$11,702	$10,703	$9,336	$9,655	$7,943
Debt-to-capital ratio	47.5%	47.2%	53.8%	43.4%	39.9%

Adjusted Amounts

2010 amounts are adjusted for the impact of the: (i) Spanish income tax settlement, (ii) US homecare divestiture, (iii) repatriation tax benefit and (iv) Venezuela currency devaluation. 2009 amounts were adjusted for the Brazil tax amnesty program and other charges, and the 2008 amounts were adjusted for the impact of the cost reduction program and other charges. The company does not believe these items are indicative of on-going business trends and, accordingly, their impacts are excluded from the reported amounts so that investors can better evaluate and analyze historical and future business trends on a consistent basis. There were no special items in 2007 and 2006.

(Dollar amounts in millions, except per share data) Year Ended December 31,	2010	2009	2008	2007	2006
Adjusted Operating Profit and Margin					
Reported operating profit	$ 2,082	$1,575	$ 1,883	$1,786	$1,519
Add: US homecare divestiture	58	—	—	—	—
Add: Venezuela currency devaluation	27	—	—	—	—
Add: Brazil tax amnesty and other charges	—	306	—	—	—
Add: Cost reduction program and other charges	—	—	194	—	—
Total adjustments	85	306	194	—	—
Adjusted operating profit	$ 2,167	$1,881	$ 2,077	$1,786	$1,519
Reported percent change	32%	(16)%	5%	18%	
Adjusted percent change	15%	(9)%	16%	18%	
Reported sales	$10,116	$8,956	$10,796	$9,402	$8,324
Reported operating profit margin	20.6%	17.6%	17.4%	19.0%	18.2%
Adjusted operating profit margin	21.4%	21.0%	19.2%	19.0%	18.2%
Adjusted Income Taxes and Effective Tax Rate					
Reported income taxes	$ 768	$ 169	$ 465	$ 419	$ 355
Less: Spanish income tax settlement	(250)	—	—	—	—
Add: US homecare divestiture	18	—	—	—	—
Add: Repatriation tax benefit	35	—	—	—	—
Add: Venezuela currency devaluation	1	—	—	—	—
Add: Brazil tax amnesty and other charges	—	313	—	—	—
Add: Cost reduction program and other charges	—	—	65	—	—
Total adjustments	(196)	313	65	—	—
Adjusted income taxes	$ 572	$ 482	$ 530	$ 419	$ 355
Reported income before income taxes and equity investments	$ 1,964	$1,442	$ 1,685	$1,613	$1,364
Add: US homecare divestiture	58	—	—	—	—
Add: Venezuela currency devaluation	27	—	—	—	—
Add: Brazil tax amnesty and other charges	—	306	—	—	—
Add: Cost reduction program and other charges	—	—	194	—	—
Total adjustments	85	306	194	—	—
Adjusted income before income taxes and equity investments	$ 2,049	$1,748	$ 1,879	$1,613	$1,364
Adjusted effective tax rate	27.9%	27.6%	28.2%	26.0%	26.0%
Adjusted Net Income – Praxair, Inc.					
Reported net income – Praxair, Inc.	$ 1,195	$1,254	$ 1,211	$1,177	$ 988
Add: Spanish tax settlement	250	—	—	—	—
Add: US homecare divestiture	40	—	—	—	—
Less: Repatriation tax benefit	(35)	—	—	—	—
Add: Venezuela currency devaluation	26	—	—	—	—
Less: Brazil tax amnesty and other charges	—	(7)	—	—	—
Add: Cost reduction program and other charges	—	—	125	—	—
Total adjustments	281	(7)	125	—	—
Adjusted net income – Praxair, Inc.	$ 1,476	$1,247	$ 1,336	$1,177	$ 988
Reported percent change	(5)%	4%	3%	19%	
Adjusted percent change	18%	(7)%	14%	19%	

(Dollar amounts in millions, except per share data)

Year Ended December 31,	2010	2009	2008	2007	2006
Adjusted Diluted Earnings Per Share					
Reported diluted earnings per share	$ 3.84	$ 4.01	$3.80	$3.62	$3.00
Add: Spanish income tax settlement	0.80	—	—	—	—
Add: US homecare divestiture	0.13	—	—	—	—
Less: Repatriation tax benefit	(0.11)	—	—	—	—
Add: Venezuela currency devaluation	0.08	—	—	—	—
Less: Brazil tax amnesty program and other charges	—	(0.02)	—	—	
Add: Cost reduction program and other charges	—	—	0.40	—	—
Total adjustments	0.90	(0.02)	0.40	—	—
Adjusted diluted earnings per share	$ 4.74	$ 3.99	$4.20	$3.62	$3.00
Reported percent change	(4)%	6%	5%	21%	
Adjusted percent change	19%	(5)%	16%	21%	

2011 Diluted Earnings Per Share Outlook

	Low End	High End
2011 diluted EPS guidance	$ 5.25	$ 5.40
2010 adjusted diluted EPS	$ 4.74	$ 4.74
Percentage change from 2010	11%	14%

FORWARD-LOOKING STATEMENTS

This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's reasonable expectations and assumptions as of the date the statements are made but involve risks and uncertainties. These risks and uncertainties include, without limitation: the performance of stock markets generally; developments in worldwide and national economies and other international events and circumstances; changes in foreign currencies and in interest rates; the cost and availability of electric power, natural gas and other raw materials; the ability to achieve price increases to offset cost increases; catastrophic events including natural disasters, epidemics and acts of war and terrorism; the ability to attract, hire, and retain qualified personnel; the impact of changes in financial accounting standards; the impact of changes in pension plan liabilities; the impact of tax, environmental, healthcare and other legislation and government regulation in jurisdictions in which the company operates; the cost and outcomes of investigations, litigation and regulatory proceedings; continued timely development and market acceptance of new products and applications; the impact of competitive products and pricing; future financial and operating performance of major customers and industries served; and the effectiveness and speed of integrating new acquisitions into the business. These risks and uncertainties may cause actual future results or circumstances to differ materially from the projections or estimates contained in the forward-looking statements. The company assumes no obligation to update or provide revisions to any forward-looking statement in response to changing circumstances. The above listed risks and uncertainties are further described in Item 1A (Risk Factors) in this report which should be reviewed carefully. Please consider the company's forward-looking statements in light of those risks.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Praxair is exposed to market risks relating to fluctuations in interest rates and currency exchange rates. The objective of financial risk management at Praxair is to minimize the negative impact of interest rate and foreign exchange rate fluctuations on the company's earnings, cash flows and equity.

To manage these risks, Praxair uses various derivative financial instruments, including interest-rate swaps, currency swaps, forward contracts, currency options and commodity contracts. Praxair only uses commonly traded and non-leveraged instruments. These contracts are entered into primarily with major banking institutions thereby minimizing the risk of credit loss. Also, see Notes 1 and 12 to the consolidated financial statements for a more complete description of Praxair's accounting policies and use of such instruments.

The following discussion presents the sensitivity of the market value, earnings and cash flows of Praxair's financial instruments to hypothetical changes in interest and exchange rates assuming these changes occurred at December 31, 2010. The range of changes chosen for these discussions reflects Praxair's view of changes which are reasonably possible over a one-year period. Market values represent the present values of projected future cash flows based on interest rate and exchange rate assumptions.

Interest Rate and Debt Sensitivity Analysis

At December 31, 2010, Praxair had debt totaling $5,557 million ($5,055 million at December 31, 2009). At December 31, 2010, there were two interest-rate swap agreements outstanding with notional amounts totaling $900 million that convert fixed-rate interest to variable-rate interest on the $500 million 2.125% notes due 2013 and the $400 million 3.25% notes that mature in 2015. At December 31, 2009, there was one interest-rate swap agreement outstanding that converts fixed-rate interest to variable-rate interest on the $400 million 3.25% notes that mature in 2015. When considered necessary, interest-rate swaps are entered into as hedges of underlying financial instruments to effectively change the characteristics of the interest rate without actually changing the underlying financial instrument. For fixed-rate instruments, interest-rate changes affect the fair market value but do not impact earnings or cash flows. Conversely, for floating-rate instruments, interest-rate changes generally do not affect the fair market value but impact future earnings and cash flows, assuming other factors are held constant.

At December 31, 2010, Praxair had fixed-rate debt of $3,834 million and floating-rate debt of $1,723 million, representing 69% and 31%, respectively, of total debt. At December 31, 2009, Praxair had fixed-rate debt of $3,793 million and floating-rate debt of $1,262 million, representing 75% and 25%, respectively, of total debt. Holding other variables constant (such as foreign exchange rates, swaps and debt levels), a one-percentage-point decrease in interest rates would increase the unrealized fair market value of the fixed-rate debt by approximately $191 million ($209 million in 2009). At December 31, 2010 and 2009, the after-tax earnings and cash flows impact for the subsequent year resulting from a one-percentage-point increase in interest rates would be approximately $12 million and $9 million, respectively, holding other variables constant.

Exchange Rate Sensitivity Analysis

Praxair's exchange-rate exposures result primarily from its investments and ongoing operations in South America (primarily Brazil, Argentina, Colombia and Venezuela), Europe (primarily Italy, Spain and Germany), Canada, Mexico, Asia (primarily China, India, Korea and Thailand) and other business transactions such as the procurement of equipment from foreign sources. Among other techniques, Praxair utilizes foreign exchange forward contracts and options to hedge these exposures. At December 31, 2010, Praxair had $1,148 million notional amount ($1,289 million at December 31, 2009) of foreign exchange contracts of which $1,011 million ($1,161 million in 2009) were to hedge recorded balance-sheet exposures and $137 million ($128 million in 2009) were to hedge anticipated future net income. See Note 12 to the consolidated financial statements.

Holding other variables constant, if there were a 10% adverse change in foreign-currency exchange rates for the portfolio, the fair market value of foreign-currency contracts outstanding at December 31, 2010 and 2009 would decrease by approximately $3 million and $9 million, respectively, which would be largely offset by an offsetting gain or loss on the foreign-currency fluctuation of the underlying exposure being hedged.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S STATEMENT OF RESPONSIBILITY FOR FINANCIAL STATEMENTS

Praxair's consolidated financial statements are prepared by management, which is responsible for their fairness, integrity and objectivity. The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America applied on a consistent basis, except for accounting changes as disclosed, and include amounts that are estimates and judgments. All historical financial information in this annual report is consistent with the accompanying financial statements.

Praxair maintains accounting systems, including internal accounting controls, monitored by a staff of internal auditors, that are designed to provide reasonable assurance of the reliability of financial records and the protection of assets. The concept of reasonable assurance is based on recognition that the cost of a system should not exceed the related benefits. The effectiveness of those systems depends primarily upon the careful selection of financial and other managers, clear delegation of authority and assignment of accountability, inculcation of high business ethics and conflict-of-interest standards, policies and procedures for coordinating the management of corporate resources, and the leadership and commitment of top management. In compliance with Section 404 of the Sarbanes-Oxley Act of 2002, Praxair assessed its internal control over financial reporting and issued a report (see below).

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has completed an integrated audit of Praxair's 2010, 2009 and 2008 consolidated financial statements and of its internal control over financial reporting as of December 31, 2010 in accordance with the standards of the Public Company Accounting Oversight Board (United States) as stated in their report.

The Audit Committee of the Board of Directors, which consists solely of non-employee directors, is responsible for overseeing the functioning of the accounting system and related controls and the preparation of annual financial statements. The Audit Committee periodically meets with management, internal auditors and the independent accountants to review and evaluate their accounting, auditing and financial reporting activities and responsibilities, including management's assessment of internal control over financial reporting. The independent registered public accounting firm and internal auditors have full and free access to the Audit Committee and meet with the committee, with and without management present.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Praxair's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the company's principal executive officer and principal financial officer, the company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (often referred to as COSO). Based on this evaluation, management concluded that the company's internal control over financial reporting was effective as of December 31, 2010.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has issued their opinion on the company's internal control over financial reporting as of December 31, 2010 as stated in their report.

/s/ STEPHEN F. ANGEL

Stephen F. Angel
Chairman, President and
Chief Executive Officer

/s/ ELIZABETH T. HIRSCH

Elizabeth T. Hirsch
Vice President and Controller

/s/ JAMES S. SAWYER

James S. Sawyer
Executive Vice President and
Chief Financial Officer

Danbury, Connecticut
February 23, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of Praxair, Inc:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, equity and cash flows present fairly, in all material respects, the financial position of Praxair, Inc. and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, and on the company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the company changed the manner in which it accounts for noncontrolling interests in 2009.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers
Stamford, Connecticut
February 23, 2011

CONSOLIDATED STATEMENTS OF INCOME
PRAXAIR, INC. AND SUBSIDIARIES
(Dollar amounts in millions, except per share data)

Year Ended December 31,	2010	2009	2008
Sales	$ 10,116	$ 8,956	$ 10,796
Cost of sales, exclusive of depreciation and amortization	5,754	5,032	6,495
Selling, general and administrative	1,196	1,088	1,312
Depreciation and amortization	925	846	850
Research and development	79	74	97
Brazil tax amnesty program and other charges	85	306	194
Other income (expenses) – net	5	(35)	35
Operating Profit	2,082	1,575	1,883
Interest expense – net	118	133	198
Income Before Income Taxes and Equity Investments	1,964	1,442	1,685
Income taxes	768	169	465
Income Before Equity Investments	1,196	1,273	1,220
Income from equity investments	38	24	36
Net Income (Including Noncontrolling Interests)	1,234	1,297	1,256
Less: noncontrolling interests	(39)	(43)	(45)
Net Income – Praxair, Inc.	$ 1,195	$ 1,254	$ 1,211
Per Share Data – Praxair, Inc. Shareholders			
Basic earnings per share	$ 3.90	$ 4.08	$ 3.87
Diluted earnings per share	$ 3.84	$ 4.01	$ 3.80
Weighted Average Shares Outstanding (000's):			
Basic shares outstanding	306,720	307,676	312,658
Diluted shares outstanding	311,395	312,382	318,302

The accompanying Notes on pages 52 to 92 are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS
PRAXAIR, INC. AND SUBSIDIARIES
(Dollar amounts in millions)

December 31,	**2010**	**2009**
Assets		
Cash and cash equivalents	$ 39	$ 45
Accounts receivable – net	1,664	1,579
Inventories	399	377
Prepaid and other current assets	276	222
Total Current Assets	2,378	2,223
Property, plant and equipment – net	9,532	8,990
Equity investments	564	435
Goodwill	2,066	2,070
Other intangible assets – net	132	142
Other long-term assets	602	457
Total Assets	$15,274	$14,317
Liabilities and Equity		
Accounts payable	$ 830	$ 730
Short-term debt	370	227
Current portion of long-term debt	32	71
Accrued taxes	90	138
Other current liabilities	788	647
Total Current Liabilities	2,110	1,813
Long-term debt	5,155	4,757
Other long-term liabilities	953	1,377
Deferred credits	911	722
Total Liabilities	9,129	8,669
Commitments and contingencies (Note 17)		
Praxair, Inc. Shareholders' Equity:		
Common stock $0.01 par value, authorized – 800,000,000 shares, issued 2010 – 382,623,071 shares and 2009 – 379,415,678 shares	4	4
Additional paid-in capital	3,702	3,473
Retained earnings	7,475	6,831
Accumulated other comprehensive income (loss)	(1,018)	(1,155)
Less: Treasury stock, at cost (2010 – 78,626,501 shares and 2009 – 72,938,074 shares)	(4,371)	(3,838)
Total Praxair, Inc. Shareholders' Equity	5,792	5,315
Noncontrolling interests	353	333
Total Equity	6,145	5,648
Total Liabilities and Equity	$15,274	$14,317

The accompanying Notes on pages 52 to 92 are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
PRAXAIR, INC. AND SUBSIDIARIES
(Millions of dollars)

Year Ended December 31,	2010	2009	2008
Increase (Decrease) in Cash and Cash Equivalents			
Operations			
Net income – Praxair, Inc.	$ 1,195	$ 1,254	$ 1,211
Noncontrolling interests	39	43	45
Net income (including noncontrolling interests)	$ 1,234	$ 1,297	$ 1,256
Adjustments to reconcile net income to net cash provided by operating activities:			
Brazil tax amnesty program and other charges, net of payments (see Note 2)	80	234	149
Depreciation and amortization	925	846	850
Deferred income taxes	133	(221)	(23)
Share-based compensation	47	39	45
Non-cash charges and other	(15)	(12)	(42)
Working capital			
Accounts receivable	(114)	39	119
Inventory	(26)	58	21
Prepaid and other current assets	(7)	23	(4)
Payables and accruals	163	(178)	(73)
Spanish income tax settlement (see Note 2)	(231)	—	—
Pension contributions	(124)	(128)	(20)
Long-term assets, liabilities and other	(160)	171	(240)
Net cash provided by operating activities	1,905	2,168	2,038
Investing			
Capital expenditures	(1,388)	(1,352)	(1,611)
Acquisitions, net of cash acquired	(148)	(131)	(130)
Divestitures and asset sales	52	31	54
Net cash used for investing activities	(1,484)	(1,452)	(1,687)
Financing			
Short-term debt borrowings (repayments) – net	115	(455)	(45)
Long-term debt borrowings	1,890	2,246	1,723
Long-term debt repayments	(1,515)	(1,853)	(691)
Issuances of common stock	183	95	185
Purchases of common stock	(587)	(236)	(1,077)
Cash dividends – Praxair, Inc. shareholders	(551)	(491)	(468)
Excess tax benefit on stock option exercises	51	23	54
Noncontrolling interest transactions and other	(5)	(40)	(14)
Net cash used for financing activities	(419)	(711)	(333)
Effect of exchange rate changes on cash and cash equivalents	(8)	8	(3)
Change in cash and cash equivalents	(6)	13	15
Cash and cash equivalents, beginning-of-period	45	32	17
Cash and cash equivalents, end-of-period	$ 39	$ 45	$ 32
Supplemental Data			
Income taxes paid	$ 757	$ 254	$ 326
Interest paid	$ 185	$ 171	$ 223

The accompanying Notes on pages 52 to 92 are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF EQUITY
PRAXAIR, INC. AND SUBSIDIARIES
(Dollar amounts in millions, except per share data, shares in thousands)

Activity	Praxair, Inc. Shareholders' Equity								Noncontrolling Interests	Total Equity
	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss) (Note 7)	Treasury Stock		Praxair, Inc. Shareholders' Equity		
	Shares	Amounts				Shares	Amounts			
Balance, December 31, 2007	373,145	$4	$3,074	$5,325	$ (672)	57,657	$(2,589)	$ 5,142	$321	$ 5,463
Net Income				1,211				1,211	45	1,256
Translation Adjustments					(871)			(871)	(8)	(879)
Derivative Instruments, net of less than $1 million taxes					(3)			(3)		(3)
Funded Status – retirement obligations, net of $119 million taxes					(222)			(222)		(222)
Comprehensive income								115	37	152
Dividends to noncontrolling interests								—	(25)	(25)
Purchases of noncontrolling interests								—	(15)	(15)
(Additions) to/sale of noncontrolling interests								—	(16)	(16)
Dividends to Praxair, Inc common stock ($1.50 per share)				(468)				(468)		(468)
Issuances of common stock:										
For the dividend reinvestment and stock purchase plan	92		7					7		7
For employee savings and incentive plans	3,789		141			(910)	52	193		193
Purchases of common stock						13,418	(1,086)	(1,086)		(1,086)
Tax benefit from stock options			61					61		61
Share-based compensation			45					45		45
Balance, December 31, 2008	377,026	$4	$3,328	$6,068	$(1,768)	70,165	$(3,623)	$ 4,009	$302	$ 4,311
Net Income				1,254				1,254	43	1,297
Translation Adjustments					651			651	6	657
Derivative Instruments, net of $3 million taxes					7			7		7
Funded Status – retirement obligations, net of $43 million taxes					(45)			(45)		(45)
Comprehensive income								1,867	49	1,916
Dividends to noncontrolling interests								—	(24)	(24)
Purchases of noncontrolling interests			(3)					(3)	(10)	(13)
(Additions) to/sale of noncontrolling interests								—	16	16
Dividends to Praxair, Inc common stock ($1.60 per share)				(491)				(491)		(491)

	Praxair, Inc. Shareholders' Equity									
	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss) (Note 7)	Treasury Stock		Praxair, Inc. Shareholders' Equity	Noncontrolling Interests	Total Equity
Activity	Shares	Amounts				Shares	Amounts			
Issuances of common stock:										
For the dividend reinvestment and stock purchase plan	95		7					7		7
For employee savings and incentive plans	2,295		75			(402)	24	99		99
Purchases of common stock						3,175	(239)	(239)		(239)
Tax benefit from stock options			27					27		27
Share-based compensation			39					39		39
Balance, December 31, 2009	379,416	$4	$3,473	$6,831	$(1,155)	72,938	$(3,838)	$5,315	$333	$5,648
Net Income				1,195				1,195	39	1,234
Translation Adjustments					129			129	(5)	124
Funded Status – retirement obligations, net of $19 million taxes					8			8		8
Comprehensive income								1,332	34	1,366
Dividends to noncontrolling interests								—	(22)	(22)
Purchases of noncontrolling interests			(1)					(1)	(1)	(2)
(Additions) to/sale of noncontrolling interests									9	9
Dividends to Praxair, Inc common stock ($1.80 per share)				(551)				(551)		(551)
Issuances of common stock:										
For the dividend reinvestment and stock purchase plan	83		7					7		7
For employee savings and incentive plans	3,124		120			(1,190)	67	187		187
Purchases of common stock						6,879	(600)	(600)		(600)
Tax benefit from stock options			56					56		56
Share-based compensation			47					47		47
Balance, December 31, 2010	382,623	$4	$3,702	$7,475	$(1,018)	78,627	$(4,371)	$5,792	$353	$6,145

The accompanying Notes on pages 52 to 92 are an integral part of these financial statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations – Praxair, Inc. and its subsidiaries (Praxair or the company) comprise one of the largest industrial gases companies worldwide, and the largest in North and South America. Praxair produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings to a diverse group of industries including aerospace, chemicals, electronics, energy, food and beverage, healthcare, manufacturing and metals.

Principles of Consolidation – The consolidated financial statements include the accounts of all significant subsidiaries where control exists and, in limited situations, variable-interest entities where the company is the primary beneficiary. Intercompany transactions and balances are eliminated in consolidation and any significant related-party transactions have been disclosed.

Equity investments generally consist of 20% to 50% owned operations where the company exercises significant influence, but does not have control. Operations less than 20% owned, where the company does not exercise significant influence, are generally carried at cost. Pre-tax income from equity investments that are partnerships or limited-liability corporations (LLC) is included in other income (expenses) – net with related taxes included in Income taxes. Partnership and LLC net assets are reported as Equity investments in the balance sheet. Equity investments are reviewed for impairment whenever events or circumstances reflect that an impairment loss may have incurred.

Changes in ownership interest that result either in consolidation or deconsolidation of an investment are recorded at fair value through earnings, including the retained ownership interest, while changes that do not result in either consolidation or deconsolidation of a subsidiary are treated as equity transactions.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While actual results could differ, management believes such estimates to be reasonable.

Revenue Recognition – Revenue is recognized when: a firm sales agreement exists; product is shipped or services are provided to customers; and collectability of a fixed or determinable sales price is reasonably assured. Sales returns and allowances are not a normal practice in the industry and are not significant.

A small portion of the company's revenues relate to long-term construction contracts and are generally recognized using the percentage-of-completion method. Under this method, revenues from sales of major equipment, such as large air-separation facilities, are recognized based primarily on cost incurred to date compared with total estimated cost. Changes to total estimated cost and anticipated losses, if any, are recognized in the period determined.

For contracts that contain multiple products and/or services, amounts assigned to each component are based on its objectively determined fair value, such as the sales price for the component when it is sold separately or competitor prices for similar components.

Certain of the company's contracts that are built to provide product to a specific customer are required to be accounted for as leases. The associated revenue streams are classified as rental revenue and are not significant.

Amounts billed for shipping and handling fees are recorded as sales, generally on FOB destination terms, and costs incurred for shipping and handling are recorded as cost of sales.

Amounts billed for sales and use taxes, value-added taxes, and certain excise and other specific transactional taxes imposed on revenue producing transactions are presented on a net basis and are not included in sales in the consolidated statement of income.

Cash Equivalents – Cash equivalents are considered to be highly liquid securities with original maturities of three months or less.

Inventories – Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for certain U.S. operations and the average-cost method for most other operations.

Property, Plant and Equipment – Net – Property, plant and equipment are carried at cost, net of accumulated depreciation. The company capitalizes interest as part of the cost of constructing major facilities (see Note 7). Depreciation is calculated on the straight-line method based on the estimated useful lives of the assets, which range from 3 years to 40 years (see Note 8). Praxair uses accelerated depreciation methods for tax purposes where appropriate. Maintenance of property, plant and equipment is generally expensed as incurred.

The company performs a test for impairment whenever events or changes in circumstances indicate that the carrying amount of an individual asset or asset group may not be recoverable. Should projected undiscounted future cash flows be less than the carrying amount of the asset or asset group, an impairment charge reducing the carrying amount to fair value is required. Fair value is determined based on the most appropriate valuation technique, including discounted cash flows.

Asset-Retirement Obligations – An asset-retirement obligation is recognized in the period in which sufficient information exists to determine the fair value of the liability with a corresponding increase to the carrying amount of the related property, plant and equipment which is then depreciated over its useful life. The liability is initially measured at discounted fair value and then accretion expense is recorded in each subsequent period. The company's asset-retirement obligations are primarily associated with its on-site long-term supply arrangements where the company has built a facility on land leased from the customer and is obligated to remove the facility at the end of the contract term. The company's asset-retirement obligations are not material to its financial statements.

Foreign Currency Translation – For most foreign operations, the local currency is the functional currency and translation gains and losses are reported as part of the accumulated other comprehensive income (loss) component of equity as a cumulative translation adjustment (see Note 7). For other foreign operations, the U.S. dollar is the functional currency and translation gains and losses are included in other income (expenses) – net.

Financial Instruments – Praxair enters into various derivative financial instruments to manage its exposure to fluctuating interest and currency exchange rates and energy costs. Such instruments primarily include interest-rate swap and treasury lock agreements; currency-swap agreements; forward contracts; currency options; and commodity-swap agreements. These instruments are not entered into for trading purposes. Praxair only uses commonly traded and non-leveraged instruments. There are two types of derivatives the company enters into: hedges of fair-value exposures and hedges of cash-flow exposures. Fair-value exposures relate to recognized assets or liabilities, and firm commitments; while cash-flow exposures relate to the variability of future cash flows associated with recognized assets or liabilities, or forecasted transactions.

When a derivative is executed and hedge accounting is appropriate, it is designated as either a fair-value hedge or a cash-flow hedge. Currently, Praxair designates all interest-rate and commodity-swap agreements as hedges; however, currency contracts are generally not designated as hedges for accounting purposes. All derivatives are linked to an appropriate underlying exposure. On an ongoing basis, the company assesses the hedge effectiveness of all derivatives designated as hedges to determine if they continue to be highly effective in offsetting changes in fair values or cash flows of the underlying hedged items. If it is determined that the hedge is not highly effective, then hedge accounting will be discontinued prospectively.

Changes in the fair value of derivatives designated as fair-value hedges are recognized in earnings as an offset to the change in the fair values of the underlying exposures being hedged. The changes in fair value of derivatives that are designated as cash-flow hedges are deferred in accumulated other comprehensive income (loss) and are reclassified to earnings as the underlying hedged transaction affects earnings. Any ineffectiveness is recognized in earnings immediately. Derivatives that are entered into for risk-management purposes and are not designated as hedges (primarily related to anticipated net income and currency derivatives other than for firm commitments) are recorded at their fair market values and recognized in current earnings.

The company recognizes the changes in the fair value associated with currency contracts as follows: hedges of debt instruments are recorded in Interest expense - net and generally offset the underlying hedged items. Hedges of other balance-sheet exposures, commodity contracts, forecasted transactions, lease obligations, firm commitments and anticipated future net income are recognized in other income (expenses) – net and generally offset the underlying hedged items. Hedges of net investments in foreign subsidiaries are recognized in the cumulative translation adjustment component of accumulated other comprehensive income (loss) on the consolidated balance sheets to offset translation gains and losses associated with the hedged net investment. See Note 13 for required fair value disclosures.

Goodwill – Acquisitions are accounted for using the purchase method which requires allocation of the purchase price to assets acquired and liabilities assumed based on estimated fair values. Any excess of the purchase price over the fair value of the assets and liabilities acquired is recorded as goodwill. Allocations of the purchase price are based on preliminary estimates and assumptions at the date of acquisition and are subject to revision based on final information received, including appraisals and other analyses which support underlying estimates.

The company performs a goodwill impairment test annually in the second quarter or more frequently if events or circumstances indicate that an impairment loss may have been incurred. The impairment test requires that the company estimate and compare the fair value of its reporting units to their carrying value, including goodwill. Reporting units are determined based on one level below the operating segment level. Fair value is determined through the use of projected future cash flows, multiples of earnings and sales and other factors. Such analysis requires the use of certain future market assumptions and discount factors, which are subjective in nature.

See Note 9 for additional information relating to goodwill.

Other Intangible Assets – Customer and license/use agreements, non-compete agreements and patents and other intangibles are amortized over the estimated period of benefit. The determination of the estimated period of benefit will be dependent upon the use and underlying characteristics of the intangible asset. Praxair evaluates the recoverability of its intangible assets subject to amortization when facts and circumstances indicate that the carrying value of the asset may not be recoverable. If the carrying value is not recoverable, impairment is measured as the amount by which the carrying value exceeds its estimated fair value. Fair value is generally estimated based on either appraised value or other valuation techniques. See Note 10 for additional information relating to other intangible assets.

Income Taxes – Deferred income taxes are recorded for the temporary differences between the financial statement and tax bases of assets and liabilities using currently enacted tax rates. Valuation allowances are established against deferred tax assets whenever circumstances indicate that it is more likely than not that such assets will not be realized in future periods.

Under the guidance for accounting for uncertainty in income taxes, the company can recognize the benefit of an income tax position only if it is more likely than not (greater than 50%) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit can be recognized. The tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Additionally, the company accrues interest and related penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws. Interest and penalties are classified as income tax expense in the financial statements. See Note 5 for additional income tax disclosures.

Retirement Benefits – Most Praxair employees participate in a form of defined benefit or contribution retirement plan, and additionally certain employees are eligible to participate in various post-employment health care and life insurance benefit plans. The cost of such benefits is recognized over the employees' expected service period to the company in accordance with the applicable accounting standards. The funded status of the plans is recorded as an asset or liability in the consolidated balance sheets. Funding of retirement benefits varies and is in accordance with local laws and practices. See Note 16 for additional information relating to retirement programs.

Share-based Compensation – The company has granted share-based awards which consist of stock options, restricted stock and performance-based stock. Share-based compensation expense is generally recognized on a straight-line basis over the stated vesting period. For stock awards granted to full-retirement-eligible employees, compensation expense is recognized over the period from the grant date to the date retirement eligibility is achieved. For performance-based awards, compensation expense is recognized only if it is probable that the performance condition will be achieved. See Note 15 for additional disclosures relating to share-based compensation.

Recently Issued Accounting Standards

Accounting Standards Implemented in 2010

The following standards were all effective for Praxair in 2010:

- **Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses –** This standard requires additional disclosures about financing receivables including rollforward schedules and other qualitative information. These disclosures are effective for Praxair in 2010 financial statements and its adoption did not have a significant impact on the consolidated financial statements. See Note 7 for the required disclosures.
- **Disclosures about Fair Value Measurements –** The standard added new requirements for disclosures about transfers into and out of Levels 1 and 2 and clarified existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The portion of this standard related to these items was effective for Praxair in 2010 and its adoption did not have a significant impact on the consolidated financial statements. In addition, the standard added requirements for separate disclosures about the activity relating to Level 3 fair value measurements effective for Praxair on January 1, 2011. Praxair does not expect this requirement to have a significant impact on the consolidated financial statements.
- **Accounting for Transfers of Financial Assets –** This standard changes the way entities account for securitizations. The new standard was effective for Praxair on January 1, 2010 and its adoption did not have a significant impact on the consolidated financial statements.
- **Consolidation of Variable Entities –** In June 2009, the FASB issued authoritative guidance which changes the way entities account for special-purpose entities. The new standard was effective for Praxair on January 1, 2010 and its adoption did not have a significant impact on the consolidated financial statements.

Accounting Standards to Be Implemented

- **Multiple – Deliverable Revenue Arrangements** – In October 2009, the FASB issued new guidance for arrangements with multiple deliverables. The new guidance modifies the criteria to be used to identify the separate deliverables in a multiple-element arrangement and establishes a hierachy to determine the selling price for each deliverable. The selling price for each deliverable should be established based on vendor-specific or other third party evidence when available, or if such objective information is not available, the Company should use its best estimate of the selling price. Expanded disclosures are also required. For Praxair, the new guidance is effective beginning January 1, 2011, at which time the Company will apply the new guidance prospectively to new or materially modified arrangements. The adoption of this guidance is not expected to have a material impact on the consolidated financial statements.

Reclassifications – Certain prior years' amounts have been reclassified to conform to the current year's presentation. Such reclassifications relate primarily to the presentation of noncontrolling interests in the consolidated financial statements.

NOTE 2. BRAZIL TAX AMNESTY PROGRAM AND OTHER CHARGES

2010 Spanish Income Tax Settlement and Other Charges – Net

The year ended December 31, 2010 includes the following items which are recorded in the consolidated financial statements:

(Millions of dollars)	Operating Profit (Loss)	Income Tax Provision (Benefit)	Net Income (Loss)
Spanish income tax settlement	$—	$250	$(250)
US Homecare divestiture	(58)	(18)	(40)
Repatriation tax benefit	—	(35)	35
Venezuela currency devaluation	(27)	(1)	(26)
Total	$ (85)	$196	$(281)

Spanish Income Tax Settlement

During the fourth quarter 2010, the Company's Spanish subsidiaries settled various income tax disputes with the Spanish Government. As a result, Praxair recorded an income tax charge of $250 million representing the settlement amount in excess of previously recorded expenses. The settlement requires cash payments of approximately $500 million, $481 million of which was paid in the fourth quarter 2010. The remaining amounts are expected to be paid in 2011. This matter was previously disclosed as a contingency in Note 17. Also, see Note 5 relating to income taxes.

US Homecare Divestiture

During the fourth quarter 2010, the company announced its intent to sell the U.S. homecare portion of its North American healthcare business and recorded a pre-tax charge of $58 million ($40 million after-tax) representing an adjustment to estimated fair value representing the company's best estimate of the cash proceeds that will be realized upon eventual sale or other disposition of the net assets of the business. There was no cash impact for 2010. On February 2, 2011, the company announced that it had entered into a definitive agreement for sale of the U.S. homecare business to Apria Healthcare Group Inc. The sale is expected to close in the first quarter of 2011.

Repatriation Tax Benefit

Also during the fourth quarter 2010, the company recognized an income tax benefit of $35 million related to the repatriation of highly-taxed foreign earnings. There was no cash impact for 2010. See Note 5 for additional disclosures relating to foreign tax credit carryforwards and related valuation allowances.

Venezuela Currency Devaluation

On January 8, 2010, Venezuela announced a devaluation of the Venezuelan Bolivar and created a two tier exchange rate system. Effective January 1, 2011, the two tier rate system was eliminated and a single exchange rate of 4.3 (implying 50% devaluation) is now required for all transactions, including Praxair's operations. In the first quarter 2010, Praxair recorded a $27 million charge ($26 million after-tax) due primarily to the remeasurement of the local Venezuelan balance sheet to reflect the new official 4.3 exchange rate. The company does not expect the impact of the devaluation on future results of operations to be significant.

Classification in the consolidated financial statements

The pre-tax impact of $85 million is shown as a separate line item on the consolidated statements of income; the income tax impact of $196 million is reflected in income taxes. In the consolidated balance sheets, asset write-downs are recorded as a reduction to the carrying value of the related assets and unpaid amounts are recorded as short-term or long-term liabilities. In the consolidated statement of cash flows, the $481 million cash payment related to the Spanish income tax settlement is shown as follows: $250 million as a charge to net income – Praxair, Inc. and $231 million in a separate line item called Spanish income tax settlement. The pre-tax impact of the other matters is shown as an adjustment to reconcile net income to net cash provided by operating activities. In Note 18, Praxair excluded these items in its management definition of segment operating profit; a reconciliation of segments operating profit to consolidated operating profit is shown within the operating profit table.

2009 Brazil Tax Amnesty Program and Other Charges

In the third quarter 2009, Praxair recorded a net after-tax benefit of $7 million related primarily to a Federal tax amnesty program in Brazil (referred to as "Refis Program"). The net benefit has been recorded in the consolidated financial statements as follows:

(Millions of dollars)	**Operating Profit (Loss)**	**Income Tax Provision (Benefit)**	**Net Income (Loss)**
Brazil Refis Program, NOL and other Brazilian governmental related matters	$(282)	$(329)	$ 47
Other charges	(24)	16	(40)
Total	$(306)	$(313)	$ 7

Brazil Refis Program, NOL and Other Brazilian Governmental Related Matters

On May 28, 2009, the Brazilian government published Law 11941/2009 ("Refis Program") instituting a new voluntary amnesty program which allowed Brazilian companies to settle certain Federal tax disputes at reduced amounts. Also, the Refis Program allowed existing net operating loss carryforwards (NOLs) to be used to satisfy a portion of the settlement obligation. During the 2009 third quarter, Praxair completed an evaluation of its existing Federal tax disputes eligible for settlement under the Refis Program and determined that it was economically beneficial to settle numerous Federal tax disputes, most of which were related to non income-tax matters.

As a result of these tax settlements and certain other charges related to government receivables and a state tax matter (referred to as "Brazilian governmental related matters"), Praxair recorded pre-tax charges to operating profit of $282 million and an after-tax benefit of $47 million. The $329 million tax benefit is related to the reversal of valuation allowances on NOL deferred tax assets of $255 million (see Note 5) and current tax benefits related primarily to deductions for interest and Brazilian government related matters totaling $74 million.

The Refis Program required a cash outlay of $34 million in the 2009 fourth quarter and is expected to require up to an additional $60 million of cash payments in the next twelve months depending on timing of the Brazilian government consolidation process (See Note 17).

Other Charges

Additionally, a pre-tax charge of $24 million ($16 million after-tax) was recorded in Brazil related to a business restructuring of the natural gas cylinder business to reflect continued demand downturns primarily due to government disincentives against conversions to natural gas powered vehicles. Praxair also recorded a charge of $24 million to income taxes relating to an entity reorganization and other developments in North America and Europe.

Classification in the consolidated financial statements

The pre-tax charges of $306 million are shown as a separate line item on the consolidated statement of income and the tax benefit of $313 million is reflected in income taxes. Unpaid amounts of $60 million are recorded as short-term liabilities in the consolidated balance sheets (See Note 7). On the consolidated statement of cash flows, the pre-tax impact of the Brazil tax amnesty program and other charges, net of cash payments, is shown as an adjustment to reconcile net income to net cash provided by operating activities. In Note 18, Praxair excluded these charges in its management definition of segment operating profit; a reconciliation of segments operating profit to consolidated operating profit is shown within the operating profit table.

2008 Cost Reduction Program and Other Charges

In 2008, Praxair recorded pre-tax charges totaling $194 million ($125 million after-tax and noncontrolling interests), including $118 million relating to severance and other exit costs associated with a global cost reduction program which was initiated in response to the continuing economic downturn. Other charges of $76 million are primarily related to social tax matters in Brazil and a pension settlement charge.

Following is a summary of the charges by reportable segment. The pension settlement charge does not relate to any individual segment.

	Cost Reduction Program				
(Millions of Dollars)	**Severance Costs**	**Costs Associated with Exit or Disposal Activities**	**Total Cost Reduction Program**	**Other Charges**	**Total**
North America	$ 25	$ 39	$ 64	$—	$ 64
Europe	14	2	16	—	16
South America	9	10	19	59	78
Asia	1	4	5	—	5
Surface technologies	6	8	14	—	14
	55	63	118	59	177
Pension settlement charge	—	—	—	17	17
Total	$ 55	$ 63	$118	$ 76	$194

Cost Reduction Program

The severance costs of $55 million are for the termination of approximately 1,675 employees; 1,260 related to cost reduction initiatives spread across all segments, and 415 related to exit or disposal activities. At December 31, 2010 all actions have been substantially completed.

The non-severance costs of $63 million associated with exit or disposal activities include asset write-downs and other costs associated with non-strategic activities, net of expected sale proceeds which are not significant. Following is a summary of such activities:

(i) The North America charges of $39 million include $ 35 million related to the decisions to sell or otherwise dispose of three small businesses; costs associated with the consolidation of several warehouse facilities, and; the write-down of certain patents and other intangible assets related to a product line that is being discontinued – all servicing the electronics end market in the United States. The remaining $4 million is primarily related to cost reduction initiatives to consolidate, sell and/or otherwise dispose of certain assets associated with the U.S. homecare end market;

(ii) The Europe charges of $2 million relate primarily to a product line that is being discontinued and a warehouse consolidation related to the electronics end market;

(iii) The South America charges of $10 million relate to decisions to sell two small businesses in Brazil relating to manufacturing and services for non-core markets;

(iv) The Asia charges of $4 million are associated with capital project restructurings, and

(v) The surface technologies charges of $8 million relate to decisions to sell three small businesses related to the company's surface technologies business in Europe.

All of the actions described above have been substantially completed.

Other Charges

The other charges of $76 million consist of $59 million relating primarily to the impacts of recent developments related to ongoing social tax claims in Brazil and a pension settlement charge of $17 million for net unrecognized actuarial losses related to lump sum benefit payments made from the U.S. supplemental pension plan to a number of recently retired senior managers. The most significant of the Brazil charges are for a series of cases that originated during the 1990's relating to VAT taxes in the state of Sao Paulo. Management has decided to voluntarily take advantage of a fourth quarter government program (referred to as "PPI/ICMS") which allows companies to settle outstanding cases for a significantly reduced amount of interest, penalties and court fees rather than continue to challenge the assessment. Other charges resulted from management's evaluation of a fourth quarter ruling and other developments.

Classification in the consolidated financial statements

The pre-tax cost reduction program and other charges of $194 million are shown as a separate line item on the consolidated statement of income; the income tax impact of $65 million is reflected in income taxes and the noncontrolling interests impact was $4 million. In the consolidated balance sheets, asset write-offs are recorded as a reduction to the carrying value of the related assets and unpaid amounts are recorded as short-term or long-term liabilities (see Note 7). On the consolidated statement of cash flows, the pre-tax impact of the cost reduction program and other charges, net of cash payments, is shown as an adjustment to reconcile net income to net cash provided by operating activities. In Note 18, Praxair excluded these special charges in its management definition of segment operating profit; a reconciliation of segments operating profit to consolidated operating profit is shown within the operating profit table.

The following table summarizes the activity related to the company's cost reduction program and other charges during 2008, 2009 and 2010:

(Millions of dollars)	Cost Reduction Program				
	Severance Costs	Costs associated with Exit or Disposal Activities	Total Cost Reduction Program	Other Charges	Total
Cost reduction program and other charges	$ 55	$ 63	$118	$ 76	$194
Less: Cash payments	(15)	—	(15)	(30)	(45)
Less: Non-cash asset write-offs	—	(55)	(55)	(40)	(95)
Foreign currency translation & other	2	(1)	1	—	1
Balance, December 31, 2008	$ 42	$ 7	$ 49	$ 6	$ 55
Less: Cash payments	(33)	(3)	(36)	(2)	(38)
Foreign currency translation & other	(1)	(3)	(4)	(4)	(8)
Balance, December 31, 2009	$ 8	$ 1	$ 9	$—	$ 9
Less: Cash payments	(4)	(1)	(5)	—	(5)
Foreign currency translation & other	(1)	—	(1)	—	(1)
Balance, December 31, 2010	$ 3	$—	$ 3	$—	$ 3

3. ACQUISITIONS

The results of operations of these businesses have been included in Praxair's consolidated statements of income since their respective dates of acquisition.

In August 2010, Praxair and the members of the ROC group entered into definitive agreements for Praxair to acquire a 49% ownership interest in the ROC group's existing industrial gases business operating in Kuwait, United Arab Emirates and Qatar. As of December 31, 2010, Praxair had acquired a 49% interest in the Kuwait and Qatar operations and included in the Europe segment. The acquisition of the 49% interest in the United Arab Emirates operations is expected to close in the first half of 2011. The 49% investments in Kuwait and Qatar are accounted for as equity investments in the consolidated financial statements. In addition, during the twelve months ended December 31, 2010, Praxair completed several small acquisitions, related primarily to North American packaged gas distributors. The aggregate purchase price for the acquisitions was $148 million.

On July 1, 2009, Praxair acquired Sermatech International Holdings Corp. (Sermatech), a global supplier of protective coatings and advanced processes with operations in the U.S., Canada, United Kingdom, Germany and South Korea. Sermatech is reflected in the Surface Technologies segment. In addition, during 2009, Praxair completed several small acquisitions, primarily related to North American packaged gas distributors. The aggregate purchase price for the acquisitions was $131 million and resulted in the recognition of $64 million of goodwill.

During 2008, Praxair acquired Kirk Welding Supply, Inc., an independent packaged gas distributor with operations in Kansas and Missouri and completed several smaller acquisitions in North America, South America and Europe. The aggregate purchase price for the acquisitions was $130 million and resulted in the recognition of $63 million of goodwill.

Other acquisitions in 2010, 2009 and 2008 were not significant.

NOTE 4. LEASES

In the normal course of its business, Praxair enters into various leases as the lessee, primarily involving manufacturing and distribution equipment and office space. Total lease and rental expenses under operating leases were $111 million in 2010, $110 million in 2009 and $111 million in 2008. Capital leases are not significant and are included in property, plant and equipment – net. Related obligations are included in debt.

At December 31, 2010, minimum payments due under operating leases are as follows:

(Millions of dollars)	
2011	$ 94
2012	76
2013	62
2014	53
2015	42
Thereafter	48
	$375

The present value of these future lease payments under operating leases is approximately $317 million.

Praxair's leases where it is the lessor are not significant.

NOTE 5. INCOME TAXES

Pre-tax income applicable to U.S. and foreign operations is as follows:

(Millions of dollars) **Year Ended December 31,**	**2010**	**2009**	**2008**
United States	$ 643	$ 577	$ 532
Foreign	1,321	865	1,153
Total income before income taxes	$1,964	$1,442	$1,685

The following is an analysis of the provision for income taxes:

(Millions of dollars) **Year Ended December 31,**	**2010**	**2009**	**2008**
Current tax expense			
U.S. federal	$133	$ 108	$197
State and local	18	9	12
Foreign (a)	484	273	279
	635	390	488
Deferred tax expense			
U.S. federal	70	68	(26)
State and local	(1)	9	(3)
Foreign (b)	64	(298)	6
	133	(221)	(23)
Total income taxes	$768	$ 169	$465

(a) 2010 includes Spain tax settlement of $250 million. See Note 2.

(b) 2010 includes $35 million repatriation tax benefit and 2009 includes ($255) million of NOL valuation allowance adjustments in Brazil. See Note 2.

An analysis of the difference between the provision for income taxes and the amount computed by applying the U.S. statutory income tax rate to pre-tax income follows:

(Dollar amounts in millions) **Year Ended December 31,**	**2010**		**2009**		**2008**	
U.S. statutory income tax rate	$ 688	35.0 %	$ 505	35.0 %	$ 590	35.0 %
State and local taxes – net of federal benefit	11	0.6 %	12	0.8 %	5	0.3 %
U.S. tax credits and deductions (a)	(18)	(0.9)%	(10)	(0.7)%	(10)	(0.6)%
Foreign tax rate differentials (b)	(128)	(6.5)%	(135)	(9.3)%	(118)	(7.0)%
Brazil tax amnesty program and other charges (c)	—	—	(205)	(14.2)%	—	—
Spain tax settlement (d)	250	12.7 %	—	—	—	—
Repatriation tax benefit (d)	(35)	(1.8)%	—	—	—	—
Other – net	—	—	2	0.1 %	(2)	(0.1)%
Provision for income taxes	$ 768	39.1 %	$ 169	11.7 %	$ 465	27.6 %

(a) U.S. tax credits and deductions relate to research and experimentation tax credits, and manufacturing deductions.

(b) Includes foreign tax rate differentials and various tax incentives primarily in Europe, Asia and South America. Other tax rate changes were not significant.

(c) Relates to tax benefit associated with tax amnesty program and related valuation allowance adjustments in Brazil, and a charge related to entity reorganizations and other developments in North America and Europe. See Note 2.

(d) Relates to the income tax settlement in Spain and the tax benefit related to the repatriation of foreign earnings. See Note 2.

Net deferred tax liabilities included in the consolidated balance sheet are comprised of the following:

(Millions of dollars) **December 31,**	**2010**	**2009**
Deferred tax liabilities		
Fixed assets	$1,038	$ 921
Exchange gains	134	122
Goodwill	78	71
Other	128	84
	$1,378	$1,198
Deferred tax assets		
Carryforwards	$ 379	$ 310
Benefit plans and related (a)	343	370
Exchange losses	10	8
Inventory	23	20
Accruals and other	194	159
	$ 949	$ 867
Less: Valuation allowances (b)	(111)	(37)
	$ 838	$ 830
Net deferred tax liabilities	$ 540	$ 368
Recorded in the consolidated balance sheets as:		
Current deferred tax assets, net (Note 7)	$ 155	$ 133
Long-term deferred tax liabilities, net (Note 7)	695	501
	$ 540	$ 368

(a) Includes deferred taxes of $263 million and $282 million in 2010 and 2009, respectively, related to pension/ OPEB funded status.

(b) Summary of valuation allowances relating to deferred tax assets follows (millions of dollars):

	2010	2009	2008
Balance, January 1,	$ (37)	$(245)	$(341)
Income tax (charge) benefit:			
Brazil	(1)	255	—
U.S.	(66)	—	—
Other	(3)	5	—
Translation adjustments	—	(59)	67
Other, including write-offs	(4)	7	29
Balance, December 31,	$(111)	$ (37)	$(245)

Praxair evaluates deferred tax assets quarterly to ensure that estimated future taxable income will be sufficient in character (e.g., capital gain versus ordinary income treatment), amount and timing to result in their recovery. After considering the positive and negative evidence, a valuation allowance is established when management determines that it is more likely than not (i.e., greater than 50% likelihood) that a deferred tax asset will not be realized to reduce the assets to their realizable value. Considerable judgment is required in establishing deferred tax valuation allowances. At December 31, 2010, Praxair had $379 million of deferred tax assets relating to net operating losses ("NOLs") and tax credits and $111 million of valuation allowances. These deferred tax assets include $176 million relating to NOLs in Brazil (primarily one subsidiary) which never expire and have no valuation allowances and $107 million relating to U.S. foreign tax credits which expire in 2020 and have a $66 million valuation allowance. The utilization of the U.S. foreign tax credits is dependent on many factors including U.S. interest expense, future U.S. investment, foreign sales and earnings growth, foreign currency exchange rates, and acquisitions and dispositions. Management's assessment and judgment are highly dependent on these variables and any significant changes to any one of them can significantly impact the amount of foreign tax credit utilization over the ten year carryforward period.

The remaining $96 million of NOLs and other carryforwards ($67 million in U.S. and $29 million foreign) which expire through 2030 have valuation allowances totaling $45 million. The remaining valuation allowances relate to certain foreign and U.S. state NOLs and are required because management has determined, based on financial projections and available tax strategies, that it is unlikely that the NOLs will be utilized before they expire. If events or circumstances change, valuation allowances are adjusted at that time resulting in an income tax benefit or charge.

The 2009 changes in deferred tax asset valuation allowances are primarily related to the 2009 Brazil tax amnesty program referred to as "Refis Program" (see Note 2). Prior to the 2009 Refis Program, based on income projections and available tax strategies, management had consistently determined that is unlikely that any of the Brazil NOLs would be utilized in the foreseeable future and, accordingly, had recorded full valuation allowances relating to such NOL carryforwards ($211 million at December 31, 2008). During 2009, the Refis Program allowed the company's Brazilian subsidiaries to use NOLs to satisfy a portion of the Refis settlement obligation and, accordingly, $173 million of existing deferred tax assets were realized. Additionally, due to future impacts of the Refis Program, income projections now indicate that it is more likely than not (i.e., greater than 50% likelihood) that the remaining deferred tax assets related to Brazil NOLs will be realized in the foreseeable future. Accordingly, $82 million of remaining valuation allowances relating to Brazil NOLs were adjusted.

A provision has not been made for additional U.S. Federal or foreign taxes at December 31, 2010 on $5.9 billion of undistributed earnings of foreign subsidiaries because Praxair intends to reinvest these funds indefinitely to support foreign growth opportunities. It is not practicable to estimate the unrecognized deferred tax liability on these undistributed earnings. These earnings could become subject to additional tax if they are remitted as dividends, loaned to Praxair, or upon sale of the subsidiary's stock.

Uncertain Tax Positions

Unrecognized income tax benefits represent income tax positions taken on income tax returns but not yet recognized in the consolidated financial statements. The company has unrecognized income tax benefits totaling $153 million and $372 million as of December 31, 2010 and December 31, 2009, respectively. Of these amounts, the company has recorded $60 million and $249 million of liabilities related to uncertain tax positions as of December 31, 2010, and 2009, respectively which are primarily recorded as other long-term liabilities in the consolidated balance sheets (see Note 7). If recognized, essentially all of the unrecognized tax benefits and related interest and penalties would be recorded as a benefit to income tax expense on the consolidated statement of income.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Millions of dollars)	2010	2009	2008
Unrecognized income tax benefits, January 1	$ 372	$312	$289
Additions for tax positions of prior years	2	13	33
Reductions for tax positions of prior years	(12)	(40)	(11)
Additions for current year tax positions (a)	14	105	30
Reductions for settlements with taxing authorities (b)	(206)	(9)	(11)
Reductions as a result of a lapse of an applicable statute of limitations	(8)	(22)	(2)
Foreign currency translation	(9)	13	(16)
Unrecognized income tax benefits, December 31	$ 153	$372	$312

(a) Additions in 2009 are primarily related to uncertain tax positions associated with the Brazil Tax Amnesty Program.

(b) Settlements are uncertain tax positions that were effectively settled with the taxing authorities, including positions where the company has agreed to amend its tax returns to eliminate the uncertainty. 2010 settlement amount primarily relates to the Spain tax settlement. See Note 2 .

Expenses for interest and penalties on tax reserves of $11 million, $18 million and $21 million were recognized for the years ended December 31, 2010, 2009 and 2008, respectively and were classified as income tax expense in the consolidated statement of income. In 2009, $13 million of interest was incurred related to income tax matters settled under the Brazil Tax Amnesty Program. The company had $17 million and $77 million of accrued interest and penalties as of December 31, 2010 and December 31, 2009, respectively which were recorded in other long-term liabilities in the consolidated balance sheets (see Note 7).

As of December 31, 2010, the company remained subject to examination in the following major tax jurisdictions for the tax years as indicated below:

Major Tax Jurisdictions	Open Years
North America	
United States	2007 through 2010
Canada	2000 through 2010
Mexico	2005 through 2010
Europe	
Germany	2004 through 2010
Italy	2006 through 2010
Spain	2006 through 2010
South America	
Brazil	1998 through 2010
Asia	
China	2010
India	2004 through 2010
Korea	2004 through 2010
Thailand	2004 through 2010

The company is currently under audit in a number of tax jurisdictions including the United States, Canada and Mexico. As a result, it is reasonably possible that some of these audits will conclude or reach the stage where a change in unrecognized income tax benefits may occur within the next twelve months. At that time, the Company will record any adjustment to income tax expense as required. At this time, quantification of the estimated range of adjustment cannot be made. During 2010, the Company's Spanish subsidiaries settled various income tax disputes with the Spanish government related to prior years and recorded changes to its uncertain tax positions, resulting in an income tax charge of $250 million, which includes $121 million of penalty, interest and tax surcharges (see Note 2). During 2009 and 2008, the Company settled a number of audits including the 2005 and 2006 tax years in the United States resulting in an immaterial adjustment to the consolidated financial statements.

The company is also subject to income taxes in many hundreds of state and local taxing jurisdictions that are open to tax examinations. Management does not believe these represent a significant financial exposure for the company.

NOTE 6. EARNING PER SHARE – PRAXAIR, INC. SHAREHOLDERS

Basic earnings per share is computed by dividing Net Income – Praxair, Inc. for the period by the weighted average number of Praxair common shares outstanding. Diluted earnings per share is computed by dividing Net Income - Praxair, Inc. for the period by the weighted average number of Praxair common shares outstanding and dilutive common stock equivalents, as follows:

	2010	2009	2008
Numerator (Millions of dollars)			
Net income – Praxair, Inc.	$ 1,195	$ 1,254	$ 1,211
Denominator (Thousands of shares)			
Weighted average shares outstanding	306,069	306,987	311,890
Shares earned and issuable under compensation plans	651	689	768
Weighted average shares used in basic earnings per share	306,720	307,676	312,658
Effect of dilutive securities			
Stock options and awards	4,675	4,706	5,644
Weighted average shares used in diluted earnings per share	311,395	312,382	318,302
Basic Earnings Per Common Share	$ 3.90	$ 4.08	$ 3.87
Diluted Earnings Per Common Share	$ 3.84	$ 4.01	$ 3.80

Stock options of 14,540, 3,229,220 and 3,294,720 were antidilutive and therefore excluded in the computation of diluted earnings per share for the years ended December 31, 2010, 2009 and 2008, respectively.

NOTE 7. SUPPLEMENTAL INFORMATION

Income Statement

(Millions of dollars) **Year Ended December 31,**	**2010**	**2009**	**2008**
Selling, General and Administrative			
Selling	$ 531	$ 501	$ 628
General and Administrative	665	587	684
	$1,196	$1,088	$1,312
Depreciation and Amortization			
Depreciation	$ 904	$ 828	$ 827
Amortization of other intangibles (Note 10)	21	18	23
	$ 925	$ 846	$ 850
Other Income (Expenses) – Net			
Currency related net gains (losses)	$ (1)	$ (16)	$ 23
Partnership income	1	1	21
Severance expense	(12)	(14)	(13)
Gain (loss) on business divestitures – net	—	1	2
Pension settlements (Note 16)	(3)	(4)	—
State of Rio amnesty program	19	—	—
Other – net	1	(3)	2
	$ 5	$ (35)	$ 35
Interest Expense – Net			
Interest incurred on debt	$ 187	$ 193	$ 247
Interest capitalized	(62)	(55)	(44)
Amortization of swap termination costs (Note 12)	(7)	(5)	(5)
	$ 118	$ 133	$ 198

Balance Sheet

(Millions of dollars) December 31,	2010	2009
Accounts Receivable		
Trade	$1,712	$1,628
Other	123	109
	1,835	1,737
Less: allowance for doubtful accounts (a)	(171)	(158)
	$1,664	$1,579
Inventories (b)		
Raw materials and supplies	$ 139	$ 137
Work in process	49	46
Finished goods	211	194
	$ 399	$ 376
Prepaid and Other Current Assets		
Deferred income taxes (Note 5)	$ 155	$ 133
Prepaid	51	41
Other	70	48
	$ 276	$ 222
Other Long-term Assets		
Pension assets (Note 16)	$ 49	$ 59
Insurance contracts (c)	69	84
Long-term receivables, net (d)	51	64
Deposits	69	57
Investments carried at cost	12	11
Deferred charges	190	83
Other	162	99
	$ 602	$ 457
Accrued Taxes		
Tax liabilities for uncertain tax positions (Note 5)	$ 2	$ 5
Other accrued taxes	88	133
	$ 90	$ 138
Other Current Liabilities		
Accrued expenses	$ 269	$ 227
Payrolls	185	121
Brazil tax amnesty program and other charges (Note 2)	63	69
Pension and postretirement (Note 16)	34	32
Interest payable	42	42
Employee benefit accrual	22	22
Severance	16	16
Insurance reserves	6	8
Other	151	110
	$ 788	$ 647

(Millions of dollars) December 31,	2010	2009
Other Long-term Liabilities		
Pension and postretirement (Note 16)	$ 688	$ 812
Tax liabilities for uncertain tax positions (Note 5)	58	244
Interest and penalties for uncertain tax positions (Note 5)	17	77
Insurance reserves	22	28
Other	168	216
	$ 953	$ 1,377
Deferred Credits		
Deferred income taxes (Note 5)	$ 695	$ 501
Other	216	221
	$ 911	$ 722
Accumulated Other Comprehensive Income (Loss)		
Cumulative translation adjustment		
North America (e)	$ (114)	$ (195)
South America (e)	(391)	(494)
Europe	(76)	18
Asia	24	(25)
Surface technologies	29	39
	(528)	(657)
Derivatives – net of taxes	4	4
Pension/ OPEB funded status obligation (net of $263 million and $282 million taxes in 2010 and 2009, respectively) (Note 16)	(494)	(502)
	$(1,018)	$(1,155)

(a) Provisions to the allowance for doubtful accounts were $82 million, $90 million, and $72 million in 2010, 2009, and 2008, respectively. The remaining allowance activity in each period related primarily to write-offs of uncollectible amounts, net of recoveries and currency movements.

(b) Approximately 6% of total inventories were valued using the LIFO method at December 31, 2010 and 2009. If inventories had been valued at current costs, they would have been approximately $12 million and $16 million higher than reported at December 31, 2010 and 2009.

(c) Consists primarily of insurance contracts and other investments to be utilized for non-qualified pension and OPEB obligations (see Note 16).

(d) Financing receivables is not normal practice for the company. The balance in both periods relates primarily to government receivables in Brazil with payments greater than one year and other long term notes receivable from customers, the majority of which are fully reserved. Collectibility is reviewed regularly by customer and uncollectible amounts are written-off as appropriate. The balances at December 31, 2010 and 2009 are net of credit allowances of $77 million and $86 million, respectively.

(e) North America consists of currency translation adjustments in Mexico while South America relates primarily to Brazil and Argentina.

NOTE 8. PROPERTY, PLANT AND EQUIPMENT – NET

Significant classes of property, plant and equipment are as follows:

(Millions of dollars) **December 31,**	**2010**	**2009**
Machinery and equipment	$ 16,656	$15,583
Buildings	1,000	972
Construction in progress and other	1,696	1,567
Land and land improvements	322	316
	19,674	18,438
Less: accumulated depreciation	(10,142)	(9,448)
	$ 9,532	$ 8,990

Machinery and equipment includes production plants, tanks, cylinders, transportation equipment and other assets that have useful lives of 3 years to 30 years. Praxair's largest asset values relate to cryogenic air separation production plants with depreciable lives of principally 15 years. Buildings have useful lives of 25 years to 40 years and land improvements have useful lives of up to 20 years.

NOTE 9. GOODWILL

Changes in the carrying amount of goodwill for the years ended December 31, 2010 and 2009 were as follows:

(Millions of dollars)	**North America**	**South America**	**Europe**	**Asia**	**Surface Technologies**	**Total**
Balance, December 31, 2008	$1,272	$165	$357	$ 30	$ 85	$1,909
Acquisitions (Note 3)	4	—	—	—	60	64
Purchase adjustments & other	(3)	—	4	—	(5)	(4)
Foreign currency translation	24	67	7	1	2	101
Balance, December 31, 2009	$1,297	$232	$368	$ 31	$142	$2,070
Acquisitions (Note 3)	4	—	6	—	—	10
Purchase adjustments & other *	(12)	2	—	—	3	(7)
Foreign currency translation	14	12	(31)	2	(4)	(7)
Balance, December 31, 2010	$1,303	$246	$343	$ 33	$141	$2,066

* North America includes the impact of the U.S. homecare divestiture.

Impairment tests have been performed annually during the second quarter of each year since the initial adoption of the goodwill accounting standard in 2002, and no impairments were indicated. Also, there were no indicators of impairment through December 31, 2010.

NOTE 10. OTHER INTANGIBLE ASSETS

The following is a summary of Praxair's other intangible assets at December 31, 2010 and 2009:

(Millions of dollars) **For the year ended December 31, 2010**	**Customer & License/Use Agreements**	**Non-compete Agreements**	**Patents & Other**	**Total**
Cost:				
Balance, December 31, 2009	$163	$ 34	$ 24	$221
Additions (primarily acquisitions)	8	3	—	11
Foreign currency translation	(1)	—	—	(1)
Other *	(4)	(9)	—	(13)
Balance, December 31, 2010	166	28	24	218
Less: accumulated amortization:				
Balance, December 31, 2009	(52)	(21)	(6)	(79)
Amortization expense	(15)	(5)	(1)	(21)
Foreign currency translation	1	—	—	1
Other *	3	10	—	13
Balance, December 31, 2010	(63)	(16)	(7)	(86)
Net balance at December 31, 2010	$103	$ 12	$ 17	$132

(Millions of dollars) **For the year ended December 31, 2009**	**Customer & License/Use Agreements**	**Non-compete Agreements**	**Patents & Other**	**Total**
Cost:				
Balance, December 31, 2008	$141	$ 37	$ 10	$188
Additions (primarily acquisitions)	22	1	14	37
Foreign currency translation	2	1	—	3
Other *	(2)	(5)	—	(7)
Balance, December 31, 2009	163	34	24	221
Less: accumulated amortization:				
Balance, December 31, 2008	(40)	(21)	(6)	(67)
Amortization expense	(13)	(5)	—	(18)
Foreign currency translation	(1)	—	—	(1)
Other *	2	5	—	7
Balance, December 31, 2009	(52)	(21)	(6)	(79)
Net balance at December 31, 2009	$111	$ 13	$ 18	$142

* Other primarily relates to the write-off of fully amortized assets.

There are no expected residual values related to these intangible assets. Amortization expense for the years ended December 31, 2010, 2009 and 2008 was $21 million, $18 million and $23 million, respectively. The remaining weighted-average amortization period for intangible assets is approximately 13 years.

Total estimated annual amortization expense is as follows:

(Millions of dollars)	
2011	$ 19
2012	17
2013	15
2014	14
2015	14
Thereafter	53
	$132

NOTE 11. DEBT

The following is a summary of Praxair's outstanding debt at December 31, 2010 and 2009:

(Millions of dollars)	2010	2009
Short-term		
Commercial paper and U.S. bank borrowings	$ 207	$ 46
Other bank borrowings (primarily international)	163	181
Total short-term debt	370	227
Long-term		
U.S. borrowings		
Floating Rate Notes due 2010 (c, d)	—	500
6.375% Notes due 2012 (a, b)	505	509
1.75% Notes due 2012 (a, b, d)	411	399
3.95% Notes due 2013	350	350
2.125% Notes due 2013 (a, b, e)	516	—
4.375% Notes due 2014 (a, d)	299	299
5.25% Notes due 2014	400	400
4.625% Notes due 2015	500	500
3.25% Notes due 2015 (a, b, d)	421	401
5.375% Notes due 2016	400	400
5.20% Notes due 2017	325	325
4.50% Notes due 2019 (a, d)	597	597
Other	6	7
International bank borrowings	448	135
Obligations under capital lease	9	6
	5,187	4,828
Less: current portion of long-term debt	(32)	(71)
Total long-term debt	5,155	4,757
Total debt	$5,557	$5,055

(a) Amounts are net of unamortized discounts.

(b) December 31, 2010 and 2009 include a $55 million and $12 million fair value increase, respectively, related to fair value hedge accounting. See Note 12 for additional information.

(c) At December 31, 2009, $500 million floating rates due 2010 have been classified as long-term because of the company's intent to refinance this debt on long-term basis and the availability of such financing under the terms of existing agreements.

(d) During 2009, Praxair issued the following notes totaling $2,200 million: $500 million of floating rate notes due 2010 that bear interest at a rate of three-month LIBOR plus 0.09% (0.35% at December 31, 2009); $400 million of 1.75% notes due 2012; $300 million of 4.375% notes due 2014; $400 million of 3.25% notes due 2015; and, $600 million of 4.50% notes due 2019. The proceeds of all issuances were used to repay short-term debt and for general corporate purposes.

(e) On January 14, 2010, Praxair issued $500 million of 2.125% notes due 2013. The proceeds were used to repay long-term debt, to fund share repurchases under the share repurchase program and for general corporate purposes.

Credit Facilities

At December 31, 2010, the company has the following major credit facilities available for future borrowing:

Millions of dollars	Total Facility	Borrowings Outstanding	Available for Borrowing	Expires
Senior Unsecured	$1,000	$ 0	$1,000	December 2011
Multi-currency	$ 600	$368	$ 232	November 2012
	$1,600	$368	$1,232	

The company has a $1-billion senior unsecured credit facility with a syndicate of banks that expires in December 2011. No borrowings were outstanding under this credit agreement at December 31, 2010 or 2009. Associated fees were not significant in each of the past three years. The company is currently in the process of securing a new credit facility to replace the $1,000 million Senior Unsecured credit facility that is set to expire in December 2011.

The company has a $400-million revolving multi-currency credit facility in Europe and a $200-million revolving credit facility in Canada with a syndicate of international banks that expire in November 2012. At December 31, 2010, $368 million was outstanding against the facility in Europe and there was no balance outstanding against the facility in Canada. At December 31, 2009, there was no balance outstanding against these facilities. The company has the ability to draw against each facility in one of four currencies in amounts not to exceed the then U.S. dollar equivalent of $400 million and $200 million, respectively.

Each of the outstanding credit facilities are with major financial institutions and are non-cancellable until maturity.

Covenants

Praxair's major bank credit and long-term debt agreements contain various covenants which may, among other things, restrict the ability of Praxair to merge with another entity, incur or guarantee debt, sell or transfer certain assets, create liens against assets, enter into sale and leaseback agreements, or pay dividends and make other distributions beyond certain limits. These agreements also require Praxair to not exceed a maximum 65% leverage ratio defined in the agreements as the ratio of consolidated total debt to the sum of consolidated total debt plus consolidated shareholders' equity of the company. For purposes of the leverage ratio calculation, consolidated shareholders' equity excludes changes in the cumulative foreign currency translation adjustments after September 30, 2004. At December 31, 2010, the actual leverage ratio was 52% and the company is in compliance with all debt covenants. Also, there are no material adverse change clauses or other subjective conditions that would restrict the company's ability to borrow under the agreements.

Other Debt Information

As of December 31, 2010 and 2009, the weighted-average interest rate of short-term borrowings outstanding was 1.5% and 3.2%, respectively.

Expected maturities on long-term debt are as follows:

(Millions of dollars)	
2011	$ 32
2012	1,302
2013	899
2014	701
2015	923
Thereafter	1,330
	$5,187

At December 31, 2010, $93 million of Praxair's assets (principally international fixed assets) were pledged as collateral for $15 million of long-term debt, including the current portion of long-term debt.

See Note 13 for the fair value information related to debt.

NOTE 12. FINANCIAL INSTRUMENTS

In its normal operations, Praxair is exposed to market risks relating to fluctuations in interest rates, foreign currency exchange rates, energy costs and to a lesser extent precious metal prices. The objective of financial risk management at Praxair is to minimize the negative impact of such fluctuations on the company's earnings and cash flows. To manage these risks, among other strategies, Praxair routinely enters into various derivative financial instruments ("derivatives") including interest-rate swap and treasury rate lock agreements, currency-swap agreements, forward contracts, currency options, and commodity-swap agreements. These instruments are not entered into for trading purposes and Praxair only uses commonly traded and non-leveraged instruments.

There are two types of derivatives that the company enters into: (i) those relating to fair-value exposures, and (ii) those relating to cash-flow exposures. Fair-value exposures relate to recognized assets or liabilities, and firm commitments; while cash-flow exposures relate to the variability of future cash flows associated with recognized assets or liabilities, or forecasted transactions.

When a derivative is executed and hedge accounting is appropriate, it is designated as either a fair-value hedge or a cash-flow hedge. Currently, Praxair designates all interest-rate, treasury rate lock and commodity-swap agreements as hedges for accounting purposes; however, currency contracts are generally not designated as hedges for accounting purposes unless they are related to forecasted transactions. Whether designated as hedges for accounting purposes or not, all derivatives are linked to an appropriate underlying exposure. On an ongoing basis, the company assesses the hedge effectiveness of all derivatives designated as hedges for accounting purposes to determine if they continue to be highly effective in offsetting changes in fair values or cash flows of the underlying hedged items. If it is determined that the hedge is not highly effective, then hedge accounting will be discontinued prospectively.

Counterparties to Praxair's derivatives are major banking institutions with credit ratings of investment grade or better and no collateral is required, and there are no significant risk concentrations. Management believes the risk of incurring losses on derivative contracts related to credit risk is remote and any losses would be immaterial.

The following table is a summary of the notional amount and fair value of derivatives outstanding at December 31, 2010 and 2009 for consolidated subsidiaries:

(Millions of dollars)			Fair Value			
	Notional Amounts		Assets		Liabilities	
December 31,	**2010**	**2009**	**2010**	**2009**	**2010**	**2009**
Derivatives Not Designated as Hedging Instruments:						
Currency contracts:						
Balance sheet items (a)	$1,011	$1,161	$ 2	$ 9	$ 2	$ 2
Anticipated net income (b)	137	128	10	8	—	—
Total	$1,148	$1,289	$ 12	$ 17	$ 2	$ 2
Derivatives Designated as Hedging Instruments:						
Currency contracts:						
Forecasted purchases (a)	$ —	$ 2	$—	$—	$—	$—
Interest rate contracts:						
Interest rate swaps (b)	900	400	39	2	—	—
Total	$ 900	$ 402	$ 39	$ 2	$—	$—
Total Derivatives	$2,048	$1,691	$ 51	$ 19	$ 2	$ 2

(a) Assets are recorded in prepaid and other current assets, and liabilities are recorded in other current liabilities.

(b) Assets are recorded in other long term assets.

Currency Contracts

Balance Sheet Items

Foreign currency contracts related to balance sheet items consist of forward contracts entered into to manage the exposure to fluctuations in foreign-currency exchange rates on recorded balance sheet assets and liabilities denominated in currencies other than the functional currency of the related operating unit. The fair value adjustments on these contracts are offset by the fair value adjustments recorded on the hedged assets and liabilities.

Anticipated Net Income

The anticipated net income hedge contracts at December 31, 2010 and 2009 consist of foreign currency options related to anticipated net income in Brazil, Europe and Canada. Over the term of the contracts, the fair value adjustments from net-income hedging contracts are largely offset by the impacts on reported net income resulting from the currency translation process. The accounting rules pertaining to derivatives and hedging do not allow hedges of anticipated net income to be designated as hedging instruments.

Forecasted Purchases

Foreign currency contracts related to forecasted purchases consist of forward contracts entered into to manage the exposure to fluctuations in foreign-currency exchange rates on forecasted purchases of capital-related equipment and services denominated in currencies other than the functional currency of the related operating units. These forward contracts were designated and accounted for as cash flow hedges. The net gains/losses recorded in accumulated other comprehensive income (AOCI) was less than $1 million in 2010 and 2009.

Interest Rate Contracts

Interest Rate Swaps

At December 31, 2010, Praxair had the following interest-rate swap agreements outstanding that effectively convert fixed-rate interest to variable-rate interest:

- January 14, 2010 agreement related to the $500 million 2.125% fixed-rate notes that mature in 2013,
- September 2009 agreement related to the $400 million 3.25% fixed-rate notes that mature in 2015.

These interest rate swap agreements were designated as fair value hedges with the resulting fair value adjustments recognized in earnings along with an equally offsetting charge/benefit to earnings for the changes in the fair value of the underlying debt instruments. At December 31, 2010, $39 million was recognized as an increase in the fair value of these notes ($16 million and $23 million, respectively).

In October 2010, Praxair terminated the interest-rate swap agreements, which were originally entered into on January 4, 2010, on the $400 million 1.75% notes that mature in 2012 and received a $16 million cash payment, including interest receivable of $3 million. The previously recorded debt increase of $13 million will be recognized in earnings as a reduction to interest expense over the remaining term of the underlying debt, or about two years. During 2010, $2 million was recognized as a reduction to interest expense and $11 million remains unrecognized at December 31, 2010 and is shown as an increase to long-term debt. The cash received relating to the $13 million debt increase is shown in the Noncontrolling interest transactions and other in the financing section in the 2010 consolidated statement of cash flows.

During 2002, Praxair entered into and terminated $500 million notional amount of interest-rate swap agreements that effectively converted fixed-rate interest to variable-rate interest on the $500 million 6.375% notes that mature in April 2012 and received a $47 million cash payment. The previously recorded debt increase of $47 million is being recognized in earnings as a reduction to interest expense over the remaining term of the underlying debt, or about ten years. During 2010 and 2009, $5 million was recognized as a reduction to interest expense in each year and $5 million remains unrecognized at December 31, 2010 ($10 million at December 31, 2009) and is shown as an increase to long-term debt.

Treasury Rate Locks

In December 2008, Praxair entered into treasury rate lock contracts totaling $500 million notional amount to hedge the cash flow exposure attributable to the changes in the treasury rate portion of the interest rate on a forecasted debt issuance. The treasury rate locks were designated as and accounted for as cash flow hedges. In January 2009, the company settled the treasury rate locks and received a cash payment of $16 million ($10 million net of taxes) which was recorded as a gain in AOCI. On August 13, 2009, Praxair issued $600 million of 4.50% notes due August 2019, which represents the forecasted debt issuance that was originally hedged in December 2008. The gain in AOCI will be reclassified to earnings as a decrease to interest expense over the remaining term of these notes.

In February 2008, Praxair entered into a treasury rate lock to hedge the cash flow exposure attributable to the $500 million of 4.625% notes issued on March 7, 2008. The treasury rate lock was accounted for as a cash flow hedge with the resulting fair value adjustments recorded in AOCI. The treasury rate lock was settled at a loss of $7 million ($4 million net of taxes) which was recorded in AOCI and is currently being reclassified to earnings as an increase to interest expense over the remaining term of these notes.

The following table summarizes the impacts of the Company's derivatives on the consolidated statements of income and AOCI for 2010 and 2009:

(Millions of dollars) **December 31,**	**Amount of Pre-Tax Gain (Loss) Recognized in Earnings (a)**	
	2010	**2009**
Derivatives Not Designated as Hedging Instruments		
Currency contracts:		
Balance sheet items:		
Debt-related	$(10)	$ 21
Other balance sheet items	5	6
Anticipated net income	(4)	(17)
Total	$ (9)	$ 10

(Millions of dollars) **December 31,**	**Amount of Pre-Tax Gain (Loss) Recognized in AOCI (b)**	
	2010	**2009**
Derivatives Designated as Hedging Instruments		
Interest rate contracts:		
Treasury rate locks	$—	$10
Total	$—	$10

(a) The gains (losses) on balance sheet items are offset by gains (losses) recorded on the underlying hedged assets and liabilities. The gains (losses) for the derivatives and the underlying hedged assets and liabilities related to debt items are recorded in the consolidated statements of income as interest expense-net. Other balance sheet items and anticipated net income gains (losses) are recorded in the consolidated statements of income as other income (expenses)-net.

(b) The gains (losses) for interest rate contracts are reclassified to earnings as interest expense-net. The amount of gains (losses) reclassified to earnings for 2010 and 2009 was $1 million and less than $1 million, respectively. Net gains (losses) of $1 million are expected to be reclassified to earnings over the next twelve months. There was no ineffectiveness.

NOTE 13. FAIR VALUE DISCLOSURES

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities
Level 2 – quoted prices for similar assets and liabilities in active markets or inputs that are observable
Level 3 – inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table summarizes assets and liabilities measured at fair value on a recurring basis at December 31, 2010 and 2009:

	Fair Value Measurements Using					
	Level 1		Level 2		Level 3	
(Millions of dollars)	2010	2009	2010	2009	2010	2009
Assets						
Derivative assets	—	—	$ 51	$ 19	—	—
Investments	$ 2	$ 3	—	—	—	—
Total	$ 2	$ 3	$ 51	$ 19	—	—
Liabilities						
Derivative liabilities	—	—	$ 2	$ 2	—	—

The fair values of the derivative assets and liabilities are based on market prices obtained from independent brokers or determined using quantitative models that use as their basis readily observable market parameters that are actively quoted and can be validated through external sources, including third-party pricing services, brokers and market transactions. Investments are marketable securities traded on an exchange.

The fair value of cash and cash equivalents, short-term debt, accounts receivables-net, and accounts payable approximate carrying value because of the short-term maturities of these instruments. The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues. At December 31, 2010, the estimated fair value of Praxair's long-term debt portfolio was $5,498 million versus a carrying value of $5,187 million. At December 31, 2009, the estimated fair value of Praxair's long-term debt portfolio was $5,066 million versus a carrying value of $4,828 million. These differences are attributable to interest-rate changes subsequent to when the debt was issued.

Assets Measured at Fair Value on a Non-Recurring Basis

Certain assets are valued at fair value on a non-recurring basis.

During the fourth quarter 2010, Praxair decided to sell the U.S. homecare portion of its North American healthcare business. Accordingly, the net assets of the business were written-down to fair value representing the Company's best estimate of the cash proceeds that will be realized upon eventual sale or other disposition of the net assets of the business. This resulted in a pre-tax charge to earnings of $58 million (see Note 2). The estimated fair value is not significant to the Company's consolidated financial position.

As part of a third quarter 2009 business restructuring in Brazil, Praxair decided to close and sell a plant that manufactured cylinders used to convert vehicles to natural gas powered vehicles. The plant had a carrying value of $17 million and was written-down to an estimated fair value of $3 million, resulting in a pre-tax charge to earnings of $14 million which was included in the company's "Brazil Tax Amnesty Program and Other Charges" (see Note 2).

The above fair value measurements were based on internal assessments of the best information available about the local real estate and business market conditions that would be indicative of what the assets could be sold for and are considered to be Level 3 measurements.

NOTE 14. PRAXAIR, INC. SHAREHOLDERS' EQUITY

At December 31, 2010 and 2009, there were 800,000,000 shares of common stock authorized (par value $0.01 per share) of which 382,623,071 shares were issued and 303,996,570 were outstanding at December 31, 2010 (379,415,678 shares were issued and 306,477,604 were outstanding at December 31, 2009).

At December 31, 2010 and 2009, there were 25,000,000 shares of preferred stock (par value $0.01 per share) authorized, of which no shares were issued and outstanding. Praxair's board of directors may from time to time authorize the issuance of one or more series of preferred stock and, in connection with the creation of such series, determine the characteristics of each such series including, without limitation, the preference and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions of the series.

During 2010 and 2009, Praxair increased its ownership in an Italian and U.S. packaged gas subsidiary, respectively. The difference between the purchase price and the related noncontrolling interests of $1 million and $3 million, respectively, was recorded as a decrease in Praxair's additional paid-in capital.

NOTE 15. SHARE-BASED COMPENSATION

Share-based compensation expense totaling $47 million, $39 million, and $45 million was recognized in 2010, 2009 and 2008, respectively. The related income tax benefit recognized was $14 million, $12 million and $13 million in 2010, 2009 and 2008, respectively. The share-based compensation expense was primarily recorded in selling, general and administrative expenses and no share-based compensation expense was capitalized.

Beginning in 2009, the company changed the composition of its long-term incentives awarded to employees. The company increased the amount of restricted and performance-based stock and decreased the amount of stock options granted to employees.

Summary of Plans

Effective April 28, 2009, the board of directors and shareholders of the company adopted the 2009 Praxair, Inc. Long-Term Incentive Plan (the 2009 Plan), which replaced the 2002 Praxair, Inc. Long-Term Incentive Plan (the 2002 Plan). Equity awards will no longer be granted under the 2002 Plan. The 2009 Plan provides for similar equity awards and limitations as the 2002 Plan. The 2009 Plan provides for the granting of stock options and stock appreciation rights, restricted stock and restricted stock units, performance-based stock units and other equity awards. Under the 2009 Plan, the initial aggregate number of shares available for option and other equity grants is 12,000,000 shares, of which up to 4,000,000 shares may be granted as either restricted stock, restricted stock units or performance-based stock units. The 2009 Plan also provides calendar year per-participant limits on grants of stock options and stock appreciation rights, restricted stock and restricted stock units, and performance-based stock units. As of December 31, 2010, 10,151,925 shares remained available for equity grants under this Plan. Both officer and non-officer employees are eligible for awards under the 2009 Plan.

In 2005, the board of directors and shareholders of the company adopted the 2005 Equity Compensation Plan for Non-Employee Directors of Praxair, Inc. (the 2005 Plan) which replaced the 1995 Stock Option Plan for Non-Employee Directors. Under the 2005 Plan, the aggregate number of shares available for option and other equity grants is limited to a total of 500,000 shares. As of December 31, 2010, 290,359 shares remained available for equity grants under the 2005 Plan. All non-employee directors of the company are eligible for grants under the 2005 Plan.

Exercise prices for options granted under the 2009 and 2005 Plans may not be less than the closing market price of the company's common stock on the date of grant and granted options may not be repriced or exchanged without shareholder approval. Options granted under the 2009 and 2005 Plans may become partially exercisable after a minimum of one year after the date of grant but may not become fully exercisable until at least three years have elapsed from the date of grant, and have a maximum duration of ten years. Options granted under predecessor plans had similar terms.

The company has the ability to repurchase shares on the open market to satisfy share option exercises and issues shares from treasury stock upon the exercise of certain stock options.

Stock Option Fair Value

The company utilizes the Black-Scholes Options-Pricing Model to determine the fair value of stock options consistent with that used for pro forma disclosures in prior years. Management is required to make certain assumptions with respect to selected model inputs, including anticipated changes in the underlying stock price (i.e., expected volatility) and option exercise activity (i.e., expected life). Expected volatility is based on the historical volatility of the company's stock over the most recent period commensurate with the estimated expected life of the company's stock options and other factors. The expected life of options granted, which represents the period of time that the options are expected to be outstanding, is based primarily on historical exercise experience. The expected dividend yield is based on the company's most recent history and expectation of dividend payouts. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for a period commensurate with the estimated expected life. If factors change and result in different assumptions in future periods, the stock option expense that the company records for future grants may differ significantly from what the company has recorded in the current period.

The weighted-average fair value of options granted during 2010 was $12.57 ($8.08 in 2009 and $11.54 in 2008) based on the Black-Scholes Options-Pricing model. The following weighted-average assumptions were used for grants in 2010, 2009 and 2008:

Year Ended December 31,	2010	2009	2008
Dividend yield	2.4%	2.6%	1.8%
Volatility	20.8%	18.7%	13.9%
Risk-free interest rate	2.5%	1.9%	3.0%
Expected term years	5	5	5

The following table summarizes option activity under the plans for 2010 (averages are calculated on a weighted basis; life in years; intrinsic value expressed in millions):

Activity	Number of Options (000's)	Average Exercise Price	Average Remaining Life	Aggregate Intrinsic Value
Outstanding at January 1, 2010	18,683	$53.80		
Granted	1,409	76.27		
Exercised	(4,016)	41.72		
Cancelled or expired	(181)	68.14		
Outstanding at December 31, 2010	15,895	$58.68	5.8	$585
Exercisable at December 31, 2010	11,912	$53.76	5.0	$497

The aggregate intrinsic value represents the difference between the company's closing stock price of $95.47 as of December 31, 2010 and the exercise price multiplied by the number of options outstanding as of that date. The total intrinsic value of stock options exercised during 2010 was $182 million ($99 million and $210 million for 2009 and 2008, respectively).

Cash received from option exercises under all share-based payment arrangements for 2010 was $168 million. The cash tax benefit realized from stock option exercises totaled $56 million for 2010, of which $51 million in excess tax benefits was classified as financing cash flows.

As of December 31, 2010, $18 million of unrecognized compensation cost related to non-vested stock options is expected to be recognized over a weighted-average period of approximately 1.4 years.

Performance-Based and Restricted Stock Awards

In 2010, the company granted performance-based stock awards under the 2009 Plans to senior level executives with a target payout of 296,535 shares that vest principally based on the third anniversary of their date of grant. The actual number of shares issued in settlement of a vested award can range from zero to 150 percent of the target number of shares granted based upon the company's attainment of specified performance targets at the end of a three-year period. Compensation expense related to these awards is recognized over the three-year performance period based on the fair value of the closing market price of the company's common stock on the date of the grant and the estimated performance that will be achieved. Compensation expense will be adjusted during the three-year performance period based upon the estimated performance levels that will be achieved.

There were 216,795 restricted stock units granted to employees during 2010. In addition, the company had previously granted restricted stock to certain key employees that vest after a designated service period ranging from two to ten years. The restricted stock earns quarterly dividends that also vest after the designated service period and are payable in additional shares. Compensation expense related to the restricted stock units and restricted stock is recognized on a straight-line basis over the vesting period.

The weighted-average fair value of performance-based stock units granted during 2010 was $70.99 ($56.46 in 2009 and $83.89 in 2008). The weighted-average fair value of restricted stock units granted during 2010 was $72.24 ($56.75 in 2009 and none granted in 2008). This is based on the closing market price of the company's common stock on the grant date adjusted for dividends that will not be paid during the vesting period.

The following table summarizes non-vested performance-based and restricted stock award activity as of December 31, 2010 and changes during the period then ended (shares based on target amounts, averages are calculated on a weighted basis):

	Performance-Based		Restricted Stock	
Performance-Based and Restricted Stock Activity	**Number of Shares (000's)**	**Average Grant Date Fair Value**	**Number of Shares (000's)**	**Average Grant Date Fair Value**
Non-vested at January 1, 2010	449	$59.57	97	$49.97
Granted	297	70.99	217	72.24
Vested	(40)	83.42	(2)	66.94
Cancelled	(32)	68.06	(12)	70.25
Non-vested at December 31, 2010	674	$62.80	300	$65.14

As of December 31, 2010, based on current estimates of future performance, $28 million of unrecognized compensation cost related to performance-based awards is expected to be recognized through the first quarter of 2013 and $12 million of unrecognized compensation cost related to the restricted stock awards is expected to be recognized on a straight-line basis through the first quarter of 2017.

NOTE 16. RETIREMENT PROGRAMS

Defined Benefit Pension Plans

Praxair has two main U.S. retirement programs which are non-contributory defined benefit plans: the Praxair Pension Plan and the CBI Pension Plan. The latter program benefits primarily former employees of CBI Industries, Inc. which Praxair acquired in 1996. Effective July 1, 2002, the Praxair Pension Plan was amended to give participating employees a one-time choice to remain covered by the old formula or to elect coverage under a new formula. The old formula is based predominantly on years of service, age and compensation levels prior to retirement, while the new formula provides for an annual contribution to an individual account which grows with interest each year at a predetermined rate. Also, this new formula applies to all new employees hired after April 30, 2002 into businesses adopting this plan. The U.S. and international pension plan assets are comprised of a diversified mix of investments, including domestic and international corporate equities, government securities and corporate debt securities. Praxair has several plans that provide supplementary retirement benefits primarily to higher level employees that are unfunded and are nonqualified for federal tax purposes. Pension coverage for employees of certain of Praxair's international subsidiaries generally is provided by those companies through separate plans. Obligations under such plans are primarily provided for through diversified investment portfolios, with some smaller plans provided for under insurance policies or by book reserves.

In the United States, Praxair participates in nine multi-employer defined benefit pension plans (MEP) pursuant to the terms of collective bargaining agreements covering approximately 200 union-represented employees. In connection with such agreements, the Company is required to make periodic contributions to the MEPs in accordance with the terms of the respective collective bargaining agreements. Praxair's contributions to these plans were $1 million in 2010, 2009 and 2008 (the cost is not included in the tables that follow). If Praxair determined it was probable that it would withdraw from a MEP, the Company would record a liability for its portion of the MEP's unfunded pension obligations, as calculated at that time. Historically, such withdrawal payments have not been significant.

Defined Contribution Plans

Praxair's U.S. packaged gases business has a defined contribution plan. Company contributions to this plan are calculated as a percentage of salary based on age plus service. Praxair's U.S. healthcare business sponsors a defined contribution plan which provides for a matching contribution as well as a company contribution that is not dependent on employee contributions. In both plans, U.S. employees may contribute up to 40% of their compensation, subject to the maximum allowable by IRS regulations. Certain international subsidiaries of the company also sponsor defined contribution plans where contributions are determined under various formulas. The cost for these defined contribution plans was $17 million in 2010, $15 million in 2009, and $16 million in 2008 (the cost is not included in the tables that follow).

U.S. employees other than those in the packaged gases and healthcare businesses are eligible to participate in the Praxair defined contribution savings plan. Employees may contribute up to 40% of their compensation, subject to the maximum allowable by IRS regulations. Company contributions to this plan are calculated on a graduated scale based on employee contributions to the plan. The cost for this plan was $15 million in 2010, 2009 and 2008 (the cost is not included in the tables that follow).

Each of these three U.S. defined contribution plans includes a non-leveraged employee stock ownership plan (ESOP) which covers all employees participating in these plans. The collective number of shares of Praxair common stock in the three ESOPs totaled 4,093,189 at December 31, 2010.

Postretirement Benefits Other Than Pensions (OPEB)

Praxair provides health care and life insurance benefits to certain eligible retired employees. These benefits are provided through various insurance companies and healthcare providers. Praxair is also obligated to make payments for a portion of postretirement benefits related to retirees of Praxair's former parent. Additionally, as part of the CBI acquisition in 1996, Praxair assumed responsibility for healthcare and life insurance benefit obligations for CBI's retired employees. All postretirement healthcare programs have cost caps that limit the company's exposure to future cost increases. In addition, as part of the retirement elections made for July 1, 2002, eligible employees were given the choice of maintaining coverage in the current retiree medical design (as may be amended from time to time), or to move to a design whereby coverage would be provided, but with no Praxair subsidy whatsoever. Also, all new employees hired after April 30, 2002 into a business adopting these plans will not receive a company subsidy. Praxair does not currently fund its postretirement benefits obligations. Praxair's retiree plans may be changed or terminated by Praxair at any time for any reason with no liability to current or future retirees.

Praxair uses a measurement date of December 31 for its pension and other post-retirement benefit plans.

Pension and Postretirement Benefit Costs

The components of net pension and postretirement benefits other than pensions (OPEB) costs for 2010, 2009 and 2008 are shown below:

(Millions of dollars) **Year Ended December 31,**	**Pensions**			**OPEB**		
	2010	**2009**	**2008**	**2010**	**2009**	**2008**
Service cost	$ 41	$ 39	$ 41	$ 6	$ 6	$ 6
Interest cost	122	120	107	16	16	15
Expected return on plan assets	(142)	(137)	(127)	—	—	—
Net amortization and deferral	33	17	16	(2)	(2)	(2)
Net periodic benefit cost before pension settlement charge	$ 54	$ 39	$ 37	$ 20	$ 20	$ 19
Pension settlement charge	3	4	17	—	—	—
Net periodic benefit cost	$ 57	$ 43	$ 54	$ 20	$ 20	$ 19

Funded Status

The changes in benefit obligation and plan assets for Praxair's pension and OPEB programs, including reconciliation of the funded status of the plans to amounts recorded in the consolidated balance sheet, as of December 31, 2010 and 2009 are shown below:

(Millions of dollars)	Pensions					
	2010		2009		OPEB	
Year Ended December 31,	**U.S.**	**INTL**	**U.S.**	**INTL**	**2010**	**2009**
Change in Benefit Obligation (PBO)						
Benefit obligation January 1	$1,385	$ 560	$1,253	$ 431	$ 263	$ 229
Service cost	28	13	26	13	6	6
Interest cost	80	42	79	41	16	16
Participant contributions	—	—	—	—	8	8
Plan amendment	—	—	—	—	(26)	—
Actuarial loss (gain)	82	16	97	61	(18)	25
Benefits paid	(74)	(44)	(71)	(47)	(27)	(29)
Acquisition/ divestiture	—	—	1	—	—	—
Foreign currency translation	—	10	—	61	3	8
Benefit obligation, December 31	$1,501	$ 597	$1,385	$ 560	$ 225	$ 263
Accumulated benefit obligation (ABO)	$1,428	$ 565	$1,310	$ 524		
Change in Plan Assets						
Fair value of plan assets, January 1	$ 958	$ 465	$ 734	$ 378	$ —	$ —
Actual return on plan assets	145	45	170	49	—	—
Company contributions	107	17	113	15	—	—
Benefits paid from plan assets	(63)	(36)	(59)	(39)	—	—
Foreign currency translation	—	13	—	62	—	—
Fair value of plan assets, December 31	$1,147	$ 504	$ 958	$ 465	$ —	$ —
Funded Status, End of Year	$ (354)	$ (93)	$ (427)	$ (95)	$(225)	$(263)
Recorded in the Balance Sheet						
Other long-term assets	$ —	$ 49	$ —	$ 59	$ —	$ —
Other current liabilities	(9)	(5)	(6)	(6)	(19)	(20)
Other long-term liabilities	(345)	(137)	(421)	(148)	(206)	(243)
Net amount recognized, December 31	$ (354)	$ (93)	$ (427)	$ (95)	$(225)	$(263)
Amounts recognized in accumulated other comprehensive income (loss) consist of:						
Net actuarial loss (gain)	$ 624	$ 128	$ 616	$ 119	$ (8)	$ 10
Prior service cost (credit)	(2)	34	(2)	35	(19)	6
Deferred tax benefit	(237)	(37)	(234)	(35)	11	(13)
Amount recognized in accumulated other comprehensive income (loss) (Note 7)	$ 385	$ 125	$ 380	$ 119	$ (16)	$ 3

The changes in plan assets and benefit obligations recognized in other comprehensive income in 2010 and 2009 are as follows:

	Pensions		OPEB	
(Millions of dollars)	2010	2009	2010	2009
Current year net actuarial loss (gain) *	$ 48	$ 68	$ (19)	$ 25
Amortization of net actuarial loss	(31)	(15)	—	—
Plan amendment	—	—	(26)	—
Amortization of prior service costs	(2)	(2)	2	2
Foreign currency translation and other	1	11	—	(1)
Total recognized in other comprehensive income	$ 16	$ 62	$ (43)	$ 26

* The pension net actuarial loss in 2010 and 2009 relates primarily to lower discount rates. The OPEB net actuarial gain in 2010 relates to a plan change in the United States partially offset by lower discount rates, and the 2009 net actuarial loss relates to lower discount rates.

The amounts in accumulated other comprehensive income (loss) that are expected to be recognized as components of net periodic benefit cost during 2011 are as follows:

(Millions of dollars)	Pension	OPEB
Net actuarial loss (gain)	$40	$—
Prior service cost (credit)	2	(6)
	$42	$ (6)

The following table provides information for pension plans where the accumulated benefit obligation exceeds the fair value of the plan assets:

	Pensions			
	2010		2009	
(Millions of dollars) **Year Ended December 31,**	U.S.	INTL	U.S.	INTL
Obligation in Excess of Plan Assets				
Projected benefit obligation (PBO)	$1,501	$380	$1,385	$385
Accumulated benefit obligation (ABO)	$1,428	$370	$1,310	$368
Fair value of plan assets	$1,147	$243	$ 958	$232

Assumptions

The assumptions used to determine the benefit obligations are as of the respective balance sheet date and the assumptions used to determine the net benefit cost are at the previous year-end, as shown below:

	Pensions					
	U.S.		INTL		OPEB	
	2010	2009	2010	2009	2010	2009
Weighted average assumptions used to determine benefit obligations at December 31,						
Discount rate	5.40%	5.90%	7.40%	7.70%	6.40%	6.60%
Rate of increase in compensation levels	3.25%	3.50%	3.90%	3.90%	N/A	N/A
Weighted average assumptions used to determine net periodic benefit cost for years ended December 31,						
Discount rate	5.90%	6.50%	7.70%	8.20%	6.60%	6.95%
Rate of increase in compensation levels	3.50%	3.25%	3.90%	4.00%	N/A	N/A
Expected long-term rate of return on plan assets *	8.25%	8.25%	8.60%	9.10%	N/A	N/A

* For 2011, the expected long-term rate of return on plan assets will be 8.25% for the U.S. plans. Expected weighted average returns for international plans will vary. These rates are determined annually by management based on a weighted average of current and historical market trends, historical and expected portfolio performance and the current and expected portfolio mix of investments.

Assumed healthcare cost trend rates	OPEB	
	2010	**2009**
Healthcare cost trend assumed	7.50%	8.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2016	2016

These healthcare-cost trend rate assumptions have an impact on the amounts reported. However, cost caps limit the impact on the net OPEB benefit cost in the U.S. To illustrate the effect, a one-percentage point change in assumed healthcare cost trend rates would have the following effects:

(Millions of dollars)	**One-Percentage Point**	
	Increase	**Decrease**
Effect on the total of service and interest cost components of net OPEB benefit cost	$1	$(1)
Effect on OPEB benefit obligation	$6	$(4)

Pension Plan Assets

The investments of the U.S. pension plan are managed to meet the future expected benefit liabilities of the plan over the long term by investing in diversified portfolios consistent with prudent diversification and historical and expected capital market returns. When Praxair became an independent, publicly traded company in 1992, its former parent retained all liabilities for its term-vested and retired employees. Praxair's plan received assets and retained pension liabilities for its own active employee base. Therefore, the liabilities under the Praxair U.S. pension plan mature at a later date compared to pension funds of other similar companies. Investment strategies are reviewed by the Finance and Pension Committee of the company's Board of Directors and investment performance is tracked against appropriate benchmarks. There are no concentrations of risk as it relates to the assets within the plans.

The international pension plans are managed individually based on diversified investment portfolios, with different target asset allocations that vary for each plan.

Praxair's U.S. and international pension plans' weighted-average asset allocations at December 31, 2010 and 2009, and the target asset allocation range for 2010, by major asset category are as follows:

Asset Category	**U.S.**			**INTL**		
	Target	**2010**	**2009**	**Target**	**2010**	**2009**
Equity securities	60%-80%	65%	66%	30%-50%	37%	39%
Fixed income securities	20%-40%	35%	34%	40%-60%	56%	53%
Other	—	—	—	0%-10%	7%	8%

The following table summarizes pension assets measured at fair value by asset category at December 31, 2010 (see Note 13 for definition of the levels):

(Millions of dollars)	Fair Value Measurements Using			
	Level 1	**Level 2**	**Level 3 ***	**Total**
Cash and cash equivalents	$ 6	$—	$—	$ 6
Equity securities:				
U.S. equities	385	—	—	385
International equities	73	—	—	73
Mutual funds	302	—	—	302
Pooled funds	—	172	—	172
Fixed income securities:				
U.S. government bonds	31	—	—	31
International government bonds	169	—	—	169
Mutual funds	214	—	—	214
Corporate bonds	—	151	—	151
Pooled funds	—	111	—	111
Other:				
Insurance contracts	—	—	33	33
Private equity	—	—	4	4
Fair value of plan assets, December 31, 2010	$1,180	$434	$ 37	$1,651

* The following table summarizes changes in fair value of the pension plan assets classified as level 3 for the period ended December 31, 2010:

(Millions of dollars)	**Private Equity**	**Insurance Contracts**	**Total**
Balance, beginning of year	$ 3	$37	$40
Gains or losses for the period	1	1	2
Net settlements	—	(5)	(5)
Balance, end of year	$ 4	$33	$37

The descriptions and fair value methodologies for the U.S. and International pension plan assets are as follows:

Cash and Cash Equivalents – This category includes cash and short-term interest bearing investments with maturities of three months or less. Investments are valued at cost plus accrued interest. Cash and cash equivalents are classified within level 1 of the valuation hierarchy.

Equity Securities – This category is comprised of shares of common stock in U.S. and international companies from a diverse set of industries and size. Common stock is valued at the closing market price reported on a U.S. or international exchange where the security is actively traded. Equity securities are classified within level 1 of the valuation hierarchy.

Mutual Funds and Pooled Funds – This category consists of publicly and privately managed funds that invest primarily in marketable equity and fixed income securities. The fair value of these investments is determined by reference to the net asset value of the underlying securities of the fund. Shares of publicly traded mutual funds are valued at the net asset value quoted on the exchange where the fund is traded and are classified as level 1 within the valuation hierarchy. Units of pooled funds are valued at the per unit net asset value determined by the fund manager and are classified as level 2 within the valuation hierarchy.

U.S. and International Government Bonds – This category includes U.S. treasuries, U.S. federal agency obligations and international government debt. The majority of these investments are valued at the closing market prices reported on the exchange where the security is traded and are classified as level 1 within the valuation hierarchy. If quoted market prices are not available for a specific government security, the fair value is determined using quoted prices of similar securities in active markets and is classified as level 2 within the valuation hierarchy.

Corporate Bonds – This category is comprised of corporate bonds of U.S. and international companies from a diverse set of industries and size. The fair values for U.S. and international corporate bonds are determined using quoted prices of similar securities in active markets and observable data or broker or dealer quotations. The fair values for these investments are classified as level 2 within the valuation hierarchy.

Private Equity and Insurance Contracts – The fair value of private equity investments is determined based on a discounted cash flow model and is classified within level 3 of the valuation hierarchy. The fair value of insurance contracts is determined based on the cash surrender value of the insurance contract, which is determined based on such factors as the fair value of the underlying assets and discounted cash flow. These contracts are with highly rated insurance companies. Insurance contracts are classified within level 3 of the valuation hierarchy.

Contributions

Pension contributions were $124 million in 2010, $128 million in 2009 and $20 million in 2008. Estimates of 2011 contributions are in the range $70 million to $120 million.

Estimated Future Benefit Payments

The following table presents estimated future benefit payments, net of participant contributions:

(Millions of dollars)	**Pensions**		
Year Ended December 31,	**U.S.**	**INTL**	**OPEB**
2011	79	34	19
2012	83	34	19
2013	87	36	19
2014	93	36	19
2015	96	37	19
2016 – 2020	543	200	89

The impact to Praxair's retirement plans in the U.S. related to the Patient Protection and Affordable Care Act signed into law on March 23, 2010 was insignificant.

NOTE 17. COMMITMENTS AND CONTINGENCIES

The company accrues non income-tax liabilities for contingencies when management believes that a loss is probable and the amounts can be reasonably estimated, while contingent gains are recognized only when realized. In the event any losses are sustained in excess of accruals, they will be charged against income at that time. Commitments represent obligations, such as those for future purchases of goods or services, that are not yet recorded on the company's balance sheet as liabilities. The company records liabilities for commitments when incurred (i.e., when the goods or services are received).

Praxair is subject to various lawsuits and government investigations that arise from time to time in the ordinary course of business. These actions are based upon alleged environmental, tax, antitrust and personal injury claims, among others. Praxair has strong defenses in these cases and intends to defend itself vigorously.

However, it is possible that the company may incur losses in connection with some of these actions in excess of accrued liabilities. Management does not anticipate that in the aggregate such losses would have a material adverse effect on the company's consolidated financial position or liquidity; however, it is possible that the final outcomes could have a significant impact on the company's reported results of operations in any given period.

Among such matters are:

- Claims by the Brazilian taxing authorities against several of the company's Brazilian subsidiaries relating to non-income and income tax matters. During May 2009, the Brazilian government published Law 11941/2009 instituting a new voluntary amnesty program ("Refis Program") which allowed Brazilian companies to settle certain federal tax disputes at reduced amounts. During the 2009 third quarter, Praxair decided that it was economically beneficial to settle many of its outstanding federal tax disputes and these disputes were enrolled in the Refis Program and settled (see Note 2). During January 2010, the Brazilian state of Rio de Janeiro ("Rio") published Law 5647/2010 instituting a new state amnesty program ("Rio Amnesty Program") which allows Brazilian companies to settle certain disputes with the state of Rio at reduced amounts. During the 2010 first quarter, Praxair decided that it was economically beneficial to settle several of its outstanding disputes with the state of Rio and these disputes were enrolled in the Program and settled. The final settlements related to both the Refis and Rio Amnesty Programs are subject to final calculation and review by the Brazilian federal and Rio state governments, respectively, and the company currently anticipates these reviews will conclude during the next year. Any differences from amounts recorded will be adjusted to income at that time.

  After enrollment in the amnesty programs, at December 31, 2010 the most significant remaining claims relate to a state VAT tax matter associated with a procedural issue and a federal income tax matter where the taxing authorities are challenging the tax rate that should be applied to income generated by a subsidiary company. The total estimated exposure relating to such claims, including interest and penalties, as appropriate, is approximately $173 million. Praxair has not recorded any liabilities related to such claims based on management judgments, after considering judgments and opinions of outside counsel. Because litigation in Brazil historically takes many years to resolve, it is very difficult to estimate the timing of resolution of these matters; however, it is possible that certain of these matters may be resolved within the near term. The company is vigorously defending against the proceedings.

- On September 1, 2010, CADE (Brazilian Administrative Council for Economic Defense) announced alleged anticompetitive activity on the part of five industrial gas companies in Brazil and imposed fines on all five companies. Originally, CADE imposed a civil fine of R$ 2.2 billion Brazilian reais (US$1.3 billion) against White Martins, the Brazil-based subsidiary of Praxair, Inc. In response to a motion for clarification, the fine was reduced to R$1.7 billion Brazilian reais (US$1 billion) due to a calculation error made by CADE. On September 2, 2010, Praxair issued a press release and filed a report on Form 8-K rejecting all claims and stating that the fine represents a gross and arbitrary disregard of Brazilian law.

  Praxair strongly believes that the allegations are without merit and that the fine will be annulled during the appeal process. The company further believes that it has strong defenses and will vigorously defend against the allegations and related fine up to such levels of the Federal Courts in Brazil as may be necessary. Because appeals in Brazil historically take many years to resolve, it is very difficult to estimate when the appeal will be finally decided. Based on management judgments, after considering judgments and opinions of outside counsel, no reserve has been recorded for this proceeding as management does not believe that a loss is probable.

  On October 19, 2010, White Martins filed an annulment petition ("appeal") with the Federal Court in Brasilia seeking to have the fine against White Martins overturned. In order to suspend payment of the fine pending the completion of the appeal process, Brazilian law required that the company tender a guarantee in the amount of the fine as security. Currently, 50% of the guarantee is satisfied by letters of credit with a financial institution and 50% of the guarantee is satisfied by equity of a Brazilian subsidiary.

- Claims brought by welders alleging that exposure to manganese contained in welding fumes caused neurological injury. Praxair has never manufactured welding consumables. Such products were manufactured prior to 1985 by a predecessor company of Praxair. As of December 31, 2010, Praxair was a co-defendant with many other companies in lawsuits alleging personal injury caused by manganese contained in welding fumes. There were a total of 542 individual claimants in these cases, a significant decline since 2005. The cases were pending in several state and federal courts. The federal cases have been transferred to the U.S. District Court for the Northern District of Ohio for coordinated pretrial proceedings. The plaintiffs seek unspecified compensatory and, in most instances, punitive damages. In the past, Praxair has either been dismissed from the cases with no payment or has settled a few cases for nominal amounts. These claims raise numerous, individual issues that make them generally unsuited for class action status. Separately, various class actions for medical monitoring have been proposed but none have been certified. No reserves have been recorded for these cases as management does not believe that a loss from them is probable or reasonably estimable.

The following table sets forth Praxair's material commitments and contractual obligations as of December 31, 2010, excluding leases, tax liabilities for uncertain tax positions, other post retirement and pension obligations which are summarized elsewhere in the financial statements (see Notes 4, 5, 11, and 16):

(Millions of dollars) **Expiring through December 31,**	**Unconditional Purchase Obligations**	**Construction Commitments**	**Guarantees and Other**
2011	$ 515	$673	$173
2012	340	244	—
2013	250	21	—
2014	240	—	—
2015	181	—	6
Thereafter	1,425	—	11
	$2,951	$938	$190

Unconditional purchase obligations of $2,951 million represent contractual commitments under various long- and short-term, take-or-pay arrangements with suppliers and are not included on Praxair's balance sheet. These obligations are primarily minimum purchase commitments for helium, electricity, natural gas and feedstock used to produce atmospheric and process gases. During 2010, payments under these contracts totaled $1,016 million, including $526 million for electricity and $225 million for natural gas. A significant portion of these obligations is passed on to customers through similar take-or-pay contractual arrangements. Purchase obligations which are not passed along to customers do not represent a significant risk to Praxair.

Construction commitments of $938 million represent outstanding commitments to complete authorized construction projects as of December 31, 2010. A significant portion of Praxair's capital spending is related to the construction of new production facilities to satisfy customer commitments which may take a year or more to complete.

Guarantees and other of $190 million include $70 million related to Praxair's contingent obligations under guarantees of certain debt of unconsolidated affiliates, $92 million related to put option agreements with certain affiliated companies and $28 million of various guarantees relating to outstanding receivables and repurchase agreements. Unconsolidated equity investees had total debt of approximately $477 million at December 31, 2010, which was non-recourse to Praxair with the exception of the guaranteed portions described above. The put option agreements are primarily related to majority-owned packaged gas subsidiaries in the United States and give the minority shareholders the right to require Praxair to purchase their shares at a predefined price calculation. Praxair has no significant financing arrangements with closely-held related parties.

At December 31, 2010, Praxair had undrawn outstanding letters of credit, bank guarantees and surety bonds valued at approximately $1,734 million from financial institutions, including $520 million relating to the CADE anti-trust litigation in Brazil. These related primarily to customer contract performance guarantees (including plant construction in connection with certain on-site contracts), self-insurance claims and other commercial and governmental requirements, including foreign litigation matters.

NOTE 18. SEGMENT INFORMATION

The company's operations are organized into five reportable segments, four of which have been determined on a geographic basis of segmentation: North America, Europe, South America and Asia. In addition, Praxair operates its worldwide surface technologies business through its wholly-owned subsidiary, Praxair Surface Technologies, Inc., which represents the fifth reportable segment.

Praxair's operations consist of two major product lines: industrial gases and surface technologies. The industrial gases product line centers on the manufacturing and distribution of atmospheric gases (oxygen, nitrogen, argon, rare gases) and process gases (carbon dioxide, helium, hydrogen, electronic gases, specialty gases, acetylene). Many of these products are co-products of the same manufacturing process. Praxair manufactures and distributes nearly all of its products and manages its customer relationships on a regional basis. Praxair's industrial gases are distributed to various end markets within a regional segment through one of three basic distribution methods: on-site or tonnage; merchant; and packaged or cylinder gases. The distribution methods are generally integrated in order to best meet the customer's needs and very few of its products can be economically transported outside of a region. Therefore, the distribution economics are specific to the various geographies in which the company operates and are consistent with how management assesses performance.

Praxair evaluates the performance of its reportable segments based primarily on operating profit, excluding inter-company royalties and special items. Accordingly, for 2010, segment operating profit excludes the impact of the US Homecare divestiture and Venezuela currency devaluation totaling $85 million. Also, for 2009 segment operating profit excludes the impact of Brazil tax amnesty program and other charges of $306 million, and for 2008 excludes cost reduction and other charges of $194 million (see Note 2). Sales are determined based on the country in which the legal subsidiary is domiciled. Corporate and globally managed expenses, and research and development costs relating to Praxair's global industrial gases business, are allocated to operating segments based on sales.

The table below presents information about reportable segments for the years ended December 31, 2010, 2009 and 2008.

(Millions of dollars)	2010	2009	2008
Sales (a)			
North America	$ 5,111	$ 4,626	$ 5,939
Europe	1,334	1,283	1,502
South America	1,970	1,645	1,889
Asia	1,133	885	891
Surface Technologies	568	517	575
	$10,116	$ 8,956	$10,796
Operating Profit			
North America	$ 1,196	$ 1,044	$ 1,078
Europe	267	268	365
South America	454	350	389
Asia	166	138	149
Surface Technologies	84	81	96
Segment operating profit	2,167	1,881	2,077
Brazil tax amnesty program and other charges (Note 2)	(85)	(306)	(194)
Total operating profit	$ 2,082	$ 1,575	$ 1,883
Total Assets (b)			
North America	$ 7,154	$ 6,902	$ 6,637
Europe	2,364	2,312	2,270
South America	3,234	2,854	2,150
Asia	1,863	1,595	1,451
Surface Technologies	659	654	546
	$15,274	$14,317	$13,054
Depreciation and Amortization			
North America	$ 467	$ 441	$ 440
Europe	124	124	129
South America	174	144	151
Asia	118	100	95
Surface Technologies	42	37	35
	$ 925	$ 846	$ 850
Capital Expenditures and Acquisitions			
North America (Note 3)	$ 636	$ 759	$ 920
Europe (Note 3)	282	145	194
South America	306	222	307
Asia	275	211	269
Surface Technologies (Note 3)	37	146	51
	$ 1,536	$ 1,483	$ 1,741
Sales by Major Country			
United States	$ 3,973	$ 3,649	$ 4,713
Brazil	1,639	1,327	1,579
Other – foreign	4,504	3,980	4,504
	$10,116	$ 8,956	$10,796
Long-lived Assets by Major Country (c)			
United States	$ 3,446	$ 3,360	$ 3,145
Brazil	1,620	1,432	1,047
Other – foreign	4,466	4,198	3,730
	$ 9,532	$ 8,990	$ 7,922

(a) Sales reflect external sales only. Intersegment Sales, primarily from North America to other segments, were not significant.

(b) Includes equity investments as of December 31 as follows:

(Millions of dollars)	2010	2009	2008
North America	$ 52	$ 57	$ 63
Europe	400	300	286
Asia	112	78	67
	$564	$435	$416

(c) Long-lived assets include property, plant and equipment – net.

NOTE 19. QUARTERLY DATA (UNAUDITED)

(Dollar amounts in millions, except per share data)

2010	1Q (a)	2Q	3Q	4Q (a)	YEAR (a)
Sales	$ 2,428	$ 2,527	$ 2,538	$ 2,623	$ 10,116
Cost of sales, exclusive of depreciation and amortization	$ 1,381	$ 1,437	$ 1,444	$ 1,492	$ 5,754
Depreciation and amortization	$ 228	$ 230	$ 227	$ 240	$ 925
Operating profit	$ 479	$ 547	$ 551	$ 505	$ 2,082
Net income – Praxair, Inc.	$ 314	$ 371	$ 377	$ 133	$ 1,195
Basic Per Share Data					
Net income	$ 1.02	$ 1.21	$ 1.22	$ 0.43	$ 3.90
Weighted average shares (000's)	306,793	306,826	307,127	306,133	306,720
Diluted Per Share Data					
Net income	$ 1.01	$ 1.19	$ 1.21	$ 0.43	$ 3.84
Weighted average shares (000's)	311,159	311,109	311,608	310,733	311,395

2009	1Q	2Q	3Q (b)	4Q	YEAR (b)
Sales	$ 2,123	$ 2,138	$ 2,288	$ 2,407	$ 8,956
Cost of sales, exclusive of depreciation and amortization	$ 1,195	$ 1,190	$ 1,277	$ 1,370	$ 5,032
Depreciation and amortization	$ 199	$ 207	$ 217	$ 223	$ 846
Operating profit	$ 442	$ 447	$ 174	$ 512	$ 1,575
Net income – Praxair, Inc.	$ 290	$ 299	$ 325	$ 340	$ 1,254
Basic Per Share Data					
Net income	$ 0.94	$ 0.97	$ 1.06	$ 1.11	$ 4.08
Weighted average shares (000's)	307,818	307,957	307,360	307,569	307,676
Diluted Per Share Data					
Net income	$ 0.93	$ 0.96	$ 1.04	$ 1.09	$ 4.01
Weighted average shares (000's)	311,311	312,429	312,182	312,624	312,382

(a) 2010 includes the impact of the following benefits/(charges) (see Note 2):

(Millions of dollars)	Operating Profit/ (Loss)	Net Income/ (Loss)
Venezuela currency devaluation – Q1	$ (27)	$ (26)
Spanish income tax settlement – Q4	—	(250)
U.S. homecare divestiture – Q4	(58)	(40)
Repatriation tax benefit – Q4	—	35
Year 2010	$ (85)	$(281)

(b) The third quarter and full year 2009 includes the impact of the Brazil tax amnesty program and other charges of $306 million (net after-tax benefit of $7 million).

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Based on an evaluation of the effectiveness of Praxair's disclosure controls and procedures, which was made under the supervision and with the participation of management, including Praxair's principal executive officer and principal financial officer, the principal executive officer and principal financial officer have each concluded that, as of the end of the annual period covered by this report, such disclosure controls and procedures are effective in ensuring that information required to be disclosed by Praxair in reports that it files under the Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and accumulated and communicated to management including Praxair's principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Praxair's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the company's principal executive officer and principal financial officer, Praxair conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (often referred to as *COSO*). Based on this evaluation, management concluded that the company's internal control over financial reporting was effective as of December 31, 2010.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has issued their opinion on the company's internal control over financial reporting as of December 31, 2010 as stated in their report in Item 8.

Changes in Internal Control over Financial Reporting

There were no changes in Praxair's internal control over financial reporting that occurred during the fourth quarter of 2010 that have materially affected, or are reasonably likely to materially affect, Praxair's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Certain information required by this item is incorporated herein by reference to the sections captioned "The Board of Directors", "Executive Officers" and "Corporate Governance And Board Practices-*Section 16(a) Beneficial Ownership Reporting Compliance*" in Praxair's Proxy Statement for the Annual Meeting of Shareholders to be held on April 26, 2011.

Identification of the Audit Committee

Praxair has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 as amended (the "Exchange Act"). The members of that Audit Committee are Raymond W. LeBoeuf, Chairman, Claire W. Gargalli, Ira D. Hall and Larry D. McVay.

Audit Committee Financial Expert

The Praxair Board of Directors has determined that each of, Raymond W. LeBoeuf and Ira D. Hall is an "audit committee financial expert" as defined by Item 407(d)(5)(ii) of Regulation S-K of the Exchange Act and is independent within the meaning of the independence standards adopted by the Board of Directors and those of the New York Stock Exchange.

Code of Ethics

Praxair has adopted a code of ethics that applies to the company's directors and all employees, including its Chief Executive Officer, Chief Financial Officer, and Controller. This code of ethics has been approved by the Praxair Board of Directors and is named the "Compliance with Laws and Business Integrity and Ethics Policy". To assist employees and directors in complying with this code of ethics, management, from time to time, develops specific standards implementing certain provisions of the code which standards are contained in Praxair's "Standards of Business Integrity." Both documents are posted on the company's public website, www.praxair.com.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this item is incorporated herein by reference to the sections captioned "Executive Compensation" and "Director Compensation" in Praxair's Proxy Statement for the Annual Meeting of Shareholders to be held on April 26, 2011.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plans Information – The table below provides information as of December 31, 2010 about company stock that may be issued upon the exercise of options, warrants and rights granted to employees or members of Praxair's Board of Directors under present and former equity compensation plans, including plans approved by shareholders and one plan which has not been approved by shareholders, the 1996 Praxair, Inc. Performance Incentive Plan (the 1996 Plan). The equity compensation plan not approved by shareholders was terminated in March 2001 and directors and officers of the company were not eligible to participate in that plan. Shareholder approval of that plan was not required under applicable NYSE rules. The 1996 Plan provided for granting nonqualified or incentive stock options, stock grants, performance awards and other stock related incentives for key employees. The exercise price under the 1996 Plan was equal to the closing price of Praxair's common stock on the date of grant. Options that were granted under this plan became exercisable after one or more years after the date of grant and the option term was no more than ten years.

EQUITY COMPENSATION PLANS TABLE

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders	16,666,722(1)	$59.41	10,442,284
Equity compensation plans not approved by shareholders	202,470	$22.12	—
Total	16,869,192	$58.96	10,442,284

(1) This amount includes 300,201 restricted shares and 673,945 performance shares. Up to an additional 336,973 performance shares could be issued if performance goals are achieved at the maximum specified targets. See Note 15 to the consolidated financial statements.

Certain information required by this item regarding the beneficial ownership of the Company's common stock is incorporated herein by reference to the section captioned "Share Ownership" in Praxair's Proxy Statement for the Annual Meeting of Shareholders to be held on April 26, 2011.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information required by this item is incorporated herein by reference to the sections captioned "Corporate Governance And Board Practices – *Review, Approval or Ratification of Transactions with Related Persons*," "Corporate Governance And Board Practices – *Certain Relationships and Transactions,*" and "Corporate Governance And Board Practices – *Director Independence*" in Praxair's Proxy Statement for the Annual Meeting of Shareholders to be held on April 26, 2011.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by this item is incorporated herein by reference to the section captioned "The Independent Auditor" in Praxair's Proxy Statement for the Annual Meeting of Shareholders to be held on April 26, 2011.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

(1) The company's 2010 Consolidated Financial Statements and the Report of the Independent Registered Public Accounting Firm are included in Part II, Item 8. Financial Statements and Supplementary Data.

(2) Financial Statement Schedules – All financial statement schedules have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

(3) Exhibits – The exhibits filed as part of this Annual Report on Form 10-K are listed in the accompanying index.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PRAXAIR, INC.
(Registrant)

Date: February 23, 2011

By: /s/ ELIZABETH T. HIRSCH

Elizabeth T. Hirsch
Vice President and Controller
(On behalf of the Registrant and as Chief Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on February 23, 2011.

/s/ STEPHEN F. ANGEL
Stephen F. Angel
Chairman, President, Chief Executive Officer and Director

/s/ JAMES S. SAWYER
James S. Sawyer
Executive Vice President and Chief Financial Officer

/s/ NANCE K. DICCIANI
Nance K. Dicciani
Director

/s/ EDWARD G. GALANTE
Edward G. Galante
Director

/s/ CLAIRE W. GARGALLI
Claire W. Gargalli
Director

/s/ IRA D. HALL
Ira D. Hall
Director

/s/ RAYMOND W. LEBOEUF
Raymond W. LeBoeuf
Director

/s/ LARRY D. MCVAY
Larry D. McVay
Director

/s/ WAYNE T. SMITH
Wayne T. Smith
Director

/s/ OSCAR DE PAULA BERNARDES
Oscar de Paula Bernardes
Director

/s/ ROBERT L. WOOD
Robert L. Wood
Director

INDEX TO EXHIBITS

Praxair, Inc. and Subsidiaries

Exhibit No.	Description
3.01	Restated Certificate of Incorporation of Praxair, Inc. as filed with the Secretary of State of the State of Delaware on May 6, 2008 (Filed as Exhibit 3.01 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, Filing No. 1-11037, and incorporated herein by reference).
3.02	Amended and Restated By-Laws of Praxair, Inc. (Filed as Exhibit 3.02 to the Company's Current Report on Form 8-K dated December 12, 2007, Filing No. 1-11037, and incorporated herein by reference).
3.03	Certificate of Designations for the 7.48% Cumulative Preferred Stock, Series A (Filed on February 13, 1997 as Exhibit 3.3 to Amendment #1 to the Company's Registration Statement on Form S-3, Registration No. 333-18141).
3.04	Certificate of Designations for the 6.75% Cumulative Preferred Stock, Series B (Filed on February 13, 1997 as Exhibit 3.4 to Amendment #1 to the Company's Registration Statement on Form S-3, Registration No. 333-18141).
4.01	Common Stock Certificate (Filed as Exhibit 4.01 to the Company's Registration Statement on Form 10, Filing No. 1-11037, and incorporated herein by reference).
4.02	Indenture, dated as of July 15, 1992, between Praxair, Inc. and U.S. Bank National Association, as the ultimate successor trustee to Bank of America, Illinois, (formerly Continental Bank, National Association (Filed as Exhibit 4 to the Company's Current Report on Form 8-K dated March 19, 2007, Filing No. 1-11037, and incorporated herein by reference).
4.03	Copies of the agreements relating to long-term debt which are not required to be filed as exhibits to this Annual Report on Form 10-K will be furnished to the Securities and Exchange Commission upon request.
4.04	Series A Preferred Stock Certificate (Filed on February 7, 1997 as Exhibit 4.3 to Amendment #1 to the Company's Registration Statement on Form S-3, Registration No. 333-18141).
4.05	Series B Preferred Stock Certificate (Filed on February 7, 1997 as Exhibit 4.4 to Amendment #1 to the Company's Registration Statement on Form S-3, Registration No. 333-18141).
*10.01	Amended and Restated 2002 Praxair, Inc. Long Term Incentive Plan (Filed as Exhibit 10.01 to the Company's 2003 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).
*10.01a	Amendment, dated as of October 24, 2006, to the Amended and Restated 2002 Praxair, Inc. Long Term Incentive Plan (Filed as Exhibit 10.01a to the Company's 2006 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).
*10.01b	Amendment, dated as of January 23, 2007, to the Amended and Restated 2002 Praxair, Inc. Long Term Incentive Plan (Filed as Exhibit 10.01b to the Company's 2006 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).
*10.01c	Form of Standard Option Award under the 2002 Praxair, Inc. Long Term Incentive Plan (Filed as Exhibit 10.01c to the Company's 2007 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).
*10.01d	Form of Transferable Option Award under the 2002 Praxair, Inc. Long Term Incentive Plan (Filed as Exhibit 10.01d to the Company's 2007 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).

Exhibit No.	Description
*10.01e	Form of Performance Share Award under the 2002 Praxair, Inc. Long Term Incentive Plan effective for 2007-2008 (Filed as Exhibit 10.01e to the Company's 2006 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).
*10.01f	Form of Performance Share Award under the 2002 Praxair, Inc. Long Term Incentive Plan effective for 2009 (Filed as Exhibit 10.01f to the Company's 2008 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).
*10.02	Form of Executive Severance Compensation Agreement effective January 1, 2009 (Filed as Exhibit 10.02 to the Company's 2008 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).
*10.02a	Form of Executive Severance Compensation Agreement effective January 1, 2010_ (Filed as Exhibit 10.02 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, Filing No. 1-11037, and incorporated herein by reference).
*10.03	2002 Praxair, Inc. Variable Compensation Plan amended and restated effective January 1, 2008 (Filed as Exhibit 10.03 to the Company's 2008 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).
*10.04	Amended and Restated 1995 Stock Option Plan for Non-Employee Directors (Filed as Exhibit 10.04 to the Company's 2003 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).
*10.04a	First Amendment, dated as of October 24, 2006, to the Amended and Restated 1995 Stock Option Plan for Non-Employee Directors (Filed as Exhibit 10.04a to the Company's 2006 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).
*10.04b	2005 Equity Compensation Plan for Non-Employee Directors of Praxair, Inc. amended and restated effective January 26, 2010 (Filed as Exhibit 10.04b to the Company's 2009 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).
*10.04c	Form of Option Award under the 2005 Equity Compensation Plan for Non-Employee Directors of Praxair, Inc (Filed as Exhibit 10.04a to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, Filing No. 1-11037, and incorporated herein by reference).
*10.05a	Praxair, Inc. Supplemental Retirement Income Plan A effective January 1, 2008 (Filed as Exhibit 10.05a to the Company's 2008 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).
*10.05b	First amendment to the Praxair, Inc. Supplemental Retirement Income Plan A effective January 1, 2010 (Filed as Exhibit 10.05b to the Company's 2009 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).
*10.05c	Praxair, Inc. Supplemental Retirement Income Plan B amended and restated effective December 31, 2007 (Filed as Exhibit 10.05b to the Company's 2008 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).
*10.05d	First amendment to the Praxair, Inc. Supplemental Retirement Income Plan B effective January 1, 2010 (Filed as Exhibit 10.05d to the Company's 2009 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).
*10.05e	Praxair, Inc. Equalization Benefit Plan amended and restated effective December 31, 2007 (Filed as Exhibit 10.05c to the Company's 2008 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).
*10.05f	First amendment to the Praxair, Inc. Equalization Benefit Plan amended and restated effective January 1, 2010 (Filed as Exhibit 10.05f to the Company's 2009 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).

Exhibit No.	Description
*10.06	Praxair, Inc. Director's Fees Deferral Plan amended and restated effective January 26, 2010 (Filed as Exhibit 10.06 to the Company's 2009 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).
*10.07	Praxair Compensation Deferral Program amended and restated as of January 1, 2005 (Filed as Exhibit 10.07 to the Company's 2008 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).
10.08	Transfer Agreement dated January 1, 1989, between Union Carbide Corporation and the registrant (Filed as Exhibit 10.06 to the Company's Registration Statement on Form 10, Filing No. 1-11037, and incorporated herein by reference).
10.08a	Amendment No. 1 dated as of December 31, 1989, to the Transfer Agreement (Filed as Exhibit 10.07 to the Company's Registration Statement on Form 10, Filing No. 1-11037, and incorporated herein by reference).
10.08b	Amendment No. 2 dated as of July 2, 1990, to the Transfer Agreement (Filed as Exhibit 10.08 to the Company's Registration Statement on Form 10, Filing No. 1-11037, and incorporated herein by reference).
10.08c	Amendment No. 3 dated as of January 2, 1991, to the Transfer Agreement (Filed as Exhibit 10.09 to the Company's Registration Statement on Form 10, Filing No. 1-11037, and incorporated herein by reference).
10.09	Transfer Agreement dated January 1, 1989, between Union Carbide Corporation and Union Carbide Coatings Service Corporation (Filed as Exhibit 10.14 to the Company's Registration Statement on Form 10, Filing No. 1-11037, and incorporated herein by reference).
10.09a	Amendment No. 1 dated as of December 31, 1989, to the Transfer Agreement (Filed as Exhibit 10.15 to the Company's Registration Statement on Form 10, Filing No. 1-11037, and incorporated herein by reference).
10.09b	Amendment No. 2 dated as of July 2, 1990, to the Transfer Agreement (Filed as Exhibit 10.16 to the Company's Registration Statement on Form 10, Filing No. 1-11037, and incorporated herein by reference).
10.10	Additional Provisions Agreement dated as of June 4, 1992 (Filed as Exhibit 10.21 to the Company's Registration Statement on Form 10, Filing No. 1-11037, and incorporated herein by reference).
10.11	Amended and Restated Realignment Indemnification Agreement dated as of June 4, 1992 (Filed as Exhibit 10.23 to the Company's Registration Statement on Form 10, Filing No. 1-11037, and incorporated herein by reference).
10.12	Environmental Management, Services and Liabilities Allocation Agreement dated as of January 1, 1990 (Filed as Exhibit 10.13 to the Company's Registration Statement on Form 10, Filing No. 1-11037, and incorporated herein by reference).
10.12a	Amendment No. 1 to the Environmental Management, Services and Liabilities Allocation Agreement dated as of June 4, 1992 (Filed as Exhibit 10.22 to the Company's Registration Statement on Form 10, Filing No. 1-11037, and incorporated herein by reference).
10.13	Danbury Lease-Related Services Agreement dated as of June 4, 1992 (Filed as Exhibit 10.24 to the Company's Registration Statement on Form 10, Filing No. 1-11037, and incorporated herein by reference).

Exhibit No.	Description
10.13a	First Amendment to Danbury Lease-Related Services Agreement (Filed as Exhibit 10.13a to the Company's 1994 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).
10.14	Danbury Lease Agreements, as amended (Filed as Exhibit 10.26 to the Company's Registration Statement on Form 10, Filing No. 1-11037, and incorporated herein by reference).
10.14a	Second Amendment to Linde Data Center Lease (Danbury) (Filed as Exhibit 10.14a to the Company's 1993 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).
10.14b	Fourth Amendment to Carbide Center Lease (Filed as Exhibit 10.14b to the Company's 1993 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).
10.14c	Third Amendment to Linde Data Center Lease (Filed as Exhibit 10.14c to the Company's 1994 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).
10.14d	Fifth Amendment to Carbide Center Lease (Filed as Exhibit 10.14d to the Company's 1994 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).
10.14e	Sixth Amendment to Carbide Center Lease (Filed as Exhibit 10.14e to the Company's 2004 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).
10.15	Employee Benefits Agreement dated as of June 4, 1992 (Filed as Exhibit 10.25 to the Company's Registration Statement on Form 10, Filing No. 1-11037, and incorporated herein by reference).
10.15a	First Amendatory Agreement to the Employee Benefits Agreement (Filed as Exhibit 10.15a to the Company's 1994 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).
10.16	Tax Disaffiliation Agreement dated as of June 4, 1992 (Filed as Exhibit 10.20 to the Company's Registration Statement on Form 10, Filing No. 1-11037, and incorporated herein by reference).
10.17	$1 Billion Credit Agreement dated as of December 23, 2004 among Praxair, Inc., The Eligible Subsidiaries Referred to Therein, The Lenders Listed Therein, JP Morgan Chase Bank, N. A., as Administrative Agent, Bank of America, N. A., as Syndication Agent, and Citibank, N. A. and Credit Suisse First Boston as Co-Documentation Agents (Filed as Exhibit 10.17 to the Company's 2004 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).
10.17a	Amendment No. 1, dated February 15, 2006, to $1 Billion Credit Agreement, dated as of December 23, 2004 (referenced as Exhibit 10.17) (Filed as Exhibit 10.17a to the Company's 2005 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).
10.17b	Extension Agreement, dated October 18, 2006, to $1 Billion Credit Agreement, dated as of December 23, 2004 (Filed as Exhibit 10.17b to the Company's 2006 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).
10.17c	Extension Agreement to $1 Billion Credit Agreement, dated as of December 23, 2004, with Wells Fargo Bank, N.A. (Filed as Exhibit 10.17c to the Company's 2009 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).
10.17d	Extension Agreement to $1 Billion Credit Agreement, dated as of December 23, 2004 with Bank of America, N.A. (Filed as Exhibit 10.17d to the Company's 2009 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).
10.17e	Assignment and Assumption Agreement dated December 11, 2009 related to the $1 Billion Credit Agreement, dated as of December 23, 2004,(Filed as Exhibit 10.17e to the Company's 2009 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).

Exhibit No.	Description
10.18	€450 Million Facility Agreement dated as of November 29, 2004 among Praxair Euroholding, S. L., an indirect wholly-owned subsidiary of the Company, as Borrower, Praxair, Inc., as Guarantor, The Lenders Party Thereto, Citigroup Global Markets, Inc., as Syndication Agent and ABN AMRO Bank N. V., as Administrative Agent and Documentation Agent (Filed as Exhibit 10.18 to the Company's 2004 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).
10.18a	Amendment No. 1 to €450 Million Facility Agreement (Filed as Exhibit 10.18a to the Company's Current Report on Form 8-K dated March 1, 2005, Filing No. 1-11037, and incorporated herein by reference).
*10.19	Praxair, Inc. Plan for Determining Performance-Based Awards Under Section 162(m) (included as Appendix 4 to the Company's definitive proxy statement for its 2006 annual meeting of shareholders filed on March 21, 2006 and incorporated herein by reference).
*10.20	Service Credit Arrangement for Stephen F. Angel dated May 23, 2007 was filed as Exhibit 10.20 to the Company's Form 8-K filed on May 24, 2007 and is incorporated herein by reference.
*10.21	2009 Praxair, Inc. Long Term Incentive Plan as amended on April 27, 2010 and January 25, 2011 is filed herewith.
*10.22	Form of Standard Option Award under the 2009 Praxair, Inc. Long Term Incentive Plan (Filed as Exhibit 10.22 to the Company's 2009 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).
*10.23	Form of Transferable Option Award under the 2009 Praxair, Inc. Long Term Incentive Plan (Filed as Exhibit 10.23 to the Company's 2009 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).
*10.24	Form of Restricted Stock Unit Award under the 2009 Praxair, Inc. Long Term Incentive Plan (Filed as Exhibit 10.24 to the Company's 2009 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).
*10.25	Form of Performance Share Unit Award under the 2009 Praxair, Inc. Long Term Incentive Plan (Filed as Exhibit 10.25 to the Company's 2009 Annual Report on Form 10-K, Filing No. 1-11037, and incorporated herein by reference).
10.26	Letter of Clarification of Certain Pension Benefits dated October 26, 2010 between the Company and James T. Breedlove (Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, Filing No. 1-11037, and incorporated herein by reference).
10.27	Terms Agreement dated March 23, 2009 among the Company, Banc of America Securities LLC, Citigroup Global Markets, Inc., and other underwriters for the issuance and sale of $300,000,000 4.375% Notes due 2014, filed as Exhibit 1 to the Company's Current Report on Form 8-K, dated March 26, 2009, Filing No. 1-11037, and incorporated herein by reference.
10.28	Terms Agreement dated May 20, 2009 among the Company, Citigroup Global Markets, Inc., RBS Securities Inc. as underwriters for the issuance and sale of $500,000,000 Floating Rate Notes due 2010, filed as Exhibit 1 to the Company's Current Report on Form 8-K, dated May 26, 2009, Filing No. 1-11037, and incorporated herein by reference.
10.29	Terms Agreement dated August 10, 2009 among the Company, Banc of America Securities LLC, Credit Suisse Securities (USA) LLC and HSBC Securities (USA) Inc., and other underwriters for the issuance and sale of $600,000,000 4.5% Notes due 2019, filed as Exhibit 1 to the Company's Current Report on Form 8-K, dated August 13, 2009, Filing No. 1-11037, and incorporated herein by reference.

Exhibit No.	Description
10.30	Terms Agreement dated August 27, 2009 among the Company, Citigroup Global Markets, Inc., RBS Securities Inc, and other underwriters for the issuance and sale of $400,000,000 3.25% Notes due 2015, filed as Exhibit 1 to the Company's Current Report on Form 8-K, dated September 1, 2009, Filing No. 1-11037, and incorporated herein by reference.
10.31	Terms Agreement dated November 10, 2009 among the Company, Banc of America Securities LLC, Deutsche Bank Securities Inc., and other underwriters for the issuance and sale of $400,000,000 1.75% Notes due 2012, filed as Exhibit 1 to the Company's Current Report on Form 8-K, dated November 16, 2009, Filing No. 1-11037, and incorporated herein by reference.
10.32	Terms Agreement dated January 11, 2010 among the Company, Citigroup Global Markets, Inc., HSBC Securities (USA) Inc., RBS Securities Inc and other underwriters for the issuance and sale of $500,000,000 2.125% Notes due 2013, filed as Exhibit 1 to the Company's Current Report on Form 8-K, dated January 14, 2010, Filing No. 1-11037, and incorporated herein by reference.
12.01	Computation of Ratio of Earnings to Fixed Charges.
21.01	Subsidiaries of Praxair, Inc.
23.01	Consent of Independent Registered Public Accounting Firm.
31.01	Rule 13a-14(a) Certification
31.02	Rule 13a-14(a) Certification
32.01	Section 1350 Certification (such certifications are furnished for the information of the Commission and shall not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act).
32.02	Section 1350 Certification (such certifications are furnished for the information of the Commission and shall not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act).
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase

Copies of exhibits incorporated by reference can be obtained from the SEC and are located in SEC File No. 1-11037.

* Indicates a management contract or compensatory plan or arrangement.

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Investor Information

Kelcey E. Hoyt, Director, Investor Relations
Praxair, Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810-5113
e-mail: investor_relations@praxair.com
(203) 837-2210

Information at www.praxair.com/investors

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Common Stock Listing (Symbol: PX)

New York Stock Exchange

Number of Shareholders

There were 16,452 registered shareholders of record as of December 31, 2010.

Dividend Policy

Dividends on Praxair's common stock are usually declared and paid quarterly. Praxair's objective is to continue quarterly dividends and consider annual dividend increases in conjunction with continued growth in earnings per share. However, the declaration of dividends is a decision made by the Praxair Board of Directors based on Praxair's earnings, financial condition and other factors the board considers relevant.

Stock Transfer Agent and Stock Record Keeping

Registrar and Transfer Company is Praxair's stock transfer agent and registrar, and maintains shareholder records. For information about account records, stock certificates, change of address and dividend payments, contact:

1-800-368-5948 or info@rtco.com.
website address: http://www.rtco.com
By mail, address shareholder inquiries to:
Shareholder Relations Department
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016

Dividend Reinvestment Plan

Praxair provides investors a convenient, low-cost program that allows dividends to be automatically reinvested into additional shares of Praxair common stock and allows purchases of additional shares of Praxair common stock without commissions. Contact Shareholder Relations at Registrar and Transfer Company for full details at the address above.

Annual Shareholders Meeting

The 2011 annual meeting of shareholders of Praxair, Inc. will be held at 9:30 a.m. on Tuesday, April 26, 2011 at the Danbury Plaza Hotel, 18 Old Ridgebury Road, Danbury, Connecticut.



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